As filed with the Securities and Exchange Commission on July 5, 2007.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

American Pacific Corporation	Delaware	2810	59-6490478
American Pacific Corporation	Nevada	2810	88-0204803
American Azide Corporation	Nevada	2892	88-0281154
Ampac Farms, Inc.	Nevada	0722	88-0304375
Ampac-ISP Corp.	Delaware	3764	47-0944429
Energetic Additives Inc., LLC	Nevada	N/A	42-1582765
Ampac Fine Chemicals LLC	California	2834	20-3451631
(Exact Name of Registrant as Specified in its Charter)	(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3770 Howard Hughes Parkway, Suite 300
Las Vegas, Nevada 89169
Telephone: (702) 735-2200
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Dana M. Kelley, Chief Financial Officer
3770 Howard Hughes Parkway, Suite 300
Las Vegas, Nevada 89169
Telephone: (702) 735-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service for each registrant)
Copies to:

Liza Mark, Esq.
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
Telephone: (415) 268-7000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class	Amount to	Offering Price Per	Aggregate Offering	Amount of Registration
of Securities to be Registered	be Registered	Unit(1)	Price(1)	Fee

9% Senior Notes due 2015	$110,000,000	100%	$110,000,000	$3,377
Guarantees of the 9% Senior Notes due 2015(2)	$110,000,000	—	—	(3)

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(f) under the Securities Act of 1933, as amended.

(2)	The 9% Senior Notes were issued by American Pacific Corporation, a Delaware corporation (“AMPAC”) and will be guaranteed by all of AMPAC’s existing and future material U.S. subsidiaries. Currently, all of AMPAC’s U.S. subsidiaries have guaranteed the 9% Senior Notes. No separate consideration will be received for the guarantees.

(3)	Pursuant to Rule 457(n) under the Securities Act of 1933, no separate fee is payable with respect to the guarantees being registered hereby.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell nor is it soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 5, 2007
PROSPECTUS

American Pacific Corporation
Offer to Exchange
Up to $110,000,000 aggregate principal amount of
9% Senior Notes due 2015 that have been registered under the Securities Act of 1933, as amended

For
An equal aggregate principal amount of
Outstanding 9% Senior Notes due 2015
American Pacific Corporation, a Delaware corporation, is offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange an aggregate principal amount of up to $110,000,000 of our 9% senior notes due 2015 that have been registered under the Securities Act of 1933, as amended (which we refer to as the “exchange notes”) for an equal principal amount of our outstanding 9% senior notes due 2015. When we refer to “outstanding notes,” we are referring to our outstanding 9% senior notes due 2015. The exchange notes will represent the same debt as the outstanding notes and we will issue the exchange notes under the same indenture.

The exchange offer expires at 5:00 p.m., New York City time, on          , 2007, unless extended.

Terms of the Exchange Offer

◆	The terms of the notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the transfer restrictions and registration rights relating to the outstanding notes will not apply to the exchange notes.

◆	The exchange notes will be guaranteed on a senior unsecured basis by all of our existing and future material U.S. subsidiaries, as defined in the Indenture governing the exchange notes.

◆	There is no existing public market for the outstanding notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or seek approval for quotation through any automated trading system.

◆	You may withdraw your tender of notes at any time before the expiration of the exchange offer. We will exchange all of the outstanding notes that are validly tendered and not withdrawn before the exchange offer expires.

◆	The exchange of notes will not be a taxable event for U.S. federal income tax purposes. For more details about the tax treatment of the exchange, see “Material U.S. Federal Income Tax Considerations” beginning on page 105 of this prospectus.

◆	The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission and that we have obtained all necessary governmental approval for the consummation of the exchange offer and that there are no actions or proceedings in any court or by any governmental agency that should materially impair our ability to proceed with the exchange offer.

◆	We will not receive any proceeds from the exchange offer.

See “Description of Exchange Notes” beginning on page 67 of this prospectus for more information about the exchange notes.

For a discussion of certain factors that you should consider before participating in this exchange offer, see “Risk Factors” beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is          , 2007

You should rely only on the information contained in or incorporated by reference into this prospectus or any other documents to which we have referred you. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus or any document incorporated by reference is accurate as of any date other than the date of the document in which such information is contained or such other date referred to in such document, regardless of the time of any sale or issuance of a security. This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC. You should read this prospectus together with the registration statement, the exhibits thereto and the additional information described under the headings “Where You Can Find More Information.”

Until                 , 2008, all dealers that buy, sell or trade the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

Page

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	iii
INDUSTRY AND MARKET DATA; OTHER DATA	iv
NOTICE TO NEW HAMPSHIRE RESIDENTS	iv
TRADEMARKS	iv
WHERE YOU CAN FIND MORE INFORMATION	iv
INCORPORATION BY REFERENCE	v
PROSPECTUS SUMMARY	1
RISK FACTORS	14
THE EXCHANGE OFFER	30
USE OF PROCEEDS	39
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	40
CAPITALIZATION	41
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA	42
BUSINESS	46
DESCRIPTION OF OTHER INDEBTEDNESS	65
DESCRIPTION OF EXCHANGE NOTES	67
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	105
PLAN OF DISTRIBUTION	110
LEGAL MATTERS	111
EXPERTS	111
INFORMATION ON EXCHANGE OFFER	111
EXHIBIT 3.9
EXHIBIT 3.10
EXHIBIT 3.11
EXHIBIT 3.12
EXHIBIT 3.13
EXHIBIT 3.14
EXHIBIT 3.15
EXHIBIT 3.16
EXHIBIT 3.17
EXHIBIT 3.18
EXHIBIT 3.19
EXHIBIT 3.20
EXHIBIT 3.21
EXHIBIT 3.22
EXHIBIT 5.1
EXHIBIT 5.2
EXHIBIT 12.1
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 25.1
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in or incorporated by reference into this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in or incorporated by reference into this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Some of the key factors that could cause actual results to differ from our expectations include:

•	the risk of any reduction or changes in NASA or U.S. government military spending;

•	the loss of any one of our limited number of customers;

•	the failure of continued appropriations by Congress for our customers’ existing or future U.S. government contracts;

•	cost over-runs on our fixed price contracts;

•	termination of the U.S. government contracts by the government at its convenience;

•	any failure by us to comply with complex procurement regulations and environmental concerns;

•	the disruption of the supply of key raw materials;

•	failure to comply with our customers’ specification and manufacturing instructions or timing and delivery requirements;

•	the difficulty of successful commercialization or governmental approval for the pharmaceutical products that incorporate our fine chemical compounds, or a recall of such products;

•	delays in our manufacturing processes due to labor issues;

•	the ability to secure and maintain adequate liquidity to manage our operations;

•	the hazardous nature of our product;

•	our inability to adapt to rapid technological changes;

•	risks related to our substantial indebtedness;

•	any failure to comply with restrictive covenants in our debt and the cost of servicing such debt;

•	downgrades in our credit ratings; and

•	those other risks and uncertainties discussed under “Risk Factors” and elsewhere herein.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

The information in this prospectus is not a complete description of our business or the risks associated with an investment in our securities. Other factors may also affect the accuracy of these forward-looking statements and our actual results may differ materially from the results anticipated in such forward-looking statements. While it is impossible to identify all such factors, factors which could cause actual results to differ materially from those estimated by us include, but are not limited to, those factors or conditions described under “Risk Factors.”

INDUSTRY AND MARKET DATA; OTHER DATA

In this prospectus, we may refer to information and statistics regarding the markets that we currently compete in or may compete in the future. Where possible, we obtained this information and statistics from third-party sources, such as independent industry publications, government publications or reports by market research firms. Additionally, we have supplemented third-party information where necessary with management estimates based on our review of internal surveys, information from our customers and vendors, trade and business organizations and other contacts in markets in which we operate, and our management’s knowledge and experience. However, these estimates are subject to change and are uncertain due to limits on the availability and reliability of primary sources of information and the voluntary nature of the data gathering process. As a result, you should be aware that industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE UNIFORM SECURITIES ACT WITH THE STATE OF NEW HAMPSHIRE, NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE, CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

TRADEMARKS

We own or have the rights to various trademarks and trade names used in our business, including AMPACtm, AFCtm and Halotron®, SEPtm, OdorMaster®, ChlorMaster®, PEPCON®, Exceeding Customer Expectations®, and Polyfox®. This prospectus also includes trade names and trademarks of other companies. Our use or display of other parties’ trade names, trademarks or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name or trademark owners.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended (the “Securities Act”) that registers the offer, issuance and sale of the exchange notes covered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us.

The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public through the SEC’s website at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.apfc.com under the caption “Investors — Financial Data” as soon as reasonably practicable after we file them with, or furnish them to, the SEC. However, information on our website and our other SEC filings mentioned above are not incorporated into this prospectus and are not a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. We hereby incorporate by reference the documents listed below, other than any portions of the respective filings that were furnished (pursuant to Item 2.02 or Item 7.01 of current reports on Form 8-K or other applicable SEC rules) rather than filed:

•	our Annual Report on Form 10-K for the year ended September 30, 2006, as filed with the SEC on January 10, 2007;

•	our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2006 and March 31, 2007, as filed with the SEC on February 14, 2007 and May 15, 2007, respectively;

•	our Definitive Proxy Statement on Schedule 14A (File No. 001-08137), filed on January 26, 2007;

•	our Current Reports on Form 8-K, as filed with the SEC on December 12, 2006, January 30, 2007, February 6, 2007, April 13, 2007 (to the extent filed and not furnished), and on July 5, 2007; and

•	our Current Reports on Form 8-K and 8-K/A containing additional information required by Rule 3-05 and Article 11 of Regulation S-X, as filed with the SEC on December 1, 2005 and February 13, 2006, respectively.

Pursuant to SEC guidance, we are required to file financial information of our guarantor subsidiaries pursuant to Rule 3-10 of Regulation S-X. We have included in a Current Report on Form 8-K filed on July 5, 2007, the information required by Rule 3-10(f) of Regulation S-X in our Consolidated Financial Statements. The revised Consolidated Financial Statements so contained in the Current Report on Form 8-K, which is incorporated by reference in this prospectus, supersede the corresponding sections of our Annual Report on Form 10-K for the year ended September 30, 2006, our Quarterly Report on Form 10-Q for the period ended December 31, 2006 and our Quarterly Report on Form 10-Q for the period ended March 31, 2007.

All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the termination of the offering under this prospectus, or after the date of the registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement, will be deemed to be incorporated by reference into this prospectus and will be a part of this prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus

v

modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

We will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address:

American Pacific Corporation
3770 Howard Hughes Parkway, Suite 300
Las Vegas, Nevada 89169
(702) 735-2200
Attn: Investor Relations

To obtain timely delivery of documents incorporated by reference in this prospectus, you must request such documents no later than five business days prior to the expiration date of the exchange offer.

PROSPECTUS SUMMARY

You should read this entire prospectus and should consider, among other things, the matters set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto contained in or incorporated by reference elsewhere in this prospectus. In this prospectus, except as otherwise stated or required by the context, references to “AMPAC,” “the Company,” “we,” “us,” “our” and similar terms refer to American Pacific Corporation, a Delaware corporation, and its subsidiaries.

Our Company

We are a leading manufacturer of specialty and fine chemicals within our focused markets. Our specialty chemicals and aerospace equipment products are utilized in national defense programs and provide access to, and movement in, space, via solid fuel and propulsion thrusters. Our fine chemicals products represent the key active ingredient in certain anti-viral, oncology and central nervous system drug applications. Our technical and manufacturing expertise and customer service focus has gained us a reputation for quality, reliability, technical performance and innovation. Given the mission critical nature of our products, we maintain long-standing strategic customer relationships. We work collaboratively with our customers to develop customized solutions that meet rigorous federal regulatory standards. We generally sell our products through long-term contracts under which we are the sole source or dual source supplier. We are the exclusive North American provider of Grade I ammonium perchlorate, or “AP,” which is the predominant oxidizing agent for solid fuel rockets, booster motors and missiles used in space exploration, commercial satellite transportation and national defense programs. In order to diversify our business and leverage our strong technical and manufacturing capabilities, we have made two strategic acquisitions over the last two fiscal years. Each of these acquisitions provided long-term customer relationships with sole source and dual source contracts and a leadership position in a growing market. On October 1, 2004, we acquired Aerojet-General Corporation’s in-space propulsion business, or “ISP,” which is now our Aerospace Equipment segment. Our Aerospace Equipment segment is one of only two North American manufacturers of in-space propulsion systems and propellant tanks. On November 30, 2005, we acquired GenCorp Inc.’s fine chemical business, or the “AFC business,” which is now our Fine Chemicals segment. Our Fine Chemicals segment is a leading manufacturer of certain active pharmaceutical ingredients, or “APIs,” and registered intermediates for pharmaceutical and biotechnology companies. Both of these businesses have been successfully integrated, have improved their profitability and have generated revenue growth since their acquisition.

Our Business Segments

Our operations comprise four reportable business segments: (i) Specialty Chemicals, (ii) Fine Chemicals, (iii) Aerospace Equipment and (iv) Other Businesses. The following charts reflect our fiscal 2006 contribution by business segment:

FY 2006 Revenue

Specialty Chemicals.  Our Specialty Chemicals business segment is principally engaged in the production of AP, which is a type of perchlorate. Sales of perchlorates represented 86% of the segment’s revenues for fiscal 2006. In addition, we produce and sell sodium azide, a chemical used in pharmaceutical manufacturing and historically the primary component of gas generators used in certain automotive airbag safety systems, and Halotron, a chemical used in fire extinguishing systems ranging from portable fire extinguishers to airport firefighting vehicles.

We have supplied AP for use in space and defense programs for over 40 years and we have been the exclusive AP supplier in North America since 1998, when we acquired the AP business of our principal competitor, Kerr-McGee Chemical Corporation, or “Kerr-McGee.” A significant number of existing and planned space launch vehicles use solid fuel and thus depend, in part, upon our AP. Many of the rockets and missiles used in national defense programs are also powered by solid fuel. Currently, our largest programs are the Minuteman missile, the Standard missile and the Atlas family of commercial rockets.

Alliant Techsystems, Inc., or “ATK,” is our biggest AP customer, representing 66% of our fiscal 2006 perchlorate revenue. During fiscal 2006, ATK’s AP purchase projection, in combination with the purchase projections of our other customers, fell below the volumes provided for under our contract with ATK. Based on the expected lower volumes and certain other factors, we negotiated an amendment with ATK in 2006 to obtain fair and reasonable pricing for volumes less than the 8 million pounds provided in the then existing contract. Under the amended contract, ATK is required to purchase all of its AP from us through 2013 and unit prices are more favorable to us at lower volumes. Unit prices vary inversely with the quantity of AP sold by us annually to all of our customers between 3 million and 20 million pounds per year. Additionally, prices escalate each year for all volumes covered under the contract. We believe this amended contract provides our Specialty Chemicals segment significant stability.

We believe that over the next several years overall demand for AP will be relatively level as compared to fiscal 2006 demand based on current U.S. Department of Defense, or “DOD,” production programs. In addition, AP demand could increase if there is a substantial increase in Space Shuttle flights or the development of several contemplated programs under the U.S. proposed long-term human and robotic program to explore the solar system, starting with a return to the Moon. Our Specialty Chemicals business segment generated a segment operating profit margin of 31.8% during fiscal 2006 and had $0.8 million in capital expenditures. We believe that our stable revenue from AP, combined with the segment’s profitability and minimal capital expenditures, should provide us with stable cash flow from our Specialty Chemicals business.

Fine Chemicals.  Our Fine Chemicals business segment is a manufacturer of APIs and registered intermediates. The pharmaceutical ingredients that we manufacture are used by our customers in drugs with indications in three primary areas: anti-viral, oncology, and central nervous system. We generate nearly all of our Fine Chemicals sales from manufacturing chemical compounds that are proprietary to our customers. We operate in compliance with the U.S. Food and Drug Administration’s, or “FDA’s,” current Good Manufacturing Practices, or “cGMP.” Our Fine Chemicals segment focuses on high growth markets where our technology position, combined with our chemical process and development and engineering expertise, leads to strong customer allegiances and limited competition.

We have distinctive competencies and specialized engineering capabilities in chiral separation, highly potent/cytotoxic compounds and energetic and nucleoside chemistries and have invested significant resources in our facilities and technology base. We believe we are the U.S. leader in chiral compound production using the first commercial-scale simulated moving bed, or “SMB,” technology in the U.S. and own and operate two large-scale SMB machines, one of which is among the largest in the world operating under cGMP. SMB is utilized to produce compounds used in drugs treating central nervous system disorders. We believe our distinctive competency in handling energetic and toxic chemicals and our specialized high containment facilities provides us a significant competitive advantage in competing for various opportunities associated with highly potent/cytotoxic compounds, such as drugs used for oncology. Due to our significant experience and specially engineered facilities, we are one of the few companies in the world with the capability to use energetic chemistry on a commercial-scale under cGMP. We use this capability in development and production of anti-viral drugs, including HIV-related and influenza-combating drugs.

We have established long-term, sole source and dual source contracts, which help provide us with earnings stability and visibility. In addition, the inherent nature of custom pharmaceutical fine chemical manufacturing encourages stable, long-term customer relationships. We work collaboratively with our customers to develop reliable, cost-effective, custom solutions. Once a customer establishes a production process with us there are several potential barriers that discourage transferring the manufacturing method to an alternative supplier, including the following:

•	Alternative Supply May Not Be Readily Available. We are the sole source supplier on a majority of our fine chemicals products.

•	Regulatory Approval. Applications to and approvals from the FDA and other regulatory authorities generally require the chemical contractor to be named. Switching contractors may require additional regulatory approval and can take as long as 18 months.

•	Significant Financial Costs. Switching contractors can result in significant costs associated with technology transfer, process validation and re-filing with the FDA and other regulatory authorities.

We believe that growth in our pharmaceutical markets is being driven by the increase in HIV-related drugs, a robust development pipeline for anti-cancer drugs, most of which will utilize high-potency compounds, and the FDA requiring more of these drugs to be chirally pure. These industry dynamics and our increased capacity allowed us to grow the revenues of our Fine Chemicals business segment by approximately 43% for the 12-month period ended September 30, 2006.

Aerospace Equipment.  Our Aerospace Equipment business segment is one of two North American manufacturers of monopropellant or bipropellant propulsion systems and thrusters for satellites and launch vehicles, and is one of the world’s major producers of bipropellant thrusters for satellites. Our products are utilized on various satellite and launch vehicle programs such as Space Systems/Loral’s 1300 series geostationary satellites.

The aerospace equipment market is expected to grow over the next several years. Growth areas include missile defense programs and the commercial satellite segment, which is expecting steady growth over the next four years as a result from broadband, HDTV and communications applications. These industry dynamics allowed us to grow our revenues from our Aerospace Equipment business segment approximately 40% during our fiscal 2006.

Other Businesses.  Our Other Businesses segment includes the production of water treatment equipment, including equipment for odor control and disinfection of water, and real estate operations. In fiscal 2005, we completed the sale of all real estate assets that were targeted for sale and do not anticipate significant real estate sales activity in the future.

Our Strengths

Leading Market Positions with Significant Barriers to Entry.  We maintain a leading market position in each of our focused markets, which are characterized by high barriers to entry. Generally, these barriers include strategic customer relationships and long-term contracts, high switching costs due to intertwined technology between manufacturer and customer, a highly-specialized workforce, proprietary processes and technologies, and manufacturing facilities that posses the necessary infrastructure to support potentially hazardous and technically sensitive work.

Specialty Chemicals.  We have been manufacturing AP for over 40 years and have been the exclusive North American supplier of AP since 1998. AP is a key component of solid fuel rockets, booster motors and missiles that are utilized in DOD programs such as the Minuteman missile, Multiple Launch Rocket System, the Standard missile and Patriot missile, as well as various space programs such as the Delta and Atlas families of commercial space launch vehicles and the Space Shuttle. There is currently no domestic alternative to these solid rocket motors. As a result, we believe that the U.S. government views us as a strategic national asset. Based on the current size of the AP market, the rigorous and time-consuming requirements to qualify as an AP supplier for government or commercial launch vehicles and the high capital requirements for building an AP manufacturing facility, we believe building a competing facility in North America is not a viable option for a potential competitor.

Fine Chemicals.  Through our acquisition of the AFC business, we have been involved in the development and manufacture of APIs for over 20 years and have developed long-term customer relationships with leading pharmaceutical and biotechnology companies. We have distinctive competencies in chiral separation, highly potent/cytotoxic compounds and energetic and nucleoside chemistries. Our pharmaceutical and biotechnology customers are dependent on the APIs and registered intermediates we produce for the efficacy of their drugs. Our customers’ commitment, in most cases, to use us as the sole or dual source supplier of these ingredients demonstrates their trust in our ability to continually deliver at the necessary high level of quality.

We have invested significant resources in our facilities and technology base and we are one of the few companies in the world with the capability to use energetic chemistry on a commercial scale under the FDA’s cGMP. Manufacturing APIs requires unique experience in chemistry and engineering as well as compliance with the FDA’s cGMP. For many of our products, few other manufacturers have the technological capability, experience or physical facilities to supply a competing product. Also, the FDA approval process for our customers generally requires the manufacturer of specific chemicals to be named. In these cases, switching contractors usually requires additional regulatory approval for our customers, which can be a lengthy and expensive process.

Aerospace Equipment.  We are one of only two manufacturers of monopropellant and bipropellant thrusters in the North American in-space propulsion market and we are one of the world’s major manufacturers of bipropellant thrusters. Our average length of relationship with major customers is in excess of 10 years. We believe that, along with our established technology base and our long-term customer relationships, the investment in product qualification and reliability requirements required within that market represents a significant barrier to entry.

Strategic Customer Relationships.  Our focused markets require technically advanced products along with a strong service component due to the critical nature of the products that we supply. Often our mission critical products are imbedded within the final end-product and some of our products have been supported through customer-funded product development investments. As a result, we have developed strategic relationships with our targeted customer base, which has led to our portfolio of sole source and dual source contracts. As the sole source or dual source supplier, we are generally the only contractor or one of only two contractors that has been qualified by the customer and/or regulatory agency to provide the respective product. We believe these relationships enable us to maintain leading market positions in our respective target markets and will allow our business to grow significantly in the future through the successful re-compete and/or expansion of existing contracts and the award of new contracts.

Manufacturing Excellence.  We believe that our manufacturing facilities for each of our core business segments provide us with a significant competitive advantage.

Specialty Chemicals.  Our AP manufacturing facility, which utilizes our proprietary technology and is ISO 9000 certified, is the only one of its kind in North America and its financing was supported in 1988 by the U.S. government due to the strategic importance of AP to the U.S. government’s access to space and for military applications. We believe building a competing facility in North America is not a viable option for a potential competitor.

Fine Chemicals.  Our Fine Chemicals facilities are operated in compliance with the FDA’s cGMP standards and we have received accreditation from Japan’s Pharmaceutical and Medical Devices Agency. Our highly skilled team of experienced chemists, engineers, operators and other professionals provides assurance of supply of high quality products to our customers. Significant investments in our manufacturing facilities during the last two years have enhanced our manufacturing capability, efficiency and capacity. We believe the combination of our highly skilled workforce and our modern manufacturing facilities has led to our advanced technological position within our targeted markets and positions us to capitalize on the expected industry growth within our fine chemicals core competencies.

Aerospace Equipment.  Our specially-engineered manufacturing facilities allow us to provide a wide array of services to our customers, including gas welding, electron beam welding, final thruster assembly, clean room assembly, water flushing, water calibration, vibration and hot fire test. Our hot fire test bed acceptance capability uses real-time infrared techniques to record temperature profiles in the thruster hardware during testing. We believe this proprietary technique is a significant advantage in assessing both the quality of existing designs and critical information to improve thruster performance in new designs.

Significant Revenue Visibility through Long-Term Contracts.  Our revenues are primarily derived from multi-year contracts with major defense and aerospace contractors and multi-billion dollar pharmaceutical and biotechnology companies. Within the Specialty Chemicals segment, the majority of our revenues are generated from contracts that require our customers to purchase all of their AP requirements from us, subject to certain exceptions. In addition, our recent ATK contract amendment provides for higher unit prices at lower volumes, extends the contract maturity through 2013 and contains annual price increases, which we believe provides our Specialty Chemicals segment significant revenue stability. Our Fine Chemicals business segment generated nearly all of its sales in fiscal 2006 from long-term contracts on existing ethical drug products that are FDA-approved and are currently on the market. Some of our contracts within the Fine Chemicals segment also have take-or-pay terms or required minimum purchase volumes, which guarantees our revenues under those contracts. As of September 30, 2006, our Fine Chemicals segment’s backlog was approximately $100.0 million and our Aerospace Equipment segment’s backlog was approximately $14.0 million. Backlog includes amounts for which a purchase order has been received by a commercial customer and government contracts for which funding is contractually obligated by our customers. Backlog is not a meaningful measure for our other business segments.

Attractive Portfolio of Products.  We believe our balanced product portfolio results in a stable revenue mix. Our APIs and registered intermediates are components of various high-growth drug applications primarily in the areas of anti-viral, oncology, and central nervous system. Our AP and aerospace equipment products are key components of various DOD and NASA programs, as well as commercial satellites. With the recent launch of a new HIV-related, FDA approved drug for which we have a long-term contract for a key API in place, we believe our fiscal 2007 revenues will be even more diversified than our fiscal 2006 revenues.

Experienced Management Team.  Our senior management team includes 10 individuals who average more than 25 years of relevant industry experience. This management team has extensive knowledge of our markets and has a proven track record of executing on organic growth opportunities and complementary strategic acquisitions. Our two latest acquisitions, which comprise our Fine Chemicals and Aerospace Equipment business segments, have been successfully integrated and each generated organic growth of 40% or more during our fiscal 2006.

Our Strategy

The key elements of our business strategy are:

Leverage Our Leadership Positions within Existing Markets.  We plan to continue leveraging our extensive technical and manufacturing expertise in order to maintain our leadership positions within our existing markets. We believe the characteristics of each of our segments, combined with our history of manufacturing excellence, can lead to a higher level of profitability than many other chemicals companies.

Specialty Chemicals.  We intend to maintain our established leadership in AP production through a continued focus on existing programs, as well as on the award of new programs utilizing AP. Current DOD production programs and the benefits associated with our recently amended long-term pricing agreement with ATK provide us a level of stability regarding our AP revenues. In addition to these production programs, several DOD and NASA programs that would utilize solid rocket propellants are under consideration. Examples of potential opportunities include the completion and operation of the International Space Station, refurbishment of defense missile systems through programs such as the Minuteman III Propulsion Replacement Program, increased defense and commercial satellite launch activity and the long-term development of the Crew Exploration Vehicle, NASA’s proposed replacement for the Space Shuttle. We are well positioned to benefit from programs using solid rocket propellant, due to our status as the exclusive producer of AP in North America.

Fine Chemicals.  We are focused on building upon our core competencies in segments of the pharmaceutical market that are expected to generate strong, sustained growth, which we believe will provide us growth opportunities from our existing customers as well as select new customers. In addition to growing the sales of our existing products, we continue to pursue low-risk, cost-effective opportunities from partnering with our pharmaceutical and biotechnology customers to develop new products, applications, and end-markets for our fine chemicals compounds. We work very closely with these pharmaceutical and biotechnology companies in developing drugs in Phase I/II clinical trials. This allows us to introduce our technology into the process and generate revenue prior to commercialization of the end product. We are currently working with our ethical drug manufacturer customers on over 15 products that are being used in various stages of clinical trials (Phase I — III) and are focusing our R&D efforts to further increase the number of similar new business opportunities.

Aerospace Equipment.  We intend to continue to grow our revenues in this market through a focus on existing programs, as well as on the award of new programs in expected growth areas such as commercial satellites and missile defense. With our focus on advanced products and our low cost emphasis, we intend to increase our market share with the major satellite suppliers through our recently introduced Platinum-Rhodium 5 lbf thruster. In addition, we continue to pursue new market opportunities for our products in the satellite propulsion systems market. We also had a recent success in penetrating the National Missile Defense market with a contract award on the Low Cost Kill Vehicle program.

Preserve and Build Strong Customer Relationships.  We plan to continue to build upon our existing customer relationships and develop select new customer relationships through our focus on technical expertise, manufacturing capabilities and customer service. Because of the custom nature of our products, we target customers with whom we can become a strategic partner. By focusing on a select customer base where we can provide value-added, technical expertise, we believe we are able to generate relationships in which our products and manufacturing know-how are imbedded within the final end-product. We believe this strategy has led to our portfolio of sole source and dual source contracts with significant barriers to entry and positions us to create additional business opportunities with existing customers.

Develop New Products and Technologies.  We actively search for opportunities to apply our core competencies and technologies to develop new revenue generating activities. In addition to our internal research and product development activities and our strong relationships with our customers, we maintain collaborative research relationships with some of the leading science and engineering universities in the country. Some examples of our ongoing research and product development activities include:

Specialty Chemicals

•	Azide-based SEP100 soil fumigant, a non-ozone depleting replacement for methyl bromide.

•	Next generation formulations of our Halotron fire suppression product for flooding applications.

Fine Chemicals

•	Efficient processes for manufacturing key components of new anti-viral and oncology drugs.

•	Chiral building blocks.

Aerospace Equipment

•	Higher performance chemical thrusters for the satellite market.

•	Electric propulsion thrusters for satellites to reduce the weight of satellites or to provide increased payload capacity.

We believe that, in addition to capitalizing on opportunities in our core businesses, pursuing opportunities like these will result over the longer term in profitable growth as we leverage our technical expertise and existing asset base developed from our core product lines.

Pursue Growth Opportunities Organically and through Selective Acquisitions.  We plan to selectively pursue expansion opportunities, thereby capitalizing on the expected growth within our core competencies. When evaluating capital investment opportunities, we focus on projects that are either supported by long-term contracts or improve our profitability under existing contracts through increased efficiency. With regard to potential long-term contracts which require us to make significant upfront capital investments, our goal is to recover all or most of such investment through the pricing of products over the life of the contract. We will also continue to evaluate select strategic acquisitions within our existing markets to complement our organic growth opportunities. Selective acquisitions enable us to gain manufacturing economies of scale, broaden our customer and product bases, and access complementary technologies.

We are incorporated in Delaware, and the address of our principal executive offices is 3770 Howard Hughes Parkway, Suite 300, Las Vegas, Nevada 89169. Our telephone number is (702) 735-2200 and our website is located at www.apfc.com. The contents of our website are not part of this prospectus.

SUMMARY OF THE EXCHANGE OFFER

The following is a brief summary of the terms of the exchange offer. See “The Exchange Offer” for a more complete description of the terms of the exchange offer.

The Initial Offering of Outstanding Notes	We sold the outstanding notes on February 6, 2007, to Wachovia Capital Markets, LLC. We refer to Wachovia Capital Markets, LLC in this prospectus as the ‘‘initial purchaser.” The initial purchaser subsequently resold the outstanding notes: (i) to qualified institutional buyers pursuant to Rule 144A; or (ii) outside the United States in compliance with Regulation S, each as promulgated under the Securities Act of 1933, as amended.

Registration Rights Agreement	Simultaneously with the initial sale of the outstanding notes, we entered into a registration rights agreement. In the registration rights agreement, we agreed, among other things, to use our reasonable best efforts to file an exchange offer registration statement with the SEC, to use our reasonable best efforts to cause the exchange offer registration statement to be declared effective within 210 days after issuing the outstanding notes and to consummate the exchange offer within 240 days after issuing the outstanding notes. The exchange offer is intended to satisfy your rights under the registration rights agreement. After the exchange offer is complete, you will generally no longer be entitled to any exchange or registration rights with respect to your outstanding notes.

The Exchange Offer	We are offering to exchange the exchange notes, which have been registered under the Securities Act, for your outstanding notes, which were issued on February 6, 2007. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue exchange notes promptly after the expiration of the exchange offer. The exchange notes will evidence the same debt as the outstanding notes and will be issued under and entitled to the benefits of the same indenture that governs the outstanding notes.

If You Fail to Exchange Your Outstanding Notes	If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the outstanding notes and the indenture governing those notes. In general, you may not offer or sell your outstanding notes without registration under the federal securities laws or an exemption from the registration requirements of the federal securities laws and applicable state securities laws.

Resales	We believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

• the exchange notes are being acquired in the ordinary course of your business;

•  you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer;

• you are not an affiliate of ours; and

• you are not a broker-dealer tendering outstanding notes acquired directly from us for your account.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties that are not related to us. The SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the SEC would make similar determinations with respect to this exchange offer. If any of these conditions are not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from these requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for outstanding notes that were acquired by that broker-dealer as a result of market-making or other trading activities may be deemed a statutory ‘‘underwriter” within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A broker-dealer may use this prospectus, as it may be amended or supplemented, for an offer to resell, resale or other retransfer of the exchange notes issued to it in the exchange offer. See ‘‘Plan of Distribution.”

Record Date	We mailed the prospectus and the related exchange offer documents to registered holders of outstanding notes on , 2007.

Exchange Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, , 2007, unless we decide to extend the exchange expiration date.

Conditions to the Exchange Offer	The exchange offer is not subject to any conditions other than that the exchange offer will not violate applicable law or any applicable interpretation of the staff of the SEC and that there are no actions or proceedings in any court or by any government agency that may materially impair our ability to conduct the exchange offer and that we have obtained all necessary governmental approval for the consummation of the exchange offer.

Procedures for Tendering Outstanding Notes	If you wish to tender your outstanding notes for exchange in this exchange offer, you must transmit to the exchange agent on or before the exchange expiration date either:

•  an original or a facsimile of a properly completed and duly executed copy of the letter of transmittal, which accompanies this prospectus, together with your outstanding notes and any other documentation required by the letter of transmittal, at the address provided on the cover page of the letter of transmittal; or

• If the outstanding notes you own are held of record by The Depository Trust Company, or ‘DTC,‘ in book-entry form and you are making delivery by book-entry transfer, a computer-generated message transmitted by means of the Automated Tender Offer Program of DTC, or ‘ATOP,‘ in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer must be delivered. As part of the book-entry transfer, DTC will facilitate the exchange of your outstanding notes and update your account to reflect the issuance of the exchange notes to you. ATOP allows you to electronically transmit your acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to the notes exchange agent.

•  If the outstanding notes you own are held of record by The Depository Trust Company, or “DTC,” in book-entry form and you are making delivery by book-entry transfer, a computer-generated message transmitted by means of the Automated Tender Offer Program of DTC, or “ATOP,” in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer must be delivered. As part of the book-entry transfer, DTC will facilitate the exchange of your outstanding notes and update your account to reflect the issuance of the exchange notes to you. ATOP allows you to electronically transmit your acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to the notes exchange agent.

In addition, you must deliver to the exchange agent on or before the exchange expiration date:

• a timely confirmation of book-entry transfer of your outstanding notes into the account of the exchange agent at DTC if you are effecting delivery of book-entry transfer, or

• if necessary, the documents required for compliance with the guaranteed delivery procedures.

Special Procedures for Beneficial Owners	If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interest or outstanding notes in the exchange offer, you should contact the person in whose name your book-entry interests or outstanding notes are registered promptly and instruct that person to tender on your behalf.

Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time prior to 5:00 p.m., New York City time, on , 2007. You must follow the withdrawal procedures as described under the heading ‘‘The Exchange Offer — Withdrawal of Tenders.”

Federal Income Tax Considerations	The exchange of outstanding notes will not be a taxable event for U.S. federal income tax purposes. See ‘‘Material U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.

Exchange Agent	Wells Fargo Bank, National Association is serving as the exchange agent in connection with the exchange offer.

SUMMARY OF TERMS OF THE EXCHANGE NOTES

The form and terms of the exchange notes are substantially identical to the form and terms of the outstanding notes, except that the exchange notes will be registered under the Securities Act. As a result, the exchange notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the outstanding notes. The exchange notes represent the same debt as the outstanding notes. Both the outstanding notes and the exchange notes are governed by the same indenture. Unless the context otherwise requires, we use the term notes in this prospectus to collectively refer to the outstanding notes and the exchange notes.

Issuer	American Pacific Corporation.
Notes offered	$110,000,000 aggregate principal amount of 9% Senior Notes due 2015.
Maturity date	February 1, 2015.
Guarantees	The exchange notes are guaranteed on a senior unsecured basis by all of our existing and future material U.S. subsidiaries.
Interest Payment Dates	Every February 1 and August 1, beginning August 1, 2007. Interest will be paid in arrears and will accrue from the issue date of the outstanding notes.
Ranking	The exchange notes and the guarantees are our and the guarantors’ senior unsecured obligations and:
• rank equally in right of payment with all of our and the guarantors’ existing and future senior indebtedness;
• rank senior in right of payment to all of our and the guarantors’ existing and future senior subordinated and subordinated indebtedness;
• are effectively junior to our and the guarantors’ existing and future secured debt to the extent of the value of the assets securing such debt; and
• are structurally subordinated to all of the existing and future liabilities (including trade payables) of each of our subsidiaries that does not guarantee the notes.
After giving effect to, among other things, the sale of the outstanding notes, the application of proceeds therefrom and the consummation of this exchange offer, we and the guarantors would have had total debt (including short-term debt) of $110.7 million (excluding $2.3 million in undrawn letters of credit, all of which would be secured debt to the extent drawn) as of March 31, 2007. Of this total debt amount, $0.7 million was secured debt. Under our Revolver Credit Facility, we have the ability to borrow up to $20.0 million, all of which would be senior secured debt. See ‘‘Description of Other Indebtedness.”

Optional Redemption	We may redeem the exchange notes, in whole or in part, at any time prior to February 1, 2011 at a price equal to 100% of the principal amount of the exchange notes plus a ‘‘make-whole” premium. Beginning on February 1, 2011, we may redeem some or all of the exchange notes at the redemption prices listed under ‘‘Description of Exchange Notes — Optional Redemption” plus accrued interest on the exchange notes to the date of redemption. In addition, at any time prior to February 1, 2010 we may redeem up to 35% of the exchange notes from the proceeds of certain sales of our equity securities. We may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of the exchange notes remains outstanding and the redemption occurs within 90 days of the closing of the equity offering. See ‘‘Description of Exchange Notes — Optional Redemption.”
Change of Control	Upon the occurrence of a change of control (as defined in ‘‘Description of Exchange Notes — Certain Definitions”), we must offer to repurchase the exchange notes at 101% of the principal amount of the exchange notes, plus accrued and unpaid interest to the date of repurchase.
Basic Covenants of the Indenture	The indenture governing the exchange notes contains certain covenants limiting our ability and the ability of our restricted subsidiaries to, under certain circumstances:
• incur additional debt;
• pay dividends or make other restricted payments;
• create liens on assets to secure debt;
• incur dividend or other payment restrictions with regard to restricted subsidiaries;
• transfer or sell assets;
• enter into transactions with affiliates;
• enter into sale and lease back transactions;
• create an unrestricted subsidiary;
• enter into certain business activities; or
• effect a consolidation, merger or sale of all or substantially all of our assets.
These covenants are subject to important exceptions and qualifications as described in this prospectus under the caption ‘‘Description of Exchange Notes — Certain Covenants.”
No Public Market	The exchange notes are a new issue of securities and there is currently no established market for them. Accordingly, there can be no assurance as to the development or liquidity of any market for the exchange notes. The initial purchaser has advised us that it currently intends to make a market for the exchange notes as permitted by applicable laws and regulations. However, it is not obligated to do so and may discontinue any such market making activities at any time without notice.
Risk Factors	See ‘‘Risk Factors” beginning on page 14 and the other information in this prospectus for a discussion of factors you should carefully consider before participating in this exchange offer.

For a more complete description of the terms of the exchange notes, see “Description of Exchange Notes.”

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following summary consolidated financial information as of September 30, 2006, and for each of the three fiscal years in the three year period ended September 30, 2006 are derived from our audited consolidated financial statements. The following summary consolidated financial information as of and for the six months ended March 31, 2007 and 2006 are derived from our unaudited condensed consolidated financial statements. Our audited consolidated financial statements as of September 30, 2006 and September 30, 2005, and for each of the three fiscal years ended September 30, 2006, and our unaudited condensed consolidated financial statements as of and for the six months ended March 31, 2007 and 2006, are incorporated by reference elsewhere in this prospectus. The summary consolidated financial information provided below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Capitalization,” the consolidated financial statements, the related notes, and other financial information contained in or incorporated by reference elsewhere in this prospectus. Our historical results included below and elsewhere in this prospectus or incorporated herein by reference are not necessarily indicative of our future performance.

			Fiscal Year Ended
	Six Months Ended March 31,		September 30,
	2006(1)	2007	2004	2005	2006(1)
	(Dollars in thousands)

Revenues	$56,262	$78,477	$51,458	$67,813	$141,904
Cost of Revenues	39,357	49,358	34,402	43,916	97,043

Gross Profit	16,905	29,119	17,056	23,897	44,861
Operating Expenses	16,281	18,604	18,980	21,805	38,202
Environmental Remediation Charge	2,800	—	—	22,400	3,600

Operating Income(Loss)	(2,176)	10,515	(1,924)	(20,308)	3,059
Interest and Other Income	923	184	693	1,398	1,069
Interest Expense	4,125	6,460	—	—	11,431
Debt Repayment Charges	—	2,714	—	—	—

Income (Loss) from Continuing Operations before Income Tax	(5,378)	1,525	(1,231)	(18,910)	(7,303)
Income Tax Expense(Benefit)	(1,982)	768	(2,160)	(8,367)	(4,300)

Income (Loss) from Continuing Operations	$(3,396)	$757	$929	$(10,543)	$(3,003)

	March 31,	September 30,
	2007	2006
	(Dollars in thousands)

Balance Sheet Data (at period end):
Cash and Cash Equivalents	$9,613	$6,872
Total Assets	241,214	239,455
Total Debt	110,714	107,364
Total Stockholders’ Equity	72,972	71,884
Working Capital(2)	52,221	33,421

(1)	On November 30, 2005, we completed the acquisition of the fine chemicals business of GenCorp Inc. through the purchase of substantially all of the assets of Aerojet Fine Chemicals, LLC and the assumption of certain of its liabilities. The assets were acquired and liabilities assumed by our newly formed, wholly-owned subsidiary, Ampac Fine Chemicals or “AFC”. See Note 2 to the audited consolidated financial statements of AMPAC incorporated by reference elsewhere in this prospectus.

(2)	Working capital is defined as total current assets minus total current liabilities.

RISK FACTORS

An investment in the notes involves risk.  You should carefully consider the risk factors discussed below as well as the other information presented in this prospectus, in evaluating us, our business and an investment in the notes. Any of the following risks, as well as other risks and uncertainties, could materially adversely affect our business, financial condition, operating results and cash flows and cause the value of the notes to decline.

Risks Related to Our Business

We can be adversely impacted by reductions or changes in NASA or U.S. government military spending.

Both our Specialty Chemicals and Aerospace Equipment segments conduct business, directly or indirectly, with NASA and the U.S. government. Our perchlorate chemicals, as part of our Specialty Chemicals segment, accounted for approximately 28%, 65% and 85% of our revenues during fiscal 2006, 2005 and 2004, respectively. AP is the predominant oxidizing agent for solid propellant rockets, booster motors and missiles used in space exploration. Our principal space customers are Alliant Techsystems, Inc., or “ATK,” for the Space Shuttle Program and the Delta family of commercial rockets, and Aerojet General Corporation, or “Aerojet” for the Atlas family of commercial rockets. We also supply AP for use in a number of defense programs, including the Minuteman, Navy Standard Missile, Patriot and Multiple Launch Rocket System programs. As a majority of our sales are to the U.S. government and its prime contractors, we depend heavily on the contracts underlying these programs. Also, significant portions of our sales come from a small number of customers. ATK accounted for 18%, 50% and 51% of our revenues during fiscal 2006, 2005 and 2004, respectively. We have supplied AP for use in space and defense programs for over 40 years. We have supplied AP to various foreign defense programs and commercial space programs, although AP is subject to strict export license controls.

Since the 1990s, demand for perchlorate chemicals has been declining. The suspension of Space Shuttle missions after the Columbia disaster in February 2003 further reduced sales volume of our highest propellant grade AP, or “Grade I AP,” products. This reduced sales volume exceeded the actual consumption of Grade I AP product by our customers. As a result, our customers’ inventory of Space Shuttle Grade I AP increased.

We believe that over the next several years, overall demand for Grade I AP will be relatively level as compared to fiscal 2006 demand and largely driven by requirements for the Minuteman program which should provide a stable base for our Grade I AP revenues. Grade I AP demand could also be influenced if there is a substantial increase in Space Shuttle flights. However, it is our expectation that our customers’ Grade I AP inventories are currently sufficient to sustain nominal Space Shuttle activity for the next several years.

Our expectations of Grade I AP demands are based on information currently available to us. We have no ability to influence the demand for Grade I AP. In addition, demand for Grade I AP is program specific and dependent upon, among other things, governmental appropriations. Any decision to delay, reduce or cancel programs could have a significant adverse effect on our results of operations, cash flow and financial condition.

The U.S. has proposed a long-term human and robotic program to explore the solar system, starting with a return to the Moon. This program will require the development of new space exploration vehicles that may likely stimulate the demand for Grade I AP. As a consequence of the new space initiatives discussed above, as well as other factors, including the completion and utilization of the International Space Station, the long-term demand for Grade I AP may be driven by the timing of the retirement of the Space Shuttle fleet, the development of the new crew launch vehicle, and the number of crew launch vehicle launches, and the development and testing of the new heavy launch vehicle, used to transport materials and supplies to the International Space Station and the Moon, and the number of heavy launch vehicle launches.

Our revenues, operating income and cash flows from operating activities are negatively impacted by these lower sales volume levels. In addition, demand for Grade I AP is program specific and dependent upon, among other things, governmental appropriations.

If the use of AP as the oxidizing agent for solid propellant rockets or the use of solid propellant rockets in NASA’s space exploration programs are discontinued or significantly reduced, it could have a material adverse effect on our operating results, financial condition, or cash flows.

We depend on a limited number of customers for most of our sales in our Specialty Chemicals, Aerospace Equipment and Fine Chemicals segments and the loss of one or more of these customers could have a material adverse affect on our revenues.

Our perchlorate chemicals, as part of our Specialty Chemicals segment, accounted for approximately 28%, 65% and 85% of our consolidated revenues during fiscal 2006, 2005 and 2004, respectively. ATK accounted for 18%, 50% and 51% of our consolidated revenues during fiscal 2006, 2005 and 2004, respectively. Should our relationship with one or more of our major Specialty Chemicals or Aerospace Equipment customers change adversely, the resulting loss of business could have a material adverse effect on our financial position, results of operations or cash flows. In addition, if one or more of our major Specialty Chemicals or Aerospace Equipment customers substantially reduced their volume of purchases from us, it could have a material adverse effect on our financial position, results of operations or cash flows. Should one of our major Specialty Chemicals or Aerospace Equipment customers encounter financial difficulties, the exposure on uncollectible receivables and unusable inventory could have a material adverse effect on our financial position, results of operations or cash flows.

Furthermore, our Fine Chemicals segment’s success is largely dependent upon AFC’s contract manufacturing of a limited number of intermediates or APIs for a limited number of key customers. One customer of AFC accounted for 28% of our consolidated revenue and the top five customers of AFC accounted for approximately 97% of its revenues in fiscal 2006. Furthermore, AFC’s top three products generated approximately 78% of its revenues in fiscal 2006. Any negative development in these customer contracts or relationships or in the customer’s business may have a material adverse effect on the results of operations of AFC. In addition, if the pharmaceutical products that AFC’s customers produce using its compounds experience any problems, including problems related to their safety or efficacy, filing with the FDA or is not successful in the market, these customers may substantially reduce or cease to purchase AFC’s compounds, which will have a material adverse effect on the revenues and results of operations of AFC. Finally, certain customers have agreed to reimburse AFC for all or a portion of the substantial cost of acquiring or installing certain production equipment. Due to the relative size of these customers, their contracts and the capital investment required, failure of the customer to reimburse AFC for these capital investments could have a material adverse effect on the our operating results.

Our existing U.S. government contracts and contracts based on U.S. government contracts are subject to continued appropriations by Congress and may be terminated if future funding is not made available.

U.S. government contracts are dependent on the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal year basis even though contract performance may take more than one year. As a result, at the outset of a major program, the contract is usually incrementally funded, and additional monies are normally committed to the contract by the procuring agency only as Congress makes appropriations for future fiscal years. In addition, most U.S. government contracts are subject to modification if funding is changed. Any failure by Congress to appropriate additional funds to any program in which we or our customers participate, or any contract modification as a result of funding changes, could materially delay or terminate the program for us or for our customers. Since our significant customers in the Specialty Chemicals segment are mainly U.S. government contractors subject to this yearly Congressional appropriations process, their purchase of our products are also dependent on their U.S. government contracts not being materially curtailed. U.S. government contracts or contracts based on U.S. government contracts in our Specialty Chemicals segment accounted for almost all of its revenues during fiscal 2006, 2005 and 2004, respectively.

The inherent limitations of our “cost-plus” or “fixed-price” government contracts may impact our profitability.

Cost-Plus Contracts:  Cost-plus contracts are cost-plus-fixed-fee, cost-plus-incentive-fee, or cost-plus-award-fee contracts. Cost-plus-fixed-fee contracts allow us to recover our approved costs plus a fixed fee. Cost-plus-incentive-fee contracts and cost-plus-award-fee contracts allow us to recover our approved costs plus a fee that can fluctuate based on actual results as compared to contractual targets for factors such as cost, quality, schedule, and performance.

Fixed-Price Contracts:  Fixed-price contracts are firm-fixed-price, fixed-price-incentive, or fixed-price-level-of-effort contracts. Under firm-fixed-price contracts, we agree to perform certain work for a fixed price and absorb any cost underruns or overruns. Fixed-price-incentive contracts are fixed-price contracts under which the final contract prices may be adjusted based on total final costs compared to total target cost, and may be affected by schedule and performance. Fixed price-level-of-effort contracts allow for a fixed price per labor hour, subject to a contract cap. All fixed-price contracts present the inherent risk of un-reimbursed cost overruns, which could have a material adverse effect on our operating results, financial condition, or cash flows. The U.S. government also regulates the accounting methods under which costs are allocated to U.S. government contracts. As a result, all fixed-price contracts involve the inherent risk of un-reimbursed cost overruns. To the extent that we did not anticipate the increase in cost of producing our products which are subject to a fixed-price contract, our profitability would be adversely affected.

Our U.S. government contracts and our customers’ U.S. government contracts are subject to termination.

We are subject to the risk that the U.S. government may terminate its contracts with its suppliers, either for its convenience or in the event of a default by the contractor. If a cost-plus contract is terminated, the contractor is entitled to reimbursement of its approved costs. If the contractor would have incurred a loss had the entire contract been performed, then no profit is allowed by the U.S. government. If the termination is for convenience, the contractor is also entitled to receive payment of a total fee proportionate to the percentage of the work completed under the contract. If a fixed-price contract is terminated, the contractor is entitled to receive payment for items delivered to and accepted by the U.S. government. If the termination is for convenience, the contractor is also entitled to receive fair compensation for work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses, and a reasonable profit on the costs incurred or committed. If a contract termination is for default:

•	the contractor is paid an amount agreed upon for completed and partially completed products and services accepted by the U.S. government;

•	the U.S. government is not liable for the contractor’s costs for unaccepted items, and is entitled to repayment of any advance payments and progress payments related to the terminated portions of the contract; and

•	the contractor may be liable for excess costs incurred by the U.S. government in procuring undelivered items from another source.

In addition, since our significant customers are U.S. government contractors, they may cease purchasing our products if their contracts are terminated, which may have a material adverse effect on our operating results, financial condition or cash flow.

We are subject to procurement and other related laws and regulations, non-compliance with which may expose us to adverse consequences.

Our Specialty Chemicals and Aerospace Equipment segments are subject to extensive and complex U.S. government procurement laws and regulations, along with ongoing U.S. government audits and reviews of contract procurement, performance, and administration. We could suffer adverse consequences if we were to fail to comply, even inadvertently, with these laws and regulations or with laws governing the export of munitions and other controlled products and commodities; or commit a significant violation of any other federal law. These consequences could include contract termination; civil and criminal penalties; and, under certain circumstances, our suspension and debarment from future U.S. government contracts for a period of time. In addition, foreign sales are subject to greater variability and risk than our domestic sales. Foreign sales subject us to numerous stringent U.S. and foreign laws and regulations, including regulations relating to import-export control, repatriation of earnings, exchange controls, the Foreign Corrupt Practices Act, and the anti-boycott provisions of the U.S. Export Administration Act. Failure to comply with these laws and regulations could result in material adverse consequences to us.

These procurement laws and regulations also provide for ongoing audits and reviews of incurred costs as well as contract procurement, performance and administration. The U.S. government may, if appropriate, conduct an investigation into possible illegal or unethical activity in connection with these contracts. Investigations of this nature are common in the aerospace and defense industry, and lawsuits may result. In addition, the U.S. government and its principal prime contractors periodically investigate the financial viability of its contractors and subcontractors as part of its risk assessment process associated with the award of new contracts. If the U.S. government or one or more prime contractors were to determine that we were not financially viable, our ability to continue to act as a government contractor or subcontractor would be impaired.

Our operations and properties are currently the subject of numerous environmental and other government regulations, which may become more stringent in the future and may reduce our profitability and liquidity.

Our operations are subject to extensive Federal, State and local regulations governing, among other things, emissions to air, discharges to water and waste management. To meet changing licensing and regulatory standards, we may be required to make additional significant site or operational modifications, potentially involving substantial expenditures or the reduction or suspension of certain operations. In addition, the operation of our manufacturing plants entails risk of adverse environmental and health effects (not covered by insurance) and material costs or liabilities may be incurred to rectify any future occurrences related to environmental or health matters.

Review of Perchlorate Toxicity by EPA — Perchlorate (the “anion”) is not currently included in the list of hazardous substances compiled by the Environmental Protection Agency, or “EPA,” but it is on the EPA’s Contaminant Candidate List. The National Academy of Sciences, or “NAS,” the EPA and certain states have set or discussed certain guidelines on the acceptable levels of perchlorate in water. The outcome of these federal EPA actions, as well as any similar state regulatory action, will influence the number, if any, of potential sites that may be subject to remediation action, which could, in turn, cause us to incur material costs.

Perchlorate Remediation Project in Henderson, Nevada — We commercially manufactured perchlorate chemicals at a facility in Henderson, Nevada, or the “Ampac Henderson Site.” In 1997, the Southern Nevada Water Authority, or “SNWA,” detected trace amounts of the perchlorate anion in Lake Mead and the Las Vegas Wash. Lake Mead is a source of drinking water for Southern Nevada and areas of Southern California. Las Vegas Wash flows into Lake Mead from the Las Vegas valley. In response to this discovery by SNWA, and at the request of the Nevada Division of Environmental Protection, or “NDEP,” we engaged in an investigation of groundwater near the Ampac Henderson Site and down gradient toward the Las Vegas Wash. At the direction of NDEP and EPA, we conducted an investigation of remediation technologies for perchlorate in groundwater with the intention of remediating groundwater near the Ampac Henderson Site. In fiscal 2005, we submitted a work plan to NDEP for the construction of a remediation facility near the Ampac Henderson Site. The permanent plant began operation in December 2006.

Henderson Site Environmental Remediation Reserve — During our fiscal years 2005 and 2006, we recorded charges totaling $26 million representing our estimate of the probable costs of our remediation efforts at the Ampac Henderson Site, including the costs for equipment, operating and maintenance costs, and consultants. Key factors in determining the total estimated cost include an estimate of the speed of groundwater entering the treatment area, which was then used to estimate a project life of 45 years, as well as estimates for capital expenditures and annual operating and maintenance costs. The project consists of two primary phases; the initial construction of the remediation equipment and the operating and maintenance phase. We commenced the construction phase in late fiscal 2005, completed an interim system in June 2006, and completed the permanent facility in December 2006. In fiscal year 2007, we began the operating and maintenance phase and expect cash spending to decline to less than $1 million per year annually for the next several years. These estimates are based on information currently available to us and may be subject to material adjustment upward or downward in future periods as new facts or circumstances may indicate.

Other AFC Environmental Matters — Also as part of the acquisition of AFC by us, AFC leased approximately 240 acres of land on the Aerojet-General Corporation Superfund Site. The Comprehensive Environmental Response Compensation and Liability Act, or “CERCLA,” has very strict joint and several liability provisions that make any “owner or operator” of a Superfund site a “potentially responsible party” for remediation activities. AFC could be considered an “operator” for purposes of the Superfund law and, in theory, could be a potentially responsible party for purposes of contribution to the site remediation. In addition, pursuant to the EPA consent order governing remediation for this site, AFC will have to abide by certain limitations regarding construction and development of the site which may restrict AFC’s operational flexibility and require additional substantial capital expenditures that could negatively affect the results of operations for AFC. Please see “Business — Regulatory Compliance” for a full discussion of our environmental compliance issues.

The production of most of our Specialty Chemicals products is conducted in a single facility and our operations will be materially affected if production at that facility is disrupted.

Most of our Specialty Chemicals products are produced at our Iron County, Utah facility. A significant disruption at this facility, even on a short-term basis, could impair our ability to produce and ship our Specialty Chemicals products to the market on a timely basis, which could have a material adverse effect on our business, financial position and results of operations.

Disruptions in the supply of key raw materials and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact our operations.

Key raw materials used in our operations include salt, sodium chlorate, graphite, ammonia and hydrochloric acid. We closely monitor sources of supply to assure that adequate raw materials and other supplies needed in our manufacturing processes are available. In addition, as a U.S. government contractor, we are frequently limited to procuring materials and components from sources of supply that can meet rigorous customer and/or government specifications. In addition, as business conditions, the DOD budget, and Congressional allocations change, suppliers of specialty chemicals and materials sometimes consider dropping low volume items from their product lines, which may require, as it has in the past, qualification of new suppliers for raw materials on key programs. The qualification process may impact our profitability or ability to meet contract deliveries. We are also impacted by the cost of these raw materials used in production on fixed-price contracts. The increased cost of natural gas and electricity also has an impact on the cost of operating our Specialty Chemicals facilities.

AFC uses substantial amounts of raw materials in its production processes. Increases in the prices of raw materials which AFC purchases from third party suppliers could adversely impact revenue and operating results. In certain cases, the customer provides some of the raw materials which are used by AFC to produce or manufacture the customer’s products. Failure to receive raw materials in a timely manner, whether from a third party supplier or a customer, could cause AFC to fail to meet production schedules and adversely impact revenues. Certain key raw materials are obtained from sources from outside the U.S. A delay in the arrival in the shipment of raw material from a third party supplier could have a significant impact on AFC’s ability to meet its contractual commitments to customers.

Prolonged disruptions in the supply of any of our key raw materials, difficulty completing qualification of new sources of supply, implementing use of replacement materials or new sources of supply, or a continuing increase in the prices of raw materials and energy could have a material adverse effect on our operating results, financial condition or cash flows.

Our Fine Chemicals segment may be unable to comply with customer specifications and manufacturing instructions, experience schedule delays or other problems with existing or new products and systems, which could result in increased costs and loss of sales.

Our Fine Chemicals segment produces chemical compounds that are difficult to manufacture, including highly energetic, highly toxic and high potency materials. These chemical compounds are manufactured to exacting specifications of our customers’ filings with the FDA, and other regulatory authorities world-wide. The production of these chemicals requires a high degree of precision and strict adherence to safety and quality standards. Regulatory agencies, such as the FDA, and the European Agency for the Evaluation of Medical Products, or “EMEA,” have regulatory oversight over the production process for many of the products that AFC manufactures for its customers. AFC employs sophisticated and rigorous manufacturing and testing practices to ensure compliance with the FDA’s cGMP and the International Conference on Harmonization (ICH) Q7A. If AFC is unable to adhere to these standards and produce these chemical compounds to the standards required by our customers, its operating results and revenues will be negatively impacted.

Failure to meet strict timing or delivery requirements could cause AFC to be in breach of material customer contracts.

AFC is a capital intensive business. Certain major customers have agreed to reimburse AFC for all or a portion of the cost of acquiring or installing certain production equipment to insure sufficient supply of the customer’s product. AFC must meet strict timelines for installation and validation of the production equipment and the manufacturing processes. Failure to install and validate the production equipment and to validate the production process in a timely manner could result in delays in production or in breach of contract claims which could adversely impact revenues and operating results of AFC. In addition, the rate of utilization of AFC production capacity is currently very high. Therefore, AFC may experience significant delays in its production if its production capability experiences unscheduled reductions. This may in turn cause AFC to be in breach of its material customer contracts, which could adversely affect its revenues and operating results.

Successful commercialization of pharmaceutical products and product line extensions is very difficult and subject to many uncertainties. If a customer is not able to successfully commercialize its products for which AFC produces compounds, then the operating results of AFC may be negatively impacted.

Successful commercialization of products and product line extensions requires accurate anticipation of market and customer acceptance of particular products, customers’ needs, the sale of competitive products, and emerging technological trends, among other things. Additionally, for successful product development, the customers must complete many complex formulation and analytical testing requirements and timely obtain regulatory approvals from the FDA and other regulatory agencies. When developed, new or reformulated drugs may not exhibit desired characteristics or may not be accepted by the marketplace. Complications can also arise during production scale-up. In addition, these products may encounter unexpected, irresolvable patent conflicts or may not have enforceable intellectual property rights. If the customer is not able to successfully commercialize their products for which AFC produces compounds for, then the operating results of AFC may be negatively impacted.

AFC or its customers may be unable to obtain government approval for its products or comply with government regulations relating to its business.

The commercialization of pharmaceutical products is subject to extensive Federal, state and local regulation in the U.S. and similar foreign regulation. We do not know the extent to which we may be affected by legislative and other regulatory actions and developments concerning various aspects of the operations and products of AFC or its customers and the health care field generally. We do not know what effect changes in governmental regulation and other actions or decisions by governmental agencies may have on AFC in the future. Any changes could impose on AFC or its customers changes to manufacturing methods or facilities, pharmaceutical importation, expanded or different labeling, new approvals, the recall, replacement or discontinuance of certain products, additional record keeping, testing, price or purchase controls or limitations, and expanded documentation of the properties of certain products and scientific substantiation. Any regulatory changes could have a material adverse effect on AFC, its financial condition and results of operations or its competitive position.

The manufacturing, processing, formulation, packaging, labeling, distribution, importation, pricing, reimbursement and advertising of these products, and disposal of waste products arising from these activities, are also subject to regulation by the U.S. Drug Enforcement Administration, the Federal Trade Commission, the U.S. Consumer Product Safety Commission, the Occupational Safety and Health Administration, the U.S. Environmental Protection Agency, and the U.S. Customs Service, as well as state, local and foreign governments.

Before marketing most drug products, AFC’s customers generally are required to obtain approval from the FDA based upon pre-clinical testing, clinical trials showing safety and efficacy, chemistry and manufacturing control data, and other data and information. The generation of these required data is regulated by the FDA and can be time-consuming and expensive, and the results might not justify approval. Even if AFC customers are successful in obtaining all required pre-marketing approvals, post-marketing requirements and any failure on either parties’ part to comply with other regulations could result in suspension or limitation of approvals or commercial activities pertaining to affected products. The FDA could also require reformulation of products during the post-marketing stage.

All of AFC’s products must be manufactured in conformance with cGMP regulations, as interpreted and enforced by the FDA, the International Conference on Harmonization (ICH) Q7A, and drug products subject to an FDA-approved application must be manufactured, processed, packaged, held and labeled in accordance with information contained in the regulations, current FDA guidance, current industry practice and application. Additionally, modifications, enhancements or changes in manufacturing sites of approved products are, in many circumstances, subject to FDA approval, which may be subject to a lengthy application process or which may not be obtainable. The facilities of AFC are periodically subject to inspection by the FDA and other governmental agencies, and operations at these facilities could be interrupted or halted if such inspections are unsatisfactory.

Failure to comply with FDA or other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production or distribution, suspension of the FDA’s review of relevant product applications, termination of ongoing research, disqualification of data for submission to regulatory authorities, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals. Although we have instituted internal compliance programs, if compliance is deficient in any significant way, it could have a material adverse effect on AFC.

Recall or withdrawal of a customer’s product from the market or the failure of the customer to obtain regulatory approval of its products will impact forecasted revenues.

A customer product that includes ingredients that are manufactured by AFC may be recalled or withdrawn from the market by the customer. The recall or withdrawal may be for reasons beyond the control of AFC. A recall or withdrawal of a product manufactured by AFC or that includes ingredients manufactured by AFC for its customers could have an adverse impact on its forecasted revenues and operating results. Failure of a customer to obtain regulatory approval for marketing a drug that utilizes an ingredient manufactured by AFC could have an adverse effect on AFC’s performance.

A strike or other work stoppage, or the inability to renew collective bargaining agreements on favorable terms, could have a material adverse effect on the cost structure and operational capabilities of AFC.

As of March 31, 2007, 152 employees of our Fine Chemicals segment were covered by collective bargaining or similar agreements which expire in June 2010. If we are unable to negotiate acceptable new agreements with the unions representing these employees upon expiration of the existing contracts, we could experience strikes or work stoppages. Even if AFC is successful in negotiating new agreements, the new agreements could call for higher wages or benefits paid to union members, which would increase its operating costs and could adversely affect its profitability. If the unionized workers were to engage in a strike or other work stoppage, or other non-unionized operations were to become unionized, AFC could experience a significant disruption of operations at its facilities or higher ongoing labor costs. A strike or other work stoppage in the facilities of any of its major customers could also have similar effects on AFC.

The pharmaceutical fine chemicals industry is a capital-intensive industry and if AFC does not have enough capital to finance the necessary capital expenditures, its business and results of operations may be harmed.

The pharmaceutical fine chemicals industry is a capital-intensive industry that consumes cash from our Fine Chemicals segment and our other operations and borrowings. Upon further expansion of the operations of AFC, capital expenditures for AFC are expected to increase. Increases in expenditures may result in low levels of working capital or require us to finance working capital deficits. These factors could substantially increase AFC’s operating costs and negatively impact its operating results.

Although we have established reserves for our environmental liabilities, given the many uncertainties involved in assessing liability for environmental claims, our reserves may not be sufficient.

As of March 31, 2007, we had established reserves of approximately $16.1 million, which we believe to be sufficient to cover our estimated environmental liabilities at that time. However, given the many uncertainties involved in assessing liability for environmental claims, our reserves may prove to be insufficient. We continually evaluate the adequacy of those reserves, and they could change. In addition, the reserves are based only on known sites and the known contamination at those sites. It is possible that additional remediation sites will be identified in the future or that unknown contamination at previously identified sites will be discovered. This could lead us to have additional expenditures for environmental remediation in the future and given the many uncertainties involved in assessing liability for environmental claims, our reserves may prove to be insufficient.

The release or explosion of dangerous materials used in our business could disrupt our operations and cause us to incur additional costs and liability.

Our operations involve the handling, production, storage, and disposal of potentially explosive or hazardous materials and other dangerous chemicals, including materials used in rocket propulsion. Despite our use of specialized facilities to handle dangerous materials and intensive employee training programs, the handling and production of hazardous materials could result in incidents that temporarily shut down or otherwise disrupt our manufacturing operations and could cause production delays. It is possible that a release of these chemicals or an explosion could result in death or significant injuries to employees and others. Material property damage to us and third parties could also occur. The use of these products in applications by our customers could also result in liability if an explosion or fire were to occur. Any release or explosion could expose us to adverse publicity or liability for damages or cause production delays, any of which could have a material adverse effect on our reputation and profitability.

On May 4, 1988, our former manufacturing and office facilities in Henderson, Nevada were destroyed by a series of massive explosions and associated fires. Extensive property damage occurred both at our facilities and in immediately adjacent areas, the principal damage occurring within a three-mile radius. Production of AP ceased for a 15-month period. Significant interruptions were also experienced in our other businesses, which occupied the same or adjacent sites. If events similar to these occurred again, it could interrupt some or all of the activities carried on at our current manufacturing site.

Our inability to adapt to rapid technological changes could impair our ability to remain competitive.

The aerospace and defense industry, the pharmaceutical fine chemicals industry and the other specialty chemicals, performance products and environmental protection equipment industries in which we participate have all undergone rapid and significant technological development over the last few years. Our competitors may implement new technologies before we are able to, allowing them to provide more effective products at more competitive prices. As an example, the automotive airbag market is currently the largest consumer of sodium azide. New automotive inflator systems that do not use sodium azide have gained substantial market share and, as a consequence, there has been a substantial decline in the demand for sodium azide. Based upon market information received from inflator manufacturers, we expect that sodium azide use will continue to decline and that bag inflators using sodium azide will be phased out over approximately five years. Currently, demand for sodium azide is substantially less than supply on a worldwide basis. Future technological developments could:

•	adversely impact our competitive position if we are unable to react to these developments in a timely or efficient manner;

•	require us to write-down obsolete facilities, equipment and technology;

•	require us to discontinue production of obsolete products before we can recover any or all of our related research, development and commercialization expenses; or

•	require significant capital expenditures for research, development and launch of new products or processes.

Our proprietary rights may be violated or compromised, which could damage our operations.

We own numerous patents, patent applications and unpatented trade secret technologies in the U.S. and certain foreign countries. The steps taken by us to protect our proprietary rights may not be adequate to deter misappropriation of these rights. In addition, independent third parties may develop competitive or superior technologies. If we are unable to adequately protect and utilize our intellectual property or property rights, our results of operations may be adversely affected.

We are subject to intense competition in certain of the industries where we compete and therefore may not be able to compete successfully.

Other than the sale of Grade I AP, for which we are the sole supplier in the U.S., we face significant competition in all of the other industries that we participate in, including from competitors with greater resources than ours. Many of our competitors have financial, technical, production and other resources substantially greater than ours. Moreover, barriers to entry, other than capital availability, are low in some of the product segments of our business. Capacity additions or technological advances by existing or future competitors may also create greater competition, particularly in pricing. In particular, the pharmaceutical fine chemicals market is fragmented and competitive. Competition in the pharmaceutical fine chemicals market is based upon reputation, service, manufacturing capability and expertise, price and reliability of supply. AFC faces increasing competition against pharmaceutical contract manufacturers located in the People’s Republic of China and India, where production costs are significantly less. If AFC is unable to compete successfully, its results of operations may be materially adversely impacted. Furthermore, there is a worldwide over-supply of sodium azide, which creates significant price competition for that product. We may be unable to compete successfully with our competitors and our inability to do so could result in a decrease in revenues that we historically have generated from the sale of our products.

Due to the nature of our business, our sales levels may fluctuate causing our quarterly operating results to fluctuate.

Our quarterly and annual sales are affected by a variety of factors that could lead to significant variability in our operating results. In our Specialty Chemicals segment, the need for our products are generally based on contractually defined milestones that our customers are bound by and these milestones may fluctuate from quarter to quarter. In our Fine Chemicals segment, some of our products require multiple steps of chemistries, the production of which can span multiple quarterly periods. Revenue is typically recognized after the final step and when the product has been shipped and accepted by the customer. As a result of this multi-quarter process, revenues and related profits can vary from quarter to quarter.

The cyclicality and volatility of the chemical industry affects our capacity utilization and causes fluctuations in our results of operations.

The operating rates at our facilities will impact the comparison of period-to-period results. Different facilities may have differing operating rates from period to period depending on many factors, such as transportation costs and supply and demand for the product produced at the facility during that period. As a result, individual facilities may be operated below or above rated capacities in any period. We may idle a facility for an extended period of time because an oversupply of a certain product or a lack of demand for that product makes production uneconomical. The expenses of the shutdown and restart of facilities may adversely affect quarterly results when these events occur. In addition, a temporary shutdown may become permanent, resulting in a write-down or write-off of the related assets.

A loss of key personnel or highly skilled employees could disrupt our operations.

Our executive officers are critical to the management and direction of our businesses. Our future success depends, in large part, on our ability to retain these officers and other capable management personnel. We have entered into employment agreements with two of our corporate executive officers that allow those officers to terminate their employment with certain levels of severance under particular circumstances, such as a change of control affecting our company. Our inability to attract and retain talented personnel could disrupt the operations of the segment affected or our overall operations. Furthermore, our business is very technical and the technological and creative skills of our personnel are essential to establishing and maintaining our competitive advantage. For example, customers often turn to AFC because very few companies have the specialized experience and capabilities required for energetic and high containment chemistry. Our operations could be disrupted by a shortage of available skilled employees or if we are unable to retain these highly skilled and experienced employees.

We may continue to expand our operations through acquisitions, which could divert management’s attention and expose us to unanticipated liabilities and costs. We may experience difficulties integrating the acquired operations, and we may incur costs relating to acquisitions that are never consummated.

Our business strategy could include growth through future acquisitions. However, our ability to consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and our ability to obtain financing. Our success in integrating newly acquired businesses will depend upon our ability to retain key personnel, avoid diversion of management’s attention from operational matters, integrate general and administrative services and key information processing systems and, where necessary, requalify our customer programs. In addition, future acquisitions could result in the incurrence of additional debt, costs and contingent liabilities. We may also incur costs and divert management attention to acquisitions that are never consummated. Integration of acquired operations may take longer, or be more costly or disruptive to our business, than originally anticipated. It is also possible that expected synergies from past or future acquisitions may not materialize.

Although we undertake a diligence investigation of each business that we acquire, there may be liabilities of the acquired companies that we fail to or are unable to discover during the diligence investigation and for which we, as a successor owner, may be responsible. In connection with acquisitions, we generally seek to minimize the impact of these types of potential liabilities through indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to limitations in scope, amount or duration, financial limitations of the indemnitor or warrantor or other reasons.

If we are unable to generate sufficient cash flow to service our debt and fund our operating costs, our liquidity may be adversely affected.

We are obligated to comply with financial and other covenants in our debt that could restrict our operating activities, and the failure to comply could result in defaults that accelerate the payment under our debt.

Our outstanding debt generally contains various restrictive covenants. These covenants include provisions restricting our ability to, among other things:

•	incur additional debt, incur contingent obligations and issue additional preferred stock;

•	create liens;

•	pay dividends, distributions or make other specified restricted payments, and restrict the ability of certain of our subsidiaries to pay dividends or make other payments to us;

•	sell assets;

•	make certain capital expenditures, investments and acquisitions;

•	enter into certain transactions with affiliates;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

Any of the covenants described in this risk factor may restrict our operations and our ability to pursue potentially advantageous business opportunities. Our failure to comply with these covenants could also result in an event of default that, if not cured or waived, could result in the acceleration of all or a substantial portion of our debt.

Risks Related to the Notes and Our Indebtedness

We have a substantial amount of debt and can incur additional debt in the future, which could adversely affect our financial health and prevent us from making principal and interest payments on the notes.

After giving effect to, among other things, the sale of the outstanding notes, the application of the proceeds therefrom and the consummation of this exchange offer, all as if these events had occurred on March 31, 2007, we and the guarantors would have had total debt (including short-term debt) of $110.7 million (excluding $2.3 million in undrawn letters of credit, all of which would be secured debt to the extent drawn) as of that date.

Our substantial debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes and our other debt;

•	increase our vulnerability to general adverse economic and industry conditions, including increases in raw material costs;

•	limit our ability to obtain additional financing for future working capital, capital expenditures, mergers and other general corporate purposes;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	make us more vulnerable to increases in interest rates;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	have a material adverse effect on us if we fail to comply with the covenants in the indenture relating to the notes or in the instruments governing our other debt.

Under our Revolver Credit Facility, we have the ability to borrow up to $20.0 million, all of which would be senior secured debt. In addition, subject to restrictions in the indenture, we may incur substantial additional debt in the future. The Revolver Credit Facility has an accordion feature, allowing us the right to seek commitments for additional borrowing capacity up to a total of $40.0 million, subject to our obligations under the notes. See “Description of Other Indebtedness” and “Description of Exchange Notes.” If new debt is added to our current debt levels, these related risks could increase.

We may not maintain sufficient revenue to sustain profitability or to meet our capital expenditure requirements and our financial obligations. Also, we may not be able to generate a sufficient amount of cash flow to meet our debt service obligations.

Our ability to make scheduled payments or to refinance our obligations with respect to our debt, including the notes, will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to certain financial, business, and other factors beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. We cannot assure you that our operating performance, cash flow and capital resources will be sufficient for payment of our debt in the future. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, we cannot assure you that the terms of any such transaction would be satisfactory to us or if or how soon any such transaction could be completed.

If we fail to obtain additional financing, we may be unable to refinance our existing debt, expand our current operations or acquire new businesses, which could result in a failure to grow or result in defaults in our obligations under our Revolver Credit Facility or the notes.

In order to refinance indebtedness, expand existing operations and acquire additional businesses, we may require substantial amounts of capital. Financing, whether from equity or debt financings or other sources, may not be available or, if available, may not be on terms satisfactory to us. If we are unable to obtain such financing, we will be unable to acquire additional businesses and may be unable to meet our obligations under our Revolver Credit Facility or the notes.

The indenture governing the notes and our Revolver Credit Facility impose restrictions on us that may limit the discretion of management in operating our business and that, in turn, could impair our ability to meet our obligations under the notes.

The indenture governing the notes and our Revolver Credit Facility contains various restrictive covenants that limit management’s discretion in operating our business. In particular, these covenants limit our ability to, among other things:

•	incur additional debt;

•	pay dividends or make other restricted payments;

•	create liens on assets to secure debt;

•	incur dividend or other payment restrictions with regard to restricted subsidiaries;

•	transfer or sell assets;

•	enter into transactions with affiliates;

•	enter into sale and lease back transactions;

•	create an unrestricted subsidiary;

•	enter into certain business activities; or

•	effect a consolidation, merger or sale of all or substantially all of our assets.

Our Revolver Credit Facility also requires us to maintain specified financial ratios and satisfy certain financial tests. Our ability to maintain or meet such financial ratios and tests may be affected by events beyond our control, including changes in general economic and business conditions, and we cannot assure you that we will maintain or meet such ratios and tests or that the lenders under our Revolver Credit Facility will waive any failure to meet such ratios or tests.

These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand, to pursue our business strategies and otherwise to conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions and changes in regulations, and we cannot assure you that we will be able to comply. A breach of these covenants could result in a default under the indenture governing the notes and/or the Revolver Credit Facility. If there were an event of default under the indenture governing the notes and/or the Revolver Credit Facility, the affected creditors could cause all amounts borrowed under these instruments to become due and payable immediately. Additionally, if we fail to repay indebtedness under our Revolver Credit Facility when it becomes due, the lenders under the Revolver Credit Facility could proceed against the assets which we have pledged to them as security. Our assets and cash flow might not be sufficient to repay our outstanding debt in the event of a default and we may be unable to obtain additional financing on satisfactory terms, or at all.

The notes and the related guarantees are unsecured and effectively subordinated to our and the guarantors’ existing and future secured indebtedness.

The notes and the related guarantees are not secured. The indenture governing the notes permits us and our subsidiaries to incur additional secured indebtedness, including pursuant to purchase money instruments. In addition, our obligations under the Revolver Credit Facility secured by substantially all of our assets. If we become insolvent or are liquidated, or if payment under the Revolver Credit Facility or any of our other future secured debt obligations is accelerated, the lenders under our Revolver Credit Facility or other secured debt instruments would be entitled to exercise the remedies available to a secured lender under applicable law and the terms of our Revolver Credit Facility or the future secured credit facility and have a claim on the assets secured thereby before the holders of the notes. The notes are therefore effectively subordinated to our existing and future secured indebtedness and the guarantees are effectively subordinated to the existing and future secured indebtedness of the guarantors, in each case to the extent of the value of the assets securing that indebtedness. As a result, the holders of the notes may recover ratably less than the lenders of our or the guarantors’ secured debt in the event of a bankruptcy or liquidation.

After giving effect to the sale of the outstanding notes, the application of the proceeds therefrom and the consummation of this exchange offer, all as if these events had occurred on March 31, 2007, we and the guarantors would have had approximately $0.7 million of secured indebtedness outstanding, consisting entirely of capital lease obligations, and $20.0 million of additional secured borrowing capacity available under the Revolver Credit Facility, of which $2.3 million is subject to undrawn letters of credit, as of that date.

We are a holding company, and as a result we are dependent on dividends from our subsidiaries to meet our obligations, including with respect to the notes.

We are a holding company and do not conduct any business operations of our own. Our principal assets are the equity interests we own in our operating subsidiaries, either directly or indirectly. As a result, we are dependent upon cash dividends, distributions or other transfers we receive from our subsidiaries in order to make dividend payments to our stockholders, to repay any debt we may incur, and to meet our other obligations. Although we are the sole equityholder of each of our major operating subsidiaries and therefore able to control their respective declarations of dividends, the ability of our subsidiaries to pay dividends and make payments to us will depend on their operating results and may be restricted by, among other things, applicable corporate, tax and other laws and regulations and agreements of those subsidiaries, as well as by the terms of our Revolver Credit Facility and the indenture governing the notes. For example, some state corporate laws prohibit the payment of dividends by any subsidiary unless the subsidiary has a capital surplus or net profits in the current or immediately preceding fiscal year. Payments or distributions from our subsidiaries also could be subject to restrictions on dividends or repatriation of earnings under applicable local law, and monetary transfer restrictions in the jurisdictions in which our subsidiaries operate.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. In any such case, your right to receive payments in respect of the notes from any such guarantor would be effectively subordinated to all indebtedness and other liabilities of that guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of the notes, is not insolvent, does not have unreasonably small capital for the business in which it is engaged and has not incurred debts beyond its ability to pay such debts as they mature. However, the opinions of counsel relating to the matters described immediately above in connection with the offering of the outstanding notes and any opinions of counsel received in connection with the issuance of the notes specifically excluded fraudulent conveyance considerations. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

Your right to receive payments on the notes will be effectively subordinated to the rights of creditors of our subsidiaries that do not guarantee the notes or whose guarantees are invalidated.

All of our existing material U.S. subsidiaries guarantee the notes and all of our future material U.S. subsidiaries will guarantee the notes. However, creditors of current and future foreign or other subsidiaries that do not guarantee the notes will have claims, with respect to the assets of those subsidiaries, that rank effectively senior to the notes. In the event of any distribution or payment of assets of such subsidiaries in any dissolution, winding up, liquidation, reorganization or other bankruptcy proceeding, the claims of those creditors must be satisfied prior to making any such distribution or payment to us in respect of its direct or indirect equity interests in such subsidiaries. Accordingly, after satisfaction of the claims of such creditors, there may be little or no amounts left available to make payments in respect of the notes. Also, as described above, there are federal and state laws that could invalidate the guarantees of our subsidiaries that guarantee the notes. If that were to occur, the claims of creditors of those subsidiaries would also rank effectively senior to the notes, to the extent of the assets of those subsidiaries.

The amount that can be collected under the guarantees will be limited.

Each of the guarantees will be limited to the maximum amount that can be guaranteed by a particular guarantor without rendering the guarantee, as it relates to that guarantor, voidable. See “Risk Factors — Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.” In general, the maximum amount that can be guaranteed by a particular guarantor may be less, including significantly less, than the principal amount of the notes.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our results of operations and our financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

We may not be able to finance a change of control offer required by the indenture governing the notes.

If we were to experience a change of control, the indenture governing the notes requires us to offer to purchase all the notes then outstanding at 101% of their principal amount, plus unpaid accrued interest, but not including, to the date of repurchase. If a change of control were to occur, we cannot assure you that we would have sufficient funds to purchase the notes. In addition, our Revolver Credit Facility restricts our ability to repurchase the notes, even when we are required to do so by the indenture in connection with a change of control. A change in control could therefore result in a default under the Revolver Credit Facility and could cause the acceleration of that debt. The inability to repay such debt, if accelerated, and to purchase all of the tendered notes following a change of control, would constitute an event of default under the indenture.

If an active trading market does not develop for the exchange notes you may not be able to resell them.

We do not intend to apply to list the exchange notes on any securities exchange or arrange to include the exchange notes in any automated quotation system. As a result, we cannot assure you as to the liquidity of any trading market for the exchange notes.

We also cannot assure you that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the exchange notes or, in the case of any holders of notes that do not exchange them, the trading market for the outstanding notes following the offer to exchange the outstanding notes for exchange notes. Future trading prices of the notes will depend on many factors, including, among other things, our ability to effect the exchange offer, prevailing interest rates, our operating results and the market for similar securities.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the outstanding notes and, if issued, the exchange notes will be subject to disruptions. Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance.

Risks Related To Exchange Offer

Holders who fail to exchange their outstanding notes will continue to be subject to restrictions on transfer.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your outstanding notes described in the legend on the certificates for your outstanding notes. The restrictions on transfer of your outstanding notes arise because we issued the outstanding notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the outstanding notes if they are registered under the Securities Act and applicable state securities laws, or are offered and sold under an exemption from these requirements. We do not plan to register the outstanding notes under the Securities Act. For further information regarding the consequences of tendering your outstanding notes in the exchange offer, see the discussions below under the captions “The Exchange Offer” and “Certain Federal Income Tax Consequences.”

You may not receive the exchange notes in the exchange offer if the exchange offer procedures are not properly followed.

Delivery of exchange notes in exchange for outstanding notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•	certificates for outstanding notes or a book-entry confirmation of a book-entry transfer of outstanding notes into the exchange agent’s account at DTC, New York, New York as a depository, including an agent’s message, as defined in this prospectus, if the tendering holder does not deliver a letter of transmittal;

•	a completed and signed letter of transmittal, or facsimile copy, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message in place of the letter of transmittal; and

•	any other documents required by the letter of transmittal.

Therefore, holders of outstanding notes who would like to tender outstanding notes in exchange for exchange notes should be sure to allow enough time for the outstanding notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of outstanding notes for exchange. Outstanding notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and will no longer have the registration and other rights under the exchange agreement. See “The Exchange Offer.”

Some holders who exchange their outstanding notes may be deemed to be underwriters and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your outstanding notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities. If you are deemed to have received restricted securities, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Furthermore, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, which were acquired by such broker-dealer as a result of market-making or other trading activities, may be deemed to be a statutory underwriter under the Securities Act and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. If you are required to comply with the registration and prospectus delivery requirement, you may face additional burdens on the transfer of your notes and could incur liability for failure to comply with applicable requirements.

THE EXCHANGE OFFER

Purpose and Effect; Registration Rights

On February 6, 2007 (the “issue date”), we sold $110 million of our 9% Senior Notes due 2015 in a private placement. The outstanding notes were resold under an offering memorandum dated January 30, 2007, in reliance on Rule 144A and other available exemptions under the Securities Act. On February 6, 2007, we and the guarantors entered into a registration rights agreement with the initial purchaser pursuant to which we and the guarantors agreed, for the benefit of the holders of the outstanding notes, at our cost and subject to certain exceptions, to use our reasonable best efforts:

•	to file with the SEC an exchange offer registration statement pursuant to which we and the guarantors will offer, in exchange for the outstanding notes, exchange notes, identical in all material respects to, and evidencing the same indebtedness as, the outstanding notes (but which will not contain terms with respect to transfer restrictions, provide for the additional interest described below or other rights under the registration rights agreement);

•	to cause the exchange offer registration statement to be declared effective under the Securities Act within 210 days after February 6, 2007; and

•	to cause the exchange offer to be consummated by the 240th day after the closing of the offering of the outstanding notes. If we effect the exchange offer, we will be entitled to close the exchange offer 20 business days after its commencement. Outstanding notes not tendered in the exchange offer will continue to be subject to the terms and conditions, including restrictions on transfer, contained in the indenture governing the notes.

The exchange offer will permit eligible holders of outstanding notes to exchange those notes for exchange notes, having a principal amount equal to that of the surrendered outstanding note, which are identical in all material respects with the outstanding notes, except that:

•	the exchange notes have been registered under the U.S. federal securities laws and will not bear any legend restricting their transfer;

•	the exchange notes bear a different CUSIP number from the outstanding notes;

•	the exchange notes will not be subject to transfer restrictions or entitled to registration rights; and

•	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer.

The exchange notes will evidence the same debt as the outstanding notes. Holders of exchange notes will be entitled to the benefits of the indenture. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the outstanding note surrendered in exchange therefor, or, if no interest has been paid on such outstanding note, from the date of its original issue.

Holders of outstanding notes must make certain representations (as described in the registration rights agreement) to participate in the exchange offer, notably that they are not an affiliate of us and that they are acquiring the exchange notes in the ordinary course of business and without any arrangement or intention to make a distribution of the exchange notes. If we become obligated to file a shelf registration statement, holders of the outstanding notes and/or exchange notes must also deliver certain information that is required for a shelf registration statement and provide comments on the shelf registration statement within the time periods specified in the registration rights agreement in order to have their outstanding notes and/or exchange notes included in the shelf registration statement and to receive the additional interest described above. A broker-dealer that receives exchange notes in the exchange offer or as part of its market-making or other trading activities must represent that it will deliver a prospectus meeting the requirements of the Securities Act when it resells the exchange notes.

The summary of certain provisions of the registration rights agreement contained in this section does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement. You should refer to the exhibits that are a part of the registration statement (of which this prospectus is a part) for a copy of the registration rights agreement. See “Where You Can Find More Information.”

Other Rights under the Registration Rights Agreement

In the event that:

a)	we are not permitted to file the exchange offer registration statement or to consummate the exchange offer due to a change in law or SEC policy; or

b)	for any reason, we do not consummate the exchange offer by the 240th day after the closing of the offering of the outstanding notes; or

c)	any holder notifies us prior to the 20th business day following the consummation of the exchange offer that:

•	it is not permitted under law or SEC policy to participate in the exchange offer;

•	it cannot publicly resell the exchange notes that it acquires in the exchange offer without delivering a prospectus, and the prospectus contained in the exchange offer registration statement is not appropriate or available for resales by that holder; or

•	it is a broker-dealer and holds outstanding notes that it has not exchanged and that it acquired directly from us or one of our affiliates,

then in addition to or in lieu of conducting the exchange offer, we will be required to file a shelf registration statement with the SEC to cover resales of the outstanding notes or the exchange notes, as the case may be. In that case, we will use our reasonable best efforts to:

a)	file the shelf registration statement by the 45th day after we become obligated to make the filing,

b)	cause the registration statement to become effective by the 60th day after we become obligated to make the filing and

c)	maintain the effectiveness of the registration statement for two years or a lesser period after which all of the notes registered under that registration statement have been sold or can be resold without limitation under the Securities Act.

We will pay additional interest if one of the following “registration defaults” occurs:

•	the exchange offer registration or the shelf registration statement is not declared effective by the dates required in the registration rights agreement; or

•	we do not consummate an exchange offer by the 240th day after the closing of the offering of the outstanding notes; or

•	the shelf registration statement is declared effective, but thereafter, subject to certain exceptions, ceases to be effective or usable in connection with resales of any notes registered under the shelf registration statement during the periods specified in the registration rights agreement.

If one of these registration defaults occurs, the annual interest rate on the notes will increase by 0.25% per year for the first 90-day period immediately following the registration default. The amount of interest will increase by an additional 0.25% per year for each subsequent 90-day period, up to a maximum additional interest rate of 1.00% per year, until all registration defaults are cured. When we have cured all of the registration defaults, the interest rate on the notes will revert immediately to the original level.

If we become obligated to file a shelf registration statement, holders of outstanding notes and/or exchange notes must also deliver certain information that is required for a shelf registration statement and provide comments on the shelf registration statement within the time periods specified in the registration rights agreement in order to have their outstanding notes and/or exchange notes included in the shelf registration statement and to receive the additional interest described above.

Exchange Expiration Date; Extensions

The expiration date of the exchange offer is                 , 2007 at 5:00 p.m., New York City time. We may extend the exchange offer in our sole discretion. If we extend the exchange offer, the exchange expiration date will be the latest date and time to which the exchange offer is extended. We will notify the exchange agent of any extension by oral or written notice and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled exchange expiration date.

We expressly reserve the right, in our sole and absolute discretion:

•	to delay accepting any outstanding notes;

•	to extend the exchange offer;

•	if any of the conditions under “—Conditions of the Exchange Offer” have not been satisfied, to terminate the exchange offer; and

•	to waive any condition or otherwise amend the terms of the exchange offer in any manner.

If the exchange offer is amended in a manner we deem to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes. Any delay in acceptance, extension, termination or amendment will be followed promptly by an oral or written notice of the event to the exchange agent. We will also make a public announcement of the event. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to a national news service.

Terms of the Exchange Offer

We are offering, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, to exchange $1,000 in principal amount of exchange notes for each $1,000 in principal amount of the outstanding notes. We will accept for exchange any and all outstanding notes that are validly tendered and not properly withdrawn on or before 5:00 p.m., New York City time, on the exchange expiration date. Tenders of the outstanding notes may be withdrawn at any time before 5:00 p.m., New York City time, on the exchange expiration date. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange. However, the exchange offer is subject to the terms of the registration rights agreement and the satisfaction of the conditions described under “—Conditions of the Exchange Offer.” Outstanding notes may be tendered only in multiples of $1,000. Holders of outstanding notes may tender less than the aggregate principal amount represented by their outstanding notes if they appropriately indicate this fact on the letter of transmittal accompanying the tendered outstanding notes or indicate this fact under the procedures for book-entry transfer described below.

As of the date of this prospectus, $110 million in aggregate principal amount of the outstanding notes were outstanding. Solely for reasons of administration, we have fixed the close of business on                 , 2007 as the record date for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. There will be no fixed record date for determining the eligible holders of the outstanding notes who are entitled to participate in the exchange offer.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of outstanding notes and for purposes of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender or otherwise, certificates for the unaccepted outstanding notes will be returned, without expense, to the tendering holder promptly after the exchange expiration date.

Holders of outstanding notes do not have appraisal or dissenters’ rights under applicable law or the indenture as a result of the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations under the Exchange Act, including Rule 14e-1.

Holders who tender their outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, following the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes under the exchange offer. We will pay all charges and expenses, other than transfer taxes in some circumstances, in connection with the exchange offer. See “—Fees and Expenses” for more information about the costs of the exchange offer.

We do not make any recommendation to holders of outstanding notes as to whether they should tender any of their outstanding notes under the exchange offer. In addition, no one has been authorized to make any recommendation. Holders of outstanding notes must make their own decision whether to participate in the exchange offer and, if the holder chooses to participate in the exchange offer, the aggregate principal amount of outstanding notes to tender, after reading carefully this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

Conditions of the Exchange Offer

You must tender your outstanding notes in accordance with the requirements of this prospectus and the letter of transmittal in order to participate in the exchange offer.

Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange any outstanding notes, and we may terminate or amend the exchange offer, if we are not permitted to effect the exchange offer under applicable law or any interpretation of applicable law by the staff of the SEC. If any of these events or conditions occur, we may, subject to applicable law, terminate the exchange offer and return all outstanding notes tendered for exchange or we may waive any condition or amend the terms of the exchange offer.

We expect that the above conditions will be satisfied. The above conditions are for our sole benefit and may be waived by us at any time in our sole discretion. Our failure at any time to exercise any of the above rights will not be a waiver of those rights and each right will be deemed an ongoing right that may be asserted at any time, provided that all conditions to the exchange offer must be satisfied or waived before the expiration of the exchange offer.

Interest

Each exchange note will bear interest from the most recent date to which interest has been paid or duly provided for on the outstanding note surrendered in exchange for the exchange note or, if no interest has been paid or duly provided for on the outstanding note, from February 6, 2007. Holders of the outstanding notes whose outstanding notes are accepted for exchange will not receive accrued interest on their outstanding notes for any period from and after the last interest payment date to which interest has been paid or duly provided for on their outstanding notes prior to the original issue date of the exchange notes or, if no interest has been paid or duly provided for, will not receive any accrued interest on their outstanding notes, and will be deemed to have waived the right to receive any interest on their outstanding notes accrued from and after such interest payment date or, if no such interest has been paid or duly provided for, from and after February 6, 2007.

Procedures for Tendering Outstanding Notes

The tender of a holder’s outstanding notes and our acceptance of the outstanding notes will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and the letter of transmittal. Unless a holder tenders outstanding notes according to the guaranteed delivery procedures or the book-entry procedures described below, the holder must transmit the outstanding notes, together with a properly completed and executed letter of transmittal and all other documents required by the letter of transmittal, to the exchange agent at its address before 5:00 p.m., New York City time, on the exchange expiration date. The method of delivery of outstanding notes, letters of transmittal and all other required documents is at the election and risk of the tendering holder. If delivery is by mail, we recommend delivery by registered mail, properly insured, with return receipt requested. Instead of delivery by mail, we recommend that each holder of outstanding notes use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery.

Any beneficial owner of the outstanding notes whose notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender outstanding notes in the exchange offer should contact that registered holder promptly and instruct that registered holder to tender the notes on its behalf. If the beneficial owner wishes to tender directly, it must, prior to completing and executing the letter of transmittal and tendering outstanding notes, make appropriate arrangements to register ownership of the outstanding notes in its name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account in accordance with DTC’s procedures for the transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer before the exchange expiration date. Although delivery of the outstanding notes may be effected through book-entry transfer into the exchange agent’s account at DTC, unless an agent’s message is received by the exchange agent in compliance with the Automated Tender Offer Program of DTC, or “ATOP”, as described below, the letter of transmittal, properly completed and executed, with any required signature guarantees and any other required documents or an agent’s message, as described below, must in any case be delivered to and received by the exchange agent at its address on or before the exchange expiration date, or the guaranteed delivery procedure set forth below must be complied with. Delivery of documents to DTC does not constitute delivery to the exchange agent.

DTC has confirmed that the exchange offer is eligible for ATOP. Accordingly, participants in ATOP may, instead of physically completing and signing the applicable letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer outstanding notes to the exchange agent in accordance with ATOP procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from a participant in ATOP that is tendering outstanding notes that are the subject of the book-entry confirmation; that the participant has received and agrees to be bound by the terms of the applicable letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and that we may enforce the agreement against that participant.

Each signature on a letter of transmittal or a notice of withdrawal must be guaranteed unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions: or the box entitled “Special Delivery Instructions;” or

•	for the account of an eligible institution, as described below.

If a signature on a letter of transmittal or a notice of withdrawal is required to be guaranteed, the signature must be guaranteed by a participant in a recognized medallion signature program. If the letter of transmittal is signed by a person other than the registered holder of the outstanding notes, the outstanding notes surrendered for exchange must be endorsed by the registered holder, with the signature guaranteed by a medallion signature guarantor. If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should sign in that capacity when signing. The person must submit to us evidence satisfactory, in our sole discretion, of his or her authority to so act unless we waive the requirement.

As used in this prospectus with respect to the outstanding notes, a “registered holder” is any person in whose name the outstanding notes are registered on the books of the registrar. An “eligible institution” is a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or any other “eligible guarantor institution” as such term is defined in Rule 17Ad-15 under the Exchange Act.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of outstanding notes tendered for exchange. Our determination will be final and binding. We reserve the absolute right to reject outstanding notes not properly tendered and to reject any outstanding notes if acceptance might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to particular outstanding notes at any time, including the right to waive the ineligibility of any holder who seeks to tender outstanding notes in the exchange offer.

Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and its instructions, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within the period of time as we determine. Neither we nor the exchange agent is under any duty to give notification of defects in the tenders nor will we or the exchange agent incur any liability for failure to give the notification. The exchange agent will use reasonable efforts to give notification of defects or irregularities with respect to tenders of outstanding notes for exchange but will not incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed to have been made until the irregularities have been cured or waived.

By tendering, you will represent to us that, among other things:

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act;

•	you will acquire the exchange notes in the ordinary course of your business;

•	you are not a broker-dealer that acquired your outstanding notes directly from us in order to resell them in reliance on Rule 144A of the Securities Act or any other available exemption under the Securities Act;

•	if you are a broker-dealer that acquired your outstanding notes as a result of market-making or other trading activities, you will deliver a prospectus in connection with any resale of the exchange notes; and

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the exchange notes.

In connection with a book-entry transfer, each participant will confirm that it makes the representations and warranties contained in the letter of transmittal.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes and:

•	your outstanding notes are not immediately available;

•	you are unable to deliver on time your outstanding notes or any other document that you are required to deliver to the exchange agent; or

•	you cannot complete the procedures for delivery by book-entry transfer on time;

you may tender your outstanding notes according to the guaranteed delivery procedures described in the letter of transmittal. Those procedures require that:

•	tender must be made by or through an eligible institution and a notice of guaranteed delivery must be signed by the holder;

•	on or before the exchange expiration date, the exchange agent must receive from the holder and the eligible institution a properly completed and executed notice of guaranteed delivery by facsimile, mail or hand delivery containing the name and address of the holder, the certificate number or numbers of the tendered outstanding notes, the principal amount of tendered outstanding notes, a statement that the tender is being made, and a guarantee that within three business days after the exchange expiration date, the certificates representing the outstanding notes in proper form for transfer or a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	properly completed and executed documents required by the letter of transmittal and the tendered outstanding notes in proper form for transfer or confirmation of a book-entry transfer of the outstanding notes into the exchange agent’s account at DTC must be received by the exchange agent within three business days after the expiration date of the exchange offer.

Any holder who wishes to tender outstanding notes under the guaranteed delivery procedures must ensure that the exchange agent receives the notice of guaranteed delivery and letter of transmittal relating to the outstanding notes before 5:00 p.m., New York City time, on the exchange expiration date.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept outstanding notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the exchange expiration date. The exchange notes will be delivered promptly after the exchange expiration date. For purposes of the exchange offer, we will be deemed to have accepted validly tendered outstanding notes when, as and if we have given notice to the exchange agent.

Withdrawal Rights

Tenders of the outstanding notes may be withdrawn at any time before 5.00 p.m. New York City time, on the exchange expiration date. To withdraw a tender of outstanding notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth under “—The Exchange Agent; Assistance” or a properly transmitted “Request Message” through ATOP must be received by the exchange agent at any time before 5:00 p.m., New York City time, on the exchange expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of the outstanding notes, or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

•	other than a notice transmitted through ATOP, be signed by the holder in the same manner as the original signature on the letter of transmittal by which outstanding notes were tendered, including any required signature guarantees, or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by us in our sole discretion, executed by the registered holder, with the signature guaranteed by a medallion signature guarantor, together with the other documents required upon transfer by the indenture; and

•	specify the name in which the outstanding notes are to be re-registered, if different from the person who deposited the outstanding notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of the notices will be determined by us, in our sole discretion, which determinations will be final and binding on all parties. Any outstanding notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and will be returned to the holder without cost promptly after withdrawal. Properly withdrawn outstanding notes may be retendered following the procedures described under “—Procedures for Tendering Outstanding Notes” at any time on or before the exchange expiration date.

The Exchange Agent; Assistance

Wells Fargo Bank, National Association is the exchange agent. Wells Fargo Bank National Association is also the trustee under the indenture governing the outstanding notes and the exchange notes. All tendered outstanding notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of the prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

By Registered or Certified Mail,
Overnight Delivery, or Hand Delivery:
Wells Fargo Bank, National Association Corporate Trust Department
707 Wilshire Blvd., 17th Floor
Los Angeles, CA 90017
Attention: Maddy Hall, Assistant Vice President	By Facsimile Transmission: (213) 614-3355 Confirm by Telephone: (213) 614-2588	For Additional Information:
Wells Fargo Bank, National Association Corporate Trust Department
707 Wilshire Blvd., 17th Floor
Los Angeles, CA 90017
(213) 614-2588
Attention: Maddy Hall, Assistant Vice President

Fees and Expenses

We will bear the expenses of soliciting outstanding notes for exchange. The principal solicitation is being made by mail by the exchange agent. Additional solicitation may be made by telephone, facsimile or in person by officers and regular employees of ours and our affiliates and by persons so engaged by the exchange agent.

We will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with its services and pay other registration expenses, including fees and expenses of the trustee under the indenture, filing fees, blue sky fees and printing and distribution expenses.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer.

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer, then the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of those taxes or exemption is not submitted with the letter of transmittal, the amount of those transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the exchange notes.

Consequences of Not Exchanging Outstanding Notes

As a result of this exchange offer, we will have fulfilled most of our obligations under the registration rights agreement. Holders who do not tender their outstanding notes, except for limited instances involving holders of outstanding notes who are not eligible to participate in the exchange offer or who do not receive freely transferable exchange notes under the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive additional interest. Accordingly, any holder who does not exchange its outstanding notes for exchange notes will continue to hold the untendered outstanding notes and will be entitled to all the rights and subject to all the limitations applicable under the indenture, except to the extent that the rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the exchange offer.

Any outstanding notes that are not exchanged for exchange notes under the exchange offer will remain restricted securities within the meaning of the Securities Act. In general, the outstanding notes may be resold only:

•	to us or any of our subsidiaries;

•	inside the United States to a “qualified institutional buyer” in compliance with Rule 144A under the Securities Act;

•	inside the United States to an institutional “accredited investor,” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act;

•	outside the United States in compliance with Rule 904 under the Securities Act;

•	in reliance on the exemption from registration provided by Rule 144 under the Securities Act, if available; or

•	under an effective registration statement under the Securities Act.

Resales of the Exchange Notes

We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter. Although there has been no indication of any change in the staff’s position, we cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offer as it has in its interpretive letters to third parties. Based on these interpretations by the staff, and except as provided below, we believe that exchange notes may be offered for resale, resold and otherwise transferred by a holder who participates in the exchange offer and is not a broker-dealer without further compliance with the registration and prospectus delivery provisions of the Securities Act. In order to receive exchange notes that are freely tradable, a holder must acquire the exchange notes in the ordinary course of its business and may not participate, or have any arrangement or understanding with any person to participate, in the distribution, within the meaning of the Securities Act, of the exchange notes. Holders wishing to participate in the exchange offer must make the representations described in “—Procedures for Tendering Outstanding Notes” above.

Any holder of outstanding notes:

•	who is our “affiliate,” as defined in Rule 405 under the Securities Act;

•	who did not acquire the exchange notes in the ordinary course of its business;

•	who is a broker-dealer that purchased outstanding notes from us to resell them under Rule 144A of the Securities Act or any other available exemption under the Securities Act; or

•	who intends to participate in the exchange offer for the purpose of distributing, within the meaning of the Securities Act, exchange notes;

will be subject to separate restrictions. Each holder in any of the above categories:

•	will not be able to rely on the interpretations of the staff of the Securities Act in the above-mentioned interpretive letters;

•	will not be permitted or entitled to tender outstanding notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of outstanding notes, unless the sale is made under an exemption from such requirements.

In addition, if you are a broker-dealer holding outstanding notes acquired for your own account, then you may be deemed a statutory “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of your exchange notes. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it acquired the outstanding notes for its own account as a result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those exchange notes. The letter of transmittal states that, by making the above acknowledgment and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Based on the position taken by the staff of the SEC in the interpretive letters referred to above, we believe that “participating broker-dealers,” or broker-dealers that acquired outstanding notes for their own accounts, as a result of market-making or other trading activities, may fulfill their prospectus delivery requirements with respect to the exchange notes received upon exchange of outstanding notes, other than outstanding notes that represent an unsold allotment from the original sale of the outstanding notes, with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of the exchange notes. Accordingly, this prospectus, as it may be amended or supplemented, may be used by a participating broker-dealer during the period referred to below in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired by the participating broker-dealer for its own account as a result of market-making or other trading activities. Subject to the provisions of the registration rights agreement, we have agreed that this prospectus may be used by a participating broker-dealer in connection with resales of the exchange notes. See “Plan of Distribution.” Any participating broker-dealer that is our “affiliate” may not rely on these interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each participating broker-dealer that tenders outstanding notes pursuant to the exchange offer will be deemed to have agreed, by execution of the letter of transmittal, that upon receipt of notice from us of the occurrence of any event or the discovery of any fact that makes any statement contained in or incorporated by reference into this prospectus untrue in any material respect or that causes this prospectus to omit to state a material fact necessary in order to make the statements contained in or incorporated by reference into this prospectus, in light of the circumstances under which they were made, not misleading or of the occurrence of other events specified in the registration rights agreement, the participating broker-dealer will suspend the sale of exchange notes pursuant to this prospectus until we have amended or supplemented this prospectus to correct the misstatement or omission and have furnished copies of the amended or supplemented prospectus to the participating broker-dealer or we have given notice that the sale of the exchange notes may be resumed, as the case may be.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the exchange notes and have agreed to pay all expenses of the exchange offer. In exchange for issuing the exchange notes, we will receive a like principal amount of outstanding notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and will not be reissued. Accordingly, issuing the exchange notes will not result in any increase or decrease in our outstanding debt.

We used the net proceeds from the issuance of the outstanding notes, together with available cash on hand, to repay our

•	First Lien Credit Facility in the amount of $57.1 million, 9.4%, due 2010,

•	Second Lien Credit Facility in the amount of $20.2 million, 14.4%, due 2011,

•	Seller Note in the amount of $23.7 million, 10.4%, due 2012, and

•	Earnout due Gen Corp. Inc. in the amount of $6.0 million.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. Earnings included in the calculation of this ratio consists of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of total interest expense and estimated interest in rental expense. Earnings were insufficient to cover fixed charges by $1.2 million and $18.9 million for fiscal 2004 and 2005, respectively, and $5.4 million for the six months ended March 31, 2006.

	Six Months Ended
	March 31,		Year Ended September 30,
	2006	2007	2002	2003	2004	2005	2006

Ratio of earnings to fixed charges	—	1.23x	3.97x	8.94x	—	—	0.38x

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007 on an actual basis. Actual capitalization as of March 31, 2007 includes the effects of the acquisition of AFC business, the sale of the outstanding notes, the application of the net proceeds therefrom and the refinancing of our prior credit facility after deducting estimated expenses, discounts and commissions, all as if they had occurred on March 31, 2007.

This table should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, which are contained in or incorporated by reference elsewhere in this prospectus.

As of
March 31, 2007(1)
(Dollars in
thousands)

Cash and Cash Equivalents	$9,613

Debt:
First lien credit facility(2)(3)	—
Second lien credit facility(2)	—
Seller note(2)	—
Capital leases	714
Outstanding Notes	$110,000

Total Debt	110,714
Total Stockholders’ Equity	72,972

Total Capitalization	$183,686

(1)	The financial information gives effect to the issuance of the outstanding notes and the repayment of the balance under the First Lien term loan (including the application in October 2006 of $6.5 million net proceeds from the sale of our ownership interest in ESI) and the Second Lien term loan. In connection with the repayment of the First Lien Credit Facility, the Second Lien Credit Facility and the Seller Note, we recorded a write-off of deferred financing costs and paid a prepayment penalty totaling $2.7 million.

(2)	The Second Lien Credit Facility and the Seller Note were repaid in full with a portion of the net proceeds of the sale of the outstanding notes. We used a portion of the proceeds of that offering to repay our borrowings under the First Lien Credit Facility and we amended and restated such facility into our “Revolver Credit Facility,” with borrowing capacity of up to $20.0 million.

(3)	We completed the sale of our interest in ESI, effective September 30, 2006, for $7.5 million. The ESI net sale proceeds of $6.5 million were collected in October 2006 and applied to repaying the term loan under our First Lien Credit Facility.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial information as of the end of and for each of the five fiscal years in the period ended September 30, 2006 are derived from our audited consolidated financial statements. Our audited consolidated financial statements as of September 30, 2006 and 2005, and for each of the three fiscal years in the period ended September 30, 2006, are incorporated by reference elsewhere in this prospectus.

The unaudited selected consolidated statement of operations data for the six months ended March 31, 2007 and 2006 and the unaudited selected consolidated balance sheet data as of March 31, 2007 and 2006 are derived from our unaudited condensed consolidated financial statements incorporated by reference elsewhere in this prospectus, which in the opinion of management, contains all adjustments necessary for a fair presentation of the consolidated financial data. Operating results for these periods are not necessarily indicative of the results of operations for a full year.

The selected information below should be read in conjunction with: “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited consolidated financial statements, unaudited condensed consolidated financial statements, the related notes, and the other financial information, incorporated by reference elsewhere in this prospectus.

	Six Months		Fiscal Year Ended
	Ended March 31,		September 31,
	2006	2007	2002	2003	2004	2005	2006
	(Dollars in thousands)

STATEMENT OF OPERATIONS DATA(a)(b):
Revenues	$56,262	$78,477	$73,588	$68,866	$51,458	$67,813	$141,904
Cost of Revenues	39,357	49,358	43,529	37,349	34,402	43,916	97,043

Gross Profit	16,905	29,119	30,059	31,517	17,056	23,897	44,861
Operating Expenses	16,281	18,604	13,776	14,480	18,980	21,805	38,202
Environmental Remediation Charge	2,800	—	—	—	—	22,400	3,600

Operating Income (Loss)	(2,176)	10,515	16,283	17,037	(1,924)	(20,308)	3,059
Interest and Other Income	923	184	3,235	984	(693)	(1,398)	10,362
Interest Expense	4,125	6,460	149	1,522	—	—	—
Debt Repayment Charges	—	2,714	—	—	—	—	—

Income (Loss) from Continuing Operations before Income Tax	(5,378)	1,525	12,899	14,531	(1,231)	(18,910)	(7,303)
Income Tax Expense (Benefit)	(1,982)	768	4,257	4,958	(2,160)	(8,367)	(4,300)
Income (Loss) from Continuing Operations	$(3,396)	$757	$8,642	$9,573	$929	$(10,543)	$(3,003)

Earnings (Loss) per Share from Continuing Operations:
Basic	$(0.47)	$0.10	$1.21	$1.32	$0.13	$(1.45)	$(0.41)
Diluted	$(0.47)	$0.10	$1.18	$1.30	$0.13	$(1.45)	$(0.41)
Dividends Declared per Share	$—	$—	$—	$0.42	$—	$—	$—
BALANCE SHEET DATA (AT PERIOD END)(a)(b):
Cash and Cash Equivalents	$7,997	$9,613	$65,826	$27,140	$23,777	$37,213	$6,872
Inventories and Receivables	59,402	71,335	21,156	22,885	30,058	26,390	59,229
Property, Plant and Equipment, Net	117,541	117,652	7,918	9,223	16,573	15,646	119,746
Intangible Assets, net	24,011	8,682	21,297	17,579	13,679	9,763	14,237
Total Assets	238,232	241,214	131,971	101,685	101,576	115,000	239,455
Working Capital	33,671	52,221	81,783	42,599	45,741	49,235	33,421
Long-term Debt(c)	103,460	110,485	40,600	—	—	—	97,771

(a)	As discussed in Note 2 to our audited consolidated financial statements incorporated by reference elsewhere in this prospectus, we acquired the AFC business effective November 30, 2005 and the Aerojet’s in-space propulsion business effective October 1, 2004.

(b)	As discussed in Note 1 to our audited consolidated financial statements incorporated by reference elsewhere in this prospectus, the consolidation of ESI as of March 31, 2004 significantly changes various line items of our balance sheet, statement of operations and cash flow presentations as compared to financial presentations in earlier reports. As discussed in Note 14 to our consolidated financial statements incorporated by reference elsewhere in this prospectus, effective September 30, 2006, we sold our interest in ESI. Revenues and expenses associated with ESI’s operations are classified as discontinued operations for all periods presented.

(c)	As discussed in Note 6 to our audited consolidated financial statements incorporated by reference elsewhere in this prospectus, we entered into debt agreements regarding the First Lien Credit Facility, Second Lien Credit Facility and Seller Note in connection with our acquisition of the AFC business in November 2005.

Quarterly Results of Operations
(unaudited)

You should read the following tables presenting our unaudited quarterly results of operations in conjunction with the consolidated financial statements and related notes incorporated by reference elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. You should also keep in mind, as you read the following tables, that our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

The following table presents our unaudited quarterly results of operations for the ten fiscal quarters ended March 31, 2007. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our operating results for the quarters presented.

	Three Months Ended
	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,
	2004	2005	2005	2005	2005	2006	2006	2006	2006	2007

Revenues	$14,700	$14,354	$12,580	$26,179	$16,485	$39,777	$42,840	$42,802	$34,888	$43,589
Cost of Revenues	9,881	8,959	9,517	15,559	12,139	27,218	30,931	26,755	21,980	27,378

Gross Profit	4,819	5,395	3,063	10,620	4,346	12,559	11,909	16,047	12,908	16,211
Operating Expenses	5,554	6,115	5,793	4,343	5,465	10,816	10,187	11,734	8,513	10,091
Environmental Charge	—	—	22,400	—	—	2,800	—	800	—	—

Operating Income (Loss)	(735)	(720)	(25,130)	6,277	(1,119)	(1,057)	1,722	3,513	4,395	6,120
Interest and Other Income	109	148	176	965	875	48	55	91	94	90
Interest Expense	—	—	—	—	1,069	3,056	3,280	4,026	3,303	3,157
Debt Repayment Charges	—	—	—	—	—	—	—	—	—	2,714

Income (Loss) from Continuing Operations before Income Tax	(626)	(572)	(24,954)	7,242	(1,313)	(4,065)	(1,503)	(422)	1,186	339
Income Tax Expense (Benefit)	(253)	(205)	(9,241)	1,332	(523)	(1,459)	(642)	(1,676)	547	221

Income (Loss) from Continuing Operations	(373)	(367)	(15,713)	5,910	(790)	(2,606)	(861)	1,254	639	118
Income (Loss) from Discontinued Operations, Net of Tax	(221)	64	(79)	(466)	(515)	268	(192)	(452)	—	—
Extraordinary Gain, Net of Tax	1,622	—	—	(68)

Net Income (Loss)	$1,028	$(303)	$(15,792)	$5,376	$(1,305)	$(2,338)	$(1,053)	$802	$639	$118

The following table sets forth our results of operations as a percentage of total revenue for the periods shown:

	Three Months Ended
	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,
	2004	2005	2005	2005	2005	2006	2006	2006	2006	2007

Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of Revenues	67%	62%	76%	59%	74%	68%	72%	63%	63%	63%

Gross Profit	33%	38%	24%	41%	26%	32%	28%	37%	37%	37%
Operating Expenses	38%	43%	46%	17%	33%	27%	24%	27%	24%	23%
Environmental Charge	0%	0%	178%	0%	0%	7%	0%	2%	0%	0%

Operating Income (Loss)	(5%)	(5%)	(200%)	24%	(7%)	(3%)	4%	8%	13%	14%
Interest and Other Income	1%	1%	1%	4%	5%	0%	0%	0%	0%	0%
Interest Expense	0%	0%	0%	0%	6%	8%	8%	9%	9%	7%
Debt Repayment Charges	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%

Income (Loss) from Continuing Operations before Income Tax	(4%)	(4%)	(198%)	28%	(8%)	(10%)	(4%)	(1%)	3%	1%
Income Tax Expense (Benefit)	(2%)	(1%)	(73%)	5%	(3%)	(4%)	(1%)	(4%)	2%	1%

Income (Loss) from Continuing Operations	(3%)	(3%)	(125%)	23%	(5%)	(7%)	(2%)	3%	2%	0%
Income (Loss) from Discontinued Operations, Net of Tax	(2%)	0%	(1%)	(2%)	(3%)	1%	(0%)	(1%)	0%	0%
Extraordinary Gain, Net of Tax	11%	0%	0%	(0%)	0%	0%	0%	0%	0%	0%

Net Income (Loss)	7%	(2%)	(126%)	21%	(8%)	(6%)	(2%)	2%	2%	0%

BUSINESS

Overview

We are a leading manufacturer of specialty and fine chemicals within our focused markets. Our specialty chemicals and aerospace equipment products are utilized in national defense programs and provide access to, and movement in, space, via solid fuel and propulsion thrusters. Our fine chemicals products represent the key active ingredient in certain anti-viral, oncology and central nervous system drug applications. Our technical and manufacturing expertise and customer service focus has gained us a reputation for quality, reliability, technical performance and innovation. Given the mission critical nature of our products, we maintain long-standing strategic customer relationships. We work collaboratively with our customers to develop customized solutions that meet rigorous federal regulatory standards. We generally sell our products through long-term contracts under which we are the sole source or dual source supplier.

We are the exclusive North American provider of Grade I ammonium perchlorate, or “AP,” which is the predominant oxidizing agent for solid fuel rockets, booster motors and missiles used in space exploration, commercial satellite transportation and national defense programs. In order to diversify our business and leverage our strong technical and manufacturing capabilities, we have made two strategic acquisitions over the last two fiscal years. Each of these acquisitions provided long-term customer relationships with sole source and dual source contracts and a leadership position in a growing market. On October 1, 2004, we acquired Aerojet-General Corporation’s in-space propulsion business, or “ISP,” which is now our Aerospace Equipment segment. Our Aerospace Equipment segment is one of only two North American manufacturers of in-space propulsion systems and propellant tanks. On November 30, 2005, we acquired GenCorp Inc.’s fine chemical business, or the “AFC business,” which is now our Fine Chemicals segment. Our Fine Chemicals segment is a leading manufacturer of certain active pharmaceutical ingredients, or “APIs,” and registered intermediates for pharmaceutical and biotechnology companies. Both of these businesses have been successfully integrated, have improved their profitability and have generated strong revenue growth since their acquisition.

Our Business Segments

Our operations comprise four reportable business segments: (i) Specialty Chemicals, (ii) Fine Chemicals, (iii) Aerospace Equipment and (iv) Other Businesses. The following table reflects the revenue contribution percentage by business segment and each of their major product lines for the years ended September 30.

	2004	2005	2006

Specialty Chemicals:
Perchlorates	85%	65%	28%
Sodium azide	6%	3%	2%
Halotron	5%	6%	3%

Total Specialty Chemicals	96%	74%	33%

Fine Chemicals	0%	0%	52%

Aerospace Equipment	0%	18%	12%

Other Businesses:
Real estate	1%	5%	1%
Water treatment equipment	3%	3%	2%

Total Other Businesses	4%	8%	3%

Total Revenues	100%	100%	100%

Please see discussions in Note 12 to our audited consolidated financial statements for the fiscal year ended September 30, 2006, incorporated by reference elsewhere in this prospectus for a discussion on financial information on our segments and financial information about geographic areas for the past three fiscal years.

Specialty Chemicals

Our Specialty Chemicals business segment is principally engaged in the production of AP, which is a type of perchlorate. In addition, we produce and sell sodium azide, a chemical used in pharmaceutical manufacturing and historically the primary component of gas generators used in certain automotive airbag safety systems, and Halotron, a chemical used in fire extinguishing systems ranging from portable fire extinguishers to airport firefighting vehicles.

We have supplied AP for use in space and defense programs for over 40 years and we have been the exclusive AP supplier in North America since 1998. A significant number of existing and planned space launch vehicles use solid fuel and thus depend, in part, upon our AP. Many of the rockets and missiles used in national defense programs are also powered by solid fuel. Currently, our largest programs are the Minuteman missile, the Standard missile and the Atlas family of commercial rockets.

ATK is our biggest AP customer. During fiscal 2006, ATK’s AP purchase projection, in combination with the purchase projections of our other customers, fell below the volumes provided for under our contract with ATK. Based on the expected lower volumes and certain other factors, we negotiated an amendment with ATK in 2006 to obtain fair and reasonable pricing for volumes less than the 8 million pounds provided in the then existing contract. Under the amended contract, ATK is required to purchase all of its AP from us through 2013 and unit prices are more favorable to us at lower volumes. Unit prices vary inversely with the quantity of AP sold by us annually to all of our customers between 3 million and 20 million pounds per year. Additionally, prices escalate each year for all volumes covered under the contract. We believe this amended contract provides our Specialty Chemicals segment significant stability.

We believe that over the next several years, overall demand for AP will be relatively level as compared to fiscal 2006 demand based on current U.S. Department of Defense, or “DOD,” production programs. In addition, AP demand could increase if there is a substantial increase in Space Shuttle flights or the development of several contemplated programs under the U.S. proposed long-term human and robotic program to explore the solar system, starting with a return to the Moon. We believe that our stable revenue from AP, combined with the segment’s profitability and minimal capital expenditures, should provide us with stable cash flow from our Specialty Chemicals business.

Fine Chemicals

Our Fine Chemicals business segment is a manufacturer of APIs and registered intermediates. The pharmaceutical ingredients that we manufacture are used by our customers in drugs with indications in three primary areas: anti-viral, oncology, and central nervous system. We generate nearly all of our Fine Chemicals sales from manufacturing chemical compounds that are proprietary to our customers. We operate in compliance with the U.S. Food and Drug Administration’s, or “FDA’s,” current Good Manufacturing Practices, or “cGMP.” Our Fine Chemicals segment focuses on high growth markets where our technology position, combined with our chemical process and development and engineering expertise, leads to strong customer allegiances and limited competition.

We have distinctive competencies and specialized engineering capabilities in chiral separation, highly potent/cytotoxic compounds and energetic and nucleoside chemistries and have invested significant resources in our facilities and technology base. We believe we are the U.S. leader in chiral compound production using the first commercial-scale simulated moving bed, or “SMB,” technology in the U.S. and own and operate two large-scale SMB machines, one of which is among the largest in the world operating under cGMP. SMB is utilized to produce compounds used in drugs treating central nervous system disorders. We believe our distinctive competency in handling energetic and toxic chemicals and our specialized high containment facilities provides us a significant competitive advantage in competing for 52 various opportunities associated with highly potent/cytotoxic compounds, such as drugs used for oncology. Due to our significant experience and specially engineered facilities, we are one of the few companies in the world with the capability to use energetic chemistry on a commercial-scale under cGMP. We use this capability in development and production of anti-viral drugs, including HIV-related and influenza- combating drugs.

We have established long-term, sole source and dual source contracts, which help provide us with earnings stability and visibility. In addition, the inherent nature of custom pharmaceutical fine chemical manufacturing encourages stable, long-term customer relationships. We work collaboratively with our customers to develop reliable, cost-effective, custom solutions. Once a customer establishes a production process with us, there are several potential barriers that discourage transferring the manufacturing method to an alternative supplier, including the following:

•	Alternative Supply May Not Be Readily Available. We are the sole source supplier on a majority of our fine chemicals products.

•	Regulatory Approval. Applications to and approvals from the FDA and other regulatory authorities generally require the chemical contractor to be named. Switching contractors may require additional regulatory approval and can take as long as 18 months.

•	Significant Financial Costs. Switching contractors can result in significant costs associated with technology transfer, process validation and re-filing with the FDA and other regulatory authorities.

We believe that growth in our pharmaceutical markets is being driven by the increase in HIV-related drugs, a robust development pipeline for anti-cancer drugs, most of which will utilize high-potency compounds, and the FDA requiring more of these drugs to be chirally pure.

Aerospace Equipment

Our Aerospace Equipment business segment is one of two North American manufacturers of monopropellant or bipropellant propulsion systems and thrusters for satellites and launch vehicles, and is one of the world’s major producers of bipropellant thrusters for satellites. Our products are utilized on various satellite and launch vehicle programs such as Space Systems/Loral’s 1300 series geostationary satellites.

The aerospace equipment market is expected to grow over the next several years. Growth areas include missile defense programs and the commercial satellite segment, which is expecting steady growth over the next four years as a result from broadband, HDTV and communications applications.

Other Businesses

Our Other Businesses segment includes the production of water treatment equipment, including equipment for odor control and disinfection of water, and real estate operations. In fiscal 2005, we completed the sale of all real estate assets that were targeted for sale and do not anticipate significant real estate sales activity in the future.

Our Strategy

With our competitive advantage of being the only manufacturer or one of a few manufacturers in industries with significant barriers to entry, our strong customer relationships, our special manufacturing capabilities, our significant revenue visibility through the long term contracts covering most of our products, our balanced portfolio of products and our experienced management team, we expect to grow our business focusing on the following strategies.

Leverage Our Leadership Positions within Existing Markets

We plan to continue leveraging our extensive technical and manufacturing expertise in order to maintain our leadership positions within our existing markets. We believe the characteristics of each of our segments, combined with our history of manufacturing excellence, can lead to a higher level of profitability than many other chemicals companies.

Specialty Chemicals.  We intend to maintain our established leadership in AP production through a continued focus on existing programs, as well as on the award of new programs utilizing AP. Current DOD production programs and the benefits associated with our recently amended long-term pricing agreement with

ATK provide us a level of stability regarding our AP revenues. In addition to these production programs, several DOD and NASA programs that would utilize solid rocket propellants are under consideration. Examples of potential opportunities include the completion and operation of the International Space Station, refurbishment of defense missile systems through programs such as the Minuteman III Propulsion Replacement Program, increased defense and commercial satellite launch activity and the long-term development of the Crew Exploration Vehicle, NASA’s proposed replacement for the Space Shuttle. We are well positioned to benefit from programs using solid rocket propellant, due to our status as the exclusive producer of AP in North America.

Fine Chemicals.  We are focused on building upon our core competencies in segments of the pharmaceutical market that are expected to generate strong, sustained growth, which we believe will provide us growth opportunities from our existing customers as well as select new customers. In addition to growing the sales of our existing products, we continue to pursue low-risk, cost-effective opportunities from partnering with our pharmaceutical and biotechnology customers to develop new products, applications, and end-markets for our fine chemicals compounds. We work very closely with these pharmaceutical and biotechnology companies in developing drugs in Phase I/II clinical trials. This allows us to introduce our technology into the process and generate revenue prior to commercialization of the end product. We are currently working with our ethical drug manufacturer customers on over 15 products that are being used in various stages of clinical trials (Phase I — III) and are focusing our R&D efforts to further increase the number of similar new business opportunities.

Aerospace Equipment.  We intend to continue to grow our revenues in this market through a focus on existing programs, as well as on the award of new programs in expected growth areas such as commercial satellites and missile defense. With our focus on advanced products and our low cost emphasis, we intend to increase our market share with the major satellite suppliers through our recently introduced Platinum-Rhodium 5 lbf thruster. In addition, we continue to pursue new market opportunities for our products in the satellite propulsion systems market. We also had a recent success in penetrating the National Missile Defense market with a contract award on the Low Cost Kill Vehicle program.

Preserve and Build Strong Customer Relationships

We plan to continue to build upon our existing customer relationships and develop select new customer relationships through our focus on technical expertise, manufacturing capabilities and customer service. Because of the custom nature of our products, we target customers with whom we can become a strategic partner. By focusing on a select customer base where we can provide value-added, technical expertise, we believe we are able to generate relationships in which our products and manufacturing know-how are imbedded within the final end-product. We believe this strategy has led to our portfolio of sole source and dual source contracts with significant barriers to entry and positions us to create additional business opportunities with existing customers.

Develop New Products and Technologies

We actively search for opportunities to apply our core competencies and technologies to develop new revenue generating activities. In addition to our internal research and product development activities and our strong relationships with our customers, we maintain collaborative research relationships with some of the leading science and engineering universities in the country. We believe that, in addition to capitalizing on opportunities in our core businesses, pursuing opportunities like these will result over the longer term in profitable growth as we leverage our technical expertise and existing asset base developed from our core product lines.

Pursue Growth Opportunities Organically and through Selective Acquisitions

We plan to selectively pursue expansion opportunities, thereby capitalizing on the expected growth within our core competencies. When evaluating capital investment opportunities, we focus on projects that are either supported by long-term contracts or improve our profitability under existing contracts through increased efficiency. With regard to potential long-term contracts which require us to make significant upfront capital investments, our goal is to recover all or most of such investment through the pricing of products over the life of the contract. We will also continue to evaluate select strategic acquisitions within our existing markets to complement our organic growth opportunities. Selective acquisitions enable us to gain manufacturing economies of scale, broaden our customer and product bases, and access complementary technologies.

Our Specialty Chemicals Segment

Perchlorate Chemicals

In March 1998, we acquired certain assets and rights of Kerr-McGee Chemical Corporation, or “Kerr-McGee,” related to its production of AP (the “Acquisition”). By virtue of the Acquisition, we became the sole commercial producer of Grade I AP in North America.

Market.  AP is the predominant oxidizing agent for solid fuel rockets, booster motors and missiles used in space exploration, commercial satellite transportation and national defense programs. A significant number of existing and planned launch vehicles providing access to space use solid fuel and thus depend, in part, upon AP. Many of the rockets and missiles used in national defense programs are also powered by solid fuel.

We have supplied AP for use in space and defense programs for over 40 years. Today, our principal space customers are Alliant Techsystems, Inc., or “ATK,” for the Minuteman Program, Space Shuttle Program and the Delta family of commercial rockets, and Aerojet for the Atlas family of commercial rockets. We also supply AP for use in a number of defense programs, including Navy Standard Missile, Patriot missile, and Multiple Launch Rocket System programs. We have supplied AP to various foreign defense programs and commercial space programs, although AP is subject to strict export license controls.

Since the 1990s, demand for perchlorate chemicals has been declining. The suspension of Space Shuttle missions after the Columbia disaster in February 2003 further reduced sales volume of our Grade I AP products.

We believe that over the next several years, overall demand for Grade I AP will be relatively level as compared to fiscal 2006 demand and largely driven by requirements for the Minuteman program which should provide a stable base for our Grade I AP revenues. Grade I AP demand could also be influenced if there is a substantial increase in Space Shuttle flights. However, it is our expectation that our customers’ Grade I AP inventories are currently sufficient to sustain nominal Space Shuttle activity for the next several years.

We have no ability to influence the demand for Grade I AP. In addition, demand for Grade I AP is program specific and dependent upon, among other things, governmental appropriations. Any decision to delay, reduce or cancel programs could have a significant adverse effect on our results of operations, cash flow and financial condition.

The U.S. has proposed a long-term human and robotic program to explore the solar system, starting with a return to the moon. This program will require the development of new space exploration vehicles that may likely stimulate the demand for Grade I AP. As a consequence of these new space initiatives, as well as other factors, including the completion and utilization of the International Space Station, or “ISS,” the long-term demand for Grade I AP may be driven by the timing of the retirement of the Space Shuttle fleet, the development of the new crew launch vehicle, or “CLV,” and the number of CLV launches, and the development and testing of the new heavy launch vehicle, or “HLV,” used to transport materials and supplies to the ISS and the moon, and the number of HLV launches.

We also produce and sell a number of other grades of AP and different types and grades of sodium and potassium perchlorates (collectively “other perchlorates”). Other perchlorates have a wide range of prices per pound, depending upon the type and grade of the product. Other perchlorates are used in a variety of applications, including munitions, explosives, propellants, and initiators. Some of these applications are in a development phase, and these initiatives may not be successful.

Customers.  Prospective purchasers of Grade I AP consist principally of contractors in programs of NASA and the DOD. The specialized nature of the activities of these contractors restricts competitive entry by others. Therefore, there are relatively few potential customers for Grade I AP, and individual Grade I AP customers account for a significant portion of our revenues. Prospective customers also include companies providing commercial satellite launch services and agencies of foreign governments and their contractors.

In 1997, we entered into an agreement, referred to as the “Thiokol Agreement,” with the Thiokol Propulsion Division of Alcoa, or “Thiokol,” with respect to the supply of AP. The Thiokol Agreement, as amended, provides that during its term, we will maintain ready and qualified capacity and Thiokol will make all of its AP purchases from us, subject to certain conditions. The agreement established a pricing matrix under which Grade I AP unit prices varied inversely with the quantity of Grade I AP sold by us annually to all of our customers between 8 million and 28 million pounds per year.

Also in 1997, we entered into an agreement with ATK to extend an existing agreement through the year 2008, referred to as the “Bacchus Agreement.” The agreement establishes prices for any Grade I AP purchased by ATK from us during the term of the agreement as extended. Under this agreement, ATK agrees to use its efforts to cause our Grade I AP to be qualified on all new and current programs served by ATK’s Bacchus Works.

During 2001, ATK acquired Thiokol. We have agreed with ATK that the individual agreements in place prior to ATK’s acquisition of Thiokol remain in place. All Thiokol programs existing at the time of the ATK acquisition (principally the Minuteman and Space Shuttle) continue to be priced under the Thiokol Agreement. All ATK programs (principally the Delta, Pegasus and Titan) are priced under the Bacchus Agreement.

During fiscal 2006, ATK’s Grade I AP purchase projections, in combination with the Grade I AP purchase projections of our other customers, fell below the volumes provided for under the Thiokol Agreement. Based on these expectations of lower volumes and certain other factors, we negotiated an amendment to the Thiokol Agreement to obtain fair and reasonable pricing for volumes less than those that were provided in the existing Thiokol Agreement. Effective April 5, 2006, we entered into Modification #3 to the Thiokol Agreement, referred to as the “Amendment.” The Amendment extends the term of the Thiokol Agreement from 2008 to 2013, supersedes and replaces the Bacchus Agreement for the purchase of AP after the end of its term in 2008, establishes AP pricing at annual volumes of AP ranging from 3 million to 20 million pounds, and indicates certain circumstances under which the parties may terminate the contract. Under the Amendment, Grade I AP unit prices are more favorable to us at lower volumes and vary inversely with the quantity of Grade I AP sold by us annually to all of our customers between 3 million and 20 million pounds per year. Additionally, prices escalate each year for all volumes covered under the Amendment.

ATK (including Thiokol) accounted for 18%, 50%, and 51% of our consolidated revenues during fiscal 2006, 2005 and 2004, respectively.

Manufacturing Capacity and Process.  Production of AP at our manufacturing facility in Iron County, Utah commenced in July 1989. Grade I AP produced at the facility and propellants incorporating such AP have qualified for use in all programs for which testing has been conducted, including the Space Shuttle, Titan, Minuteman, Multiple Launch Rocket System, and the Delta, Pegasus and Atlas programs.

Our perchlorate chemicals facility is designed to site particular components of the manufacturing process in discrete areas of the facility. It incorporates modern equipment and materials-handling systems designed, constructed and operated in accordance with the operating and safety requirements of our customers, insurance carriers and governmental authorities.

Perchlorate chemicals are manufactured by electrochemical processes using our proprietary technology. The principal raw materials used in the manufacture of AP (other than electricity) are salt, sodium chlorate, graphite, ammonia and hydrochloric acid. All of the raw materials used in the manufacturing process are available in commercial quantities.

Competition.  Upon consummation of the Acquisition of certain assets and rights of Kerr-McGee in 1998, we became the sole North American commercial producer of Grade I AP. We are aware of production capacity for perchlorate chemicals (including AP) in France, Japan and possibly China and Taiwan. Although we have limited information with respect to these facilities, we believe that these foreign producers operate lower volume, higher cost production facilities and are not approved as AP suppliers for NASA or DOD programs, which represent the majority of domestic AP demand. In addition, we believe that the rigorous and sometimes costly NASA and DOD program qualification processes, the strategic nature of such programs, the high cost of constructing a perchlorate chemicals facility, and our established relationships with key customers, constitute significant hurdles to entry for prospective competitors.

Sodium Azide

In July 1990, we entered into agreements with Dynamit Nobel A.G., or “Dynamit Nobel,” under which it licensed to us its technology and know-how for the production of sodium azide, the principal component of gas generators historically used in certain automotive airbag safety systems. Thereafter, commencing in 1992, we constructed a production facility for sodium azide adjacent to our perchlorate manufacturing facility, located in Iron County, Utah.

Market.  Over the last 35 years, a number of firms have made efforts to develop automotive airbag safety systems. The initial airbag systems widely used sodium azide as the propellant in combination with other materials. The airbag market thereby became the largest consumer of sodium azide. Subsequently, a number of other non-azide based bag inflator technologies have been commercialized. These newer inflator systems have gained substantial market share so that there has been a substantial decline in the demand for sodium azide. Based upon market information received from inflator manufacturers in the last year, we expect that sodium azide use for this application will continue to decline significantly and that bag inflators using sodium azide will be phased out over a period of approximately two to three years.

We have an on-going program to evaluate and potentially commercialize the use of sodium azide in non-airbag applications. Currently, sodium azide we make is sold for use as an intermediary in the manufacture of certain tetrazoles, pharmaceuticals, and other smaller niche markets.

The methyl bromide pesticide replacement market is one such potentially new application for sodium azide we manufacture. Methyl bromide has been a widely used pesticide to control insects, mites, rodents, weeds, and other pests in over 100 crops, however, it is being phased out globally due to its harmful effect on the stratospheric ozone layer. Historically, methyl bromide has been manufactured in large quantities by a number of companies and distributed widely around the world.

Our efforts to pursue sales of a sodium azide based pesticide resulted in an experimental product line called Soil Enhancement Product, or “SEP.” SEP 100 has undergone extensive field trials on a variety of applications, including turf, cut flowers, and food crops. The results of these efficacy evaluations have been promising.

Most of the development work for sodium azide based pesticides has been accomplished working with Auburn University and a series of patents and patent applications were exclusively licensed to us in exchange for R&D support and future royalties on sales, if any occur.

In June 2006, we entered into joint venture, license and supply agreements (collectively, the “Gowan Agreements”) with Gowan Company, LLC. The Gowan Agreements provide for:

•	The licensing to Gowan of our rights to intellectual property regarding azide-based pest management products, including the trademark SEPTM 100;

•	Joint investment and efforts to further develop and obtain regulatory registration of azide-based pest management products;

•	Our supply of the products to Gowan; and

•	Gowan’s exclusive marketing and sales of the products worldwide.

We believe that azide-based pest management products present a strategic long-term opportunity to diversify the commercial uses of our azide products. Through our Gowan Agreements, we intend to invest in further development, regulatory approval and marketing of these products over the next several years.

As of March 31, 2007, SEP100 was still under review by the U.S. EPA for approval as a pesticide in certain applications, initially non food use and then for food crop use. The EPA approval process has taken longer than expected. In fact, there is no assurance that EPA approval will be granted at all. Furthermore, there continues to be a variety of larger companies, including Dow Chemical and BASF, that are developing or have developed competing methyl bromide substitute products. Future sales of sodium azide based pesticides we manufacture, including SEP, if any, will depend on factors beyond our control, including market acceptance of a new chemical that is handled differently than methyl bromide.

Customers.  Historically, Autoliv ASP, Inc., or “Autoliv,” has been our primary customer for sodium azide for automotive airbag applications.

Competition.  We believe that current competing sodium azide production capacity includes at least one producer in Japan and at least three producers in India. Products that compete with sodium azide in the automotive airbag market include inert gas based compressed gas systems that utilize, for example, argon gas.

Halotron

Halotron is a series of halocarbon based clean fire extinguishing agents that incorporate both proprietary and patented blends of chemicals and hardware. Conventional fire extinguishing agents, such as those based on sodium bicarbonate, or “regular dry chemical,” and mono-ammonium phosphate, or “ABC dry chemical,” consist of finely divided solid powders. These agents leave a coating upon discharge that is typically costly to remove after a fire event. In contrast to dry chemical, the Halotron clean agents add value to the user since they are discharged either as a rapidly evaporating liquid or a gas that leaves no residue which minimizes or eliminates possible moderate or severe damage to valuable assets (such as electronic equipment, machinery, motors and most materials of construction).

Halotron was designed to replace severe ozone depleting halon 1211 and 1301, which are brominated CFC chemicals that were widely used worldwide as clean fire extinguishing agents. In 1987 the Montreal Protocol on Substances that Deplete the Ozone Layer was signed by more than 50 countries, including the U.S., and it stipulated restrictions on the production (which ended in developed countries at the end of 1993) and use of halons.

Halon 1211 is a streaming agent (where the agent is discharged manually toward a target) used in hand-held fire extinguishers. Halon 1301 is used extensively in pre-engineered and engineered fixed total flooding systems (where discharges are made automatically to “flood” a space to a pre-determined concentration within a confined space) of the type found, for example, in computer rooms and engine compartments. Both halon 1211 and 1301 are still used in the U.S. and elsewhere on a much more limited basis than in the periods prior to 1994.

The first commercialized Halotron clean agent is Halotron I. In 1993, Halotron I was approved by the U.S. EPA as a substitute for halon 1211. Our second commercialized clean agent is the hydrofluorocarbon, or “HFC,” based Halotron II. Halotron II was approved by the U.S. EPA as a halon 1301 substitute in certain applications.

Customers and Market.  Our largest Halotron customer is Amerex Corporation. Since 1998, Amerex has incorporated bulk Halotron I manufactured by us into a full line of Underwriters Laboratories Inc., or “UL,” listed portables, and since 2003, larger UL listed wheeled fire extinguishers.

The end-user market for clean fire extinguishing agents is generally divided into five application segments: (i) industrial; (ii) commercial; (iii) military; (iv) civil aviation; and (v) maritime. The industrial segment includes manufacturing plants, computer component clean rooms, and telecommunications facilities. The commercial segment includes workplace environments such as office buildings, wholesale and retail sales facilities, art galleries, warehouses, and computer rooms. The military segment includes the activities, including aircraft fire protection, of the armed services including the Navy and Air Force. The civil aviation segment includes airport flightlines, gates, on-board aircraft, and aircraft manufacturing. The maritime segment includes commercial vessels, yachts, and pleasure boats.

In June 1995, the Federal Aviation Administration, or “FAA,” approved Halotron I as an acceptable airport ramp fire fighting agent alternative to halon 1211 based on a rigorous test program conducted at Tyndall Air Force Base, Florida prior to that date. In 2002, subsequent to testing at the FAA and at UL, the FAA approved a Halotron I portable fire extinguisher that met FAA requirements for use on civilian commercial transport aircraft. As of March 31, 2007, more than 70 domestic U.S. airports have installed 460-500 lb. Halotron I systems on their aircraft rescue and fire fighting (ARFF) vehicles.

In 1992, we built, and to date maintain, the Southwest Regional Fire Training Center at our Cedar City, Utah facility and this Center serves as a valuable tool in the evaluation and improvement of the Halotron clean agents. This facility is capable of, and permitted for, full scale test fires with hydrocarbon fuels that range from the very small to large 400 square foot (37 m2) heptane steel pan fires that test a streaming agent’s capability. We also maintain a total flooding agent test chamber. We have utilized this unique facility as well as other tools to actively assist our customers in completing their UL listing process, which is a rigorous and time consuming set of tests to prove both fire fighting efficacy to a specified fire size as well as hardware durability and reliability over a range of conditions.

The first U.S. fire extinguisher manufacturer to complete the UL listing process for a series of Halotron I portables in 1996 was Buckeye Fire Equipment Company. Subsequently, we collaborated with Buckeye to add larger wheeled fire extinguishers to the Buckeye Halotron I line which occurred in 1999. In the period 1997-1999, we assisted Amerex, Badger Fire Protection, and Kidde to complete their own programs to list a series of UL listed Halotron I portables. In 2003, Amerex entered the Halotron I wheeled unit market with two UL listed units. At March 31, 2007, the Buckeye and Amerex UL listed Halotron I wheeled units are the only halocarbon (in kind) halon substitute listed agents in such hardware. UL listed Halotron I extinguishers range from class B rated 1.4 lbs (0.63 kg) to class ABC rated 150 lbs (68 kg). The aggregate distribution power of these four manufacturers is estimated to be at least 75% of the U.S. market distribution.

We also actively market Halotron I into foreign countries which include Indonesia, Brazil, Canada, Pakistan, the Philippines, and Singapore, among others. The primary market for Halotron II is Scandinavia.

Divisions of the U.S. military, including the Air Force and Navy, were historically, and still are, significant users of both halon 1211 and 1301 for key strategic programs, principally in aircraft rescue and fire fighting (ARFF) operations. In the 1992-1994 time frame, the military fire tested Halotron I along with other candidate halon 1211 replacement products. The test results for Halotron I were generally favorable. Essentially for economic reasons, the military has continued to use halon 1211 and 1301 for key programs relying upon halon in storage (the “halon bank”). Another extensive DOD wide halon 1211 replacement test program is planned for 2007.

Notwithstanding the fact that Halotron I has an excellent environmental profile, with an ozone depletion potential, or “ODP,” that is near zero, future potential users of clean agents may eventually require a product with an absolute zero ODP. In addition, all halon substitutes are regulated under the EPA Significant New Alternatives Policy, or “SNAP,” program mandated by the Clean Air Act Amendments of 1990. The regulations as well as interpretations thereof, change periodically. These regulations and interpretations thereof could conceivably affect the viability of the Halotron I agent in the future.

Competition.  As of March 31, 2007, there are limited use restrictions on halons in the U.S. There are more stringent restrictions, or even bans, however, in other countries, notably across the European Union, or “EU.” Despite this, recycled halon 1211 is a competitor to Halotron I. The other principal competitors in the conventional agent category (not clean agents) are dry chemical (mono ammonium phosphate) offered by all fire extinguisher manufacturers in the U.S. This agent is substantially less expensive than Halotron I. Carbon dioxide is a clean agent and competitor, however, it is much less effective than Halotron I. Water mist technology in portables is also a smaller competitor to Halotron I.

Clean agents compete based primarily on performance characteristics (including fire rating and throw range), toxicity, and price. The environmental and human health effects that are evaluated include ODP, global warming potential, or “GWP,” and toxicity. Competitors producing alternative clean agents are larger than us with significantly more financial resources.

The primary halocarbon based competitor to Halotron I is HFC-236fa (“FE36TM”), an HFC based product manufactured by DuPont Fluoroproducts. This product is sold in UL listed extinguishers by one major manufacturer in the U.S. Novec 1230TM is a clean agent product offered by 3M but as of March 31, 2007 is not offered in UL listed portables. FE36TM and Novec 1230TM are marketed as both streaming and total flooding clean agents. Chemtura (formerly Great Lakes Chemical prior to its merger with Crompton Corp), historically a significant producer of halon, sells the clean total flooding agent FM200TM and this product has established a large market share as a halon 1301 replacement over the last ten years. DuPont offers the exact same product under a different name (FE227TM time frame). Inert gas blends (based on argon and/or nitrogen) and water mist based systems also compete in the clean agent total flooding market.

Our Fine Chemicals Segment

In July 2005, we entered into an agreement to acquire, and on November 30, 2005, we completed the acquisition of the AFC business of GenCorp Inc. through the purchase of substantially all of the assets of Aerojet Fine Chemicals, LLC and the assumption of certain of its liabilities. The assets were acquired and liabilities assumed by our newly formed, wholly-owned subsidiary, AFC. AFC is a manufacturer of active pharmaceutical ingredients and registered intermediates under cGMP guidelines for customers in the pharmaceutical industry. Its facilities in California offer specialized engineering capabilities including high containment for high potency compounds, energetic and nucleoside chemistries, and chiral separation using the first commercial-scale SMB in the U.S.

The estimated total consideration for the AFC business acquisition is approximately $133.4 million. Each component of the consideration for the acquisition of the AFC business is discussed in more detail in Note 2 to our audited consolidated financial statements incorporated by reference elsewhere in this prospectus. We funded the acquisition of the AFC business with our credit facilities, a seller subordinated note, and existing cash (see Note 6 to our audited consolidated financial statements for the year ended September 30, 2006 incorporated by reference elsewhere in this prospectus).

AFC is a custom manufacturer of Active Pharmaceutical Ingredients, or “APIs,” and registered intermediates for commercial customers in the pharmaceutical industry. AFC generates nearly all of its sales from manufacturing chemical compounds that are proprietary to its customers. Most of the products AFC sells are used in existing drugs that are FDA approved and currently on the market. AFC is a pharmaceutical fine chemicals manufacturer that operates in compliance with cGMP. AFC has distinctive competencies in energetic chemistries, in production of highly potent/cytotoxic chemical compounds and in performing chiral separations.

Energetic and Nucleoside Chemistry.  Energetic chemistry offers a higher purity, high-yield route to producing certain chemical compounds. This is an important attribute since purity specifications for pharmaceutical products are extremely stringent. At present, numerous drugs currently on the market employ energetic chemistry platforms similar to those offered by AFC. Safe and reliable operation of a facility that practices energetic chemistry requires a great deal of expertise and experience. AFC is one of a few companies in the world with the experience, facilities and the know-how to use energetic chemistry on a commercial-scale under cGMP. The majority of this growth has resulted from the increase of HIV-related drugs. For fiscal 2006 (on a pro forma basis to include October and November of 2005), approximately 72% of AFC sales were derived from products that involved energetic and nucleoside chemistry.

High-Potency/Cytotoxic Chemical Compounds.  We believe that high-potency chemical compounds are a growing segment of the pharmaceutical fine chemicals industry. High-potency compounds are toxic by nature, thus extremely hazardous to handle and produce. The manufacture of high-potency chemical compounds requires high-containment manufacturing facilities and a high degree of expertise to ensure safe and reliable production. AFC has the expertise and experience to design processes and facilities to minimize and control potential exposure. The most common high-potency compounds are used for oncology. We believe that there are a large number of anti-cancer drugs in the drug development pipeline and most utilize high-potency chemical compounds.

There is currently limited competition in the market for manufacturing high-potency chemical compounds, as it requires a high level of expertise to safely and effectively manufacture these chemicals at commercial scale The need for such expertise has discouraged many firms from entering this market. Entry into this market also requires a capital investment for specialized facilities if the market entrant does not already have access to such facilities. For fiscal 2006 (on a pro forma basis to include October and November of 2005), approximately 16% of AFC sales were derived from sales of high-potency compounds.

Chiral Compounds.  Many chemicals used in pharmaceutical industry are chiral in nature. Chiral chemicals exist in two different forms, or “enantiomers,” which are mirror images of each other (an analogy is the human hand where one hand is the mirror image of the other). The different enantiomers can have very different properties, including efficacy as a drug substance. As a result, the FDA encourages pharmaceutical companies to separate the enantiomers of a new drug and study their respective biological activities through clinical trials. If they are found to be different and especially if one is found to cause side effects, then the FDA approval may require that the desired enantiomer be chirally pure (i.e., separated from its counterpart). Several techniques are available to achieve this chiral purity. The desired single enantiomer can be isolated from the other one by techniques such as chromatography or it can be produced by more conventional means (i.e., chemical reactions) such as asymmetric synthesis.

Simulated Moving Bed, or “SMB,” is a continuous separation technique based on the principle of chromatography. SMB technology was developed in the early 1960s for the petroleum industry and was applied to pharmaceutical manufacturing in the 1990s. Since SMB is a technique for separating binary mixtures, it is ideally suited for the separation of enantiomers. Use of SMB is expanding and SMB has been successfully used, and approved by the FDA, for the preparation of chirally-pure drugs. SMB technology allows the separation of two enantiomers with high purity and in high yield. In many cases, the use of SMB technology results in a reduction and a simplification of the synthesis resulting in an economic gain. Currently, the market for custom manufacturing using SMB technology is substantially covered by four companies: AFC at its California site, Groupe Novasep SAS through its subsidiary Finorga in France, Daicel Chemical Industries, Ltd. at its manufacturing site in Japan and Sigma Aldrich through its subsidiary SAFC in Ireland. For fiscal 2006 (on a pro forma basis to include October and November of 2005), approximately 12% of AFC sales were derived from products that rely on SMB technology.

The pharmaceutical ingredients that AFC manufactures are used by its customers in drugs with indications in three primary areas: anti-viral, oncology, and central nervous system (CNS).

Customers and Markets.  AFC has established long-term relationships with key customers, the specific identity of which is contractually restricted as confidential. AFC had one customer that accounted for 28% of our consolidated revenues for fiscal 2006. Its current customers include both multi-national pharmaceutical companies and emerging biopharmaceutical companies. The top five customers of AFC accounted for approximately 97% of its revenues in its fiscal 2006. AFC maintains multiyear manufacturing agreements with several large pharmaceutical and several biopharmaceutical companies for annual supply of products which helps provide AFC with earnings stability. In addition, the inherent nature of custom pharmaceutical fine chemical manufacturing encourages stable, long-term customer relationships. We work collaboratively with our customers to develop reliable, cost-effective, custom solutions. Once a customer establishes a production process with AFC, there are several potential barriers that discourage transferring the manufacturing method to an alternative supplier, including the following:

•	Alternative Supply May Not Be Available. AFC is currently the sole-source supplier of a number of oncology products that involve handling highly toxic compounds.

•	Regulatory Approval. Applications to and approvals from the FDA and other regulatory authorities generally require the chemical contractor to be named. Switching contractors requires additional regulatory approval and can take as long as 18 months.

•	Significant Financial Costs. Switching contractors can result in significant costs associated with technology transfer, process validation and re-filing with the FDA and other regulatory authorities.

Competition.  The pharmaceutical fine chemicals industry is fragmented. Pharmaceutical fine chemical manufacturers generally compete based on their breadth of technology base, R&D and chemical expertise, flexibility and scheduling of manufacturing capabilities, safety record, regulatory compliance history and price.

To compete successfully in the pharmaceutical fine chemical manufacturing business, we believe that manufacturers must have a broad base of core technologies, world-class manufacturing capabilities and the ability to deliver products at competitive prices. They must also augment their capabilities with a complete line of complementary services, including process development and process improvement (from initial synthesis of a new drug candidate through market launch). As new projects and products have become increasingly complex and incorporate more challenging timelines, greater importance is being placed on the development of strong customer-supplier relationships.

Raw Materials.  In fiscal 2006, raw material costs (including solvents and custom chemicals) and waste costs constituted approximately 27% of AFC sales. AFC maintains supply contracts with a small number of well-established bulk commodity chemical manufacturers and distributors. Although the contracts do not hedge against price increases, they do ensure a consistent supply of high-quality commodity chemicals. In addition, for chemicals that are not considered commodities or otherwise readily available in bulk form, AFC has supply agreements with multiple sources to ensure a constant and reliable supply of these chemicals. However, some customers require AFC to purchase only from the supplier designated by the customer. In at least one instance where a chemical is a key ingredient to a process and is only available from one or a very small number of suppliers, AFC itself is an alternative supply source and can manufacture the chemical in-house if necessary.

Our Aerospace Equipment Segment

On October 1, 2004 we acquired the former Atlantic Research Corporation in-space propulsion business from Aerojet. This acquisition provides us with a leading supplier of commercial and military propulsion products and one of the world’s largest producer of bipropellant thrusters. We renamed the acquired business Ampac-ISP, or “ISP.” We believe that ISP will be able to develop new high value-added propulsion products.

Customers and Market.  ISP is a leading supplier of propulsion products to the commercial and government satellite and launch vehicle market. ISP strives to develop products to meet our customers needs in the future. These needs can vary from high performance high cost items to lower performance inexpensive products. Some customers order thrusters and some order complete systems. Our customer base is primarily U.S. based with a few customers in Europe and Japan. Over the last few years our customer list has increased significantly opening doors to additional business.

Competition.  The U.S. suppliers for monopropellant and bipropellant thrusters is highly concentrated with ISP and GenCorp being the prime competitors for commercial, civil and defense customers in the U.S. Foreign suppliers of in-space propulsion thrusters are not significant competitors in the U.S. The foreign competitors provide a significant amount of competition for European opportunities. The primary competitors are EADS Astrium (formerly DASA), Rafael in Israel, IHI in Japan and smaller competitors in Eastern Europe. The dollar value against the Euro and Yen currently provides ISP with a competitive edge against competitors in Europe and Japan. The large installed capital base and heritage provide a significant barrier to entry into this market.

Our Other Businesses Segment

Water Treatment Equipment

Our PEPCON Systemstm division designs, manufactures and services equipment used to purify air or water in municipal, industrial and power generation applications. The systems are based on an electrochemical process to produce disinfection chemicals and are marketed under the ChlorMastertm and Odormastertm names. Disinfection chemicals are used by: (i) municipalities and sewage plants for the disinfection of drinking water, effluent and waste water; (ii) power plants, desalination plants, chemical plants and on-shore/off-shore crude oil facilities for the control of marine growth in seawater used in cooling water circuits; and (iii) composting plants for the deodorizing of malodorous compounds in contaminated air.

At the heart of these systems is a proprietary bi-polar electrochemical cell which uses brine or seawater to produce the necessary chemicals. For drinking water applications, these cells are supplied with a certification from the National Sanitation Foundation, or “NSF®.”

Our systems are marketed domestically by independent sales representatives and overseas by sales representatives and licensees. We also receive a significant amount of direct sales leads as a result of advertising and through attendance at key trade shows.

We compete with companies that utilize other technologies and those that utilize technologies similar to ours. Most of these companies are substantially larger than we are. Our success depends principally upon our ability to be cost competitive and, at the same time, to provide a quality product. A significant portion of our water treatment equipment sales are to overseas customers, specifically in the Middle and Far East.

Real Estate

Our real estate operations have been in a wind-down phase over the last several years. In fiscal 2005 we completed the sale of all our Nevada real estate assets that were targeted for sale. We did not have material sales of real estate in fiscal 2006 and we do not expect to have such sales in the future.

Regulatory Compliance

Federal Acquisition Regulation

As a supplier to U.S. government projects, we have been and may be subject to audit and/or review by the government of the negotiation and performance of, and of the accounting and general practice relating to, government contracts. Most of our contracts for the sale of AP are in whole or in part subject to the commercial sections of the Federal Acquisition Regulations. Our AP pricing practices have been and may be reviewed by our customers and by certain government agencies.

FDA and Similar Regulatory Agencies

AFC produces pharmaceutical chemicals in accordance with cGMP. Its facilities are designed and operated to satisfy regulatory agencies such as FDA, European Medicines Agency (EMA), and Japan’s Pharmaceutical and Medical Devices Agency (“PMDA”). Its regulatory status is maintained via comprehensive 21 CFR Parts 210 and 211 compliant quality systems. Regulatory authorities mandate, by law, the use of cGMP throughout the production of APIs and registered intermediates. cGMP guidelines cover a broad range of quality systems including manufacturing and laboratory activities, quality control and assurance, facilities, equipment and materials management, production and in-process controls, storage and distribution, laboratory control, validation and change control, as well as the documentation and maintenance of records for each. All of these functions have a series of critical activities associated with them. In addition, manufacturing equipment, scientific instruments and software must be qualified, validated and their use documented.

Environmental Matters

Our operations are subject to extensive federal, state and local regulations governing, among other things, emissions to air, discharges to water and waste management. We believe that we are currently in compliance in all material respects with all applicable environmental, safety and health requirements and, subject to the matters discussed below, we do not anticipate any material adverse effects from existing or known future requirements. To meet changing licensing and regulatory standards, we may be required to make additional significant site or operational modifications, potentially involving substantial expenditures or the reduction or suspension of certain operations. In addition, the operation of our manufacturing plants entails risk of adverse environmental and health effects (not covered by insurance) and material costs or liabilities may be incurred to rectify any future occurrences related to environmental or health matters.

Review of Perchlorate Toxicity by the EPA.  Perchlorate, or the “anion,” is not currently included in the list of hazardous substances compiled by the EPA, but it is on the EPA’s Contaminant Candidate List. The EPA has conducted a risk assessment relating to perchlorate, two drafts of which were subject to formal peer reviews held in 1999 and 2002. Following the 2002 peer review, the EPA perchlorate risk assessment together with other perchlorate related science was reviewed by the National Academy of Sciences, or “NAS.” This NAS report was released on January 11, 2005. The recommendations contained in this NAS report indicate that human health is protected in drinking water at a level of 24.5 parts per billion, or “ppb.” Certain states have also conducted risk assessments and have set preliminary levels from 1 — 14 ppb. The EPA has established a reference dose for perchlorate of .0007 mg/kg/day which is equal to a Drinking Water Equivalent Level, or “DWEL,” of 24.5 ppb. A decision as to whether or not to establish a Maximum Contaminate Level, or “MCL,” is pending. The outcome of these federal EPA actions, as well as any similar state regulatory action, will influence the number, if any, of potential sites that may be subject to remediation action which, in turn, could cause us to incur material costs.

Perchlorate Remediation Project in Henderson, Nevada.  We commercially manufactured perchlorate chemicals at the Ampac Henderson Site from 1958 until the facility was destroyed in May 1988, after which we relocated our production to a new facility in Iron County, Utah. Kerr-McGee also operated a perchlorate production facility in Henderson, Nevada, or the “Kerr-McGee Henderson Site,” from 1967 to 1998. Between 1956 to 1967, American Potash operated a perchlorate production facility at the same site. For many years prior to 1956, other entities also manufactured perchlorate chemicals at that site. In 1998, Kerr-McGee Chemical LLC became the operating entity and it ceased the production of perchlorate at the Kerr-McGee Henderson Site. Thereafter, it continued to produce other chemicals at this site until it was recently sold. As a result of a longer production history at Henderson, Kerr-McGee and its predecessor operations have manufactured significantly greater amounts of perchlorate over time than we did at the Ampac Henderson Site.

In 1997, the SNWA detected trace amounts of the perchlorate anion in Lake Mead and the Las Vegas Wash. Lake Mead is a source of drinking water for Southern Nevada and areas of Southern California. The Las Vegas Wash flows into Lake Mead from the Las Vegas valley.

In response to this discovery by SNWA, and at the request of the Nevada Division of Environmental Protection, or “NDEP,” we engaged in an investigation of groundwater near the Ampac Henderson site and down gradient toward the Las Vegas Wash. That investigation and related characterization which lasted more than six years, employed experts in the field of hydrogeology. This investigation concluded that, although there is perchlorate in the groundwater in the vicinity of the Ampac Henderson Site up to 700 ppm, perchlorate from this site does not materially impact, if at all, water flowing in the Las Vegas Wash toward Lake Mead. It has been well established, however, by data generated by SNWA and NDEP, that perchlorate from the Kerr-McGee Henderson Site did materially impact the Las Vegas Wash and Lake Mead. Kerr McGee’s successor, Tronox LLC, operates an ex situ perchlorate groundwater remediation facility at their Henderson site and this facility has had a significant effect on the load of perchlorate entering Lake Mead over the last 5 years. Recent measurements of perchlorate in Lake Mead made by SNWA have been less than 10 ppb.

Notwithstanding these facts, and at the direction of NDEP and the EPA, we conducted an investigation of remediation technologies for perchlorate in groundwater with the intention of remediating groundwater near the Ampac Henderson Site. The technology that was chosen as most efficient and appropriate is in situ bioremediation, or “ISB.” The technology reduces perchlorate in the groundwater by precise addition of an appropriate carbon source to the groundwater itself while it is still in the ground (as opposed to an above ground, more conventional, ex situ process). This induces naturally occurring organisms in the groundwater to reduce the perchlorate among other oxygen containing compounds.

In 2002, we conducted a pilot test in the field of the ISB technology and it was successful. On the basis of the successful test and other evaluations, in fiscal 2005 we submitted a work plan to NDEP for the construction of a Leading Edge Remediation Facility, or “Athens System,” near the Ampac Henderson Site. The conditional approval of the work plan by NDEP in our third quarter of fiscal 2005 allowed us to generate estimated costs for the installation and operation of the Leading Edge and Source Remediation Facilities that will address perchlorate from the Ampac Henderson Site. We commenced construction of the Athens System in July 2005. In June 2006, we began operations of an interim Athens System that is, as of July 2006, reducing perchlorate concentrations in system extracted groundwater in Henderson. The permanent Athens System plant began operation in December 2006. The permanent facility will increase remediation capacity over the temporary facility.

Henderson Site Environmental Remediation Reserve.  During our fiscal 2005 third quarter, we recorded a charge for $22.4 million, representing our estimate of the probable costs of our remediation efforts at the Ampac Henderson Site, including the costs for equipment, operating and maintenance costs, and consultants. Key factors in determining the total estimated cost include an estimate of the speed of groundwater entering the treatment area, which was then used to estimate a project life of 45 years, as well as estimates for capital expenditures and annual operating and maintenance costs. During our fiscal 2006, we increased our total cost estimate for the construction phase by $3.6 million due primarily to changes in the engineering designs, delays in receiving permits and the resulting extension of construction time. As of March 31, 2007, we had established reserves of approximately $16.1 million, which we believe to be sufficient to cover our estimated environmental liabilities at that time. The project consists of two primary phases; the initial construction of the remediation equipment and the operating and maintenance phase. We commenced the construction phase in late fiscal 2005, completed an interim system in June 2006, and completed the permanent facility in December 2006. During our fiscal 2006, we increased our total cost estimate for the construction phase by $3.6 million due primarily to changes in the engineering designs, delays in receiving permits and the resulting extension of construction time. These estimates are based on information currently available to us and may be subject to material adjustment upward or downward in future periods as new facts or circumstances may indicate.

DTSC Matters

The California Department of Toxic Substances Control, or “DTSC,” contends that the AFC business’ neutralization or stabilization of several liquid stream processes within a closed loop manufacturing system constitutes treatment of a hazardous waste without the required authorizations from DTSC. We disagree. On September 2, 2005, the DTSC Inspector issued an Inspection Report relevant to the DTSC’s June 2004 inspection of the AFC business’ facility. The inspection report concluded that the referenced activities constitute treatment of hazardous waste and directed Aerojet Fine Chemicals to submit an application for a permit modification to treat hazardous waste.

On November 28, 2005, AFC and DTSC entered into a Consent Agreement, or the “Consent Agreement,” which, effective upon close of the sale of the AFC business to us, authorizes AFC to continue operations for up to two years while the parties resolve whether the manufacturing processes are exempt from regulation by the DTSC. The Consent Agreement is deemed a full settlement of the DTSC Allegations and any other violations that could have been brought against AFC based upon information known to DTSC on the date of the Consent Agreement.

In September 2006, the Governor of California signed AB 2155 which specifically exempts the manufacturing operations described in the Consent Agreement from DTSC’s hazardous waste permitting requirements. The exemption for these operations took affect on January 1, 2007.

Other AFC Environmental Matters

AFC’s facility is located on land leased from Aerojet. The leased land is part of a tract of land owned by Aerojet designated as a “Superfund Site” under the Comprehensive Environmental Response, Compensation and Liability Act, or “CERCLA.” The tract of land had been used by Aerojet and affiliated companies to manufacture and test rockets and related equipment since the 1950s. Although the chemicals identified as contaminants on the leased land were not used by Aerojet Fine Chemicals as part of its operations, CERCLA, among other things, provides for joint and severable liability for environmental liabilities including, for example, the environmental remediation expenses.

As part of the agreement to sell the AFC business, an Environmental Indemnity Agreement was entered into whereby GenCorp agreed to indemnify us against any and all environmental costs and liabilities arising out of or resulting from any violation of environmental law prior to the effective date of the sale, or any release of hazardous substances by the AFC business, Aerojet or GenCorp on the premises or Aerojet’s Sacramento site prior to the effective date of the sale.

On November 29, 2005, EPA Region IX provided us with a letter indicating that the EPA does not intend to pursue any clean up or enforcement actions under CERCLA against future lessees of the Aerojet Fine Chemicals property for existing contamination, provided that the lessees do not contribute to or do not exacerbate existing contamination on or under the Aerojet Superfund site.

It is our policy to conduct our businesses with a high regard for the safety of our personnel and for the preservation and protection of the environment. We devote significant resources and management attention to complying with environmental and safety laws and regulations. In view of our production and handling of specialty chemicals, such operations are regulated and monitored by governmental agencies (i.e., OSHA, the EPA and other regulatory agencies). Accordingly, from time to time, we have been subject to compliance orders, including civil penalties, imposed by such regulatory agencies.

Properties

The following table sets forth certain information regarding our properties at March 31, 2007:

		Approximate
		Area or		Approximate
Location	Principal Use	Floor Space	Status	Annual Rent

(a) Iron County, UT	Perchlorate and Water Treatment Equipment Manufacturing Facility	217 Acres	Owned	N/A
(b) Iron County, UT	Sodium Azide Manufacturing Facility	41 Acres	Owned	N/A
(c) Iron County, UT	Halotron Manufacturing Facility	6,720 sq. ft.	Owned	N/A
(d) Las Vegas, NV	Executive Offices	22,262 sq. ft.	Leased	$500,000
(e) Henderson, NV	Groundwater Remediation Site	1.75 Acres	Leased	$20,000
(f) Niagara Falls, NY	Aerospace Equipment Manufacturing Facility	81,425 sq. ft.	Leased	$165,000
(g) Westcott, Buckinghamshire, UK	Aerospace Equipment Manufacturing Facility	65 Acres	Leased	$320,000
(h) Rancho Cordova, CA	Fine Chemicals Manufacturing Facility	240 Acres	Leased	$10,000

(a)	This facility is shared by the Specialty Chemicals segment and our Other Businesses segment for the production of perchlorate products and water treatment equipment. Presently, this facility has significant remaining capacity.

(b)	This facility is used by the Specialty Chemicals segment for the production of sodium azide. Presently, this facility has significant remaining capacity.

(c)	This facility is used by the Specialty Chemicals segment for the production of Halotron. Presently, this facility has significant remaining capacity.

(d)	These facilities are leased from 3770 Howard Hughes Parkway Associates-Limited Partnership for an initial term of 10 years, which began on March 1, 1991, and has been extended through February 2009.

Approximately 16% of this space is currently sublet at an annual rent of approximately $98,000.

(e)	This facility is used for our groundwater remediation activities.

(f)	This facility is used for the design, manufacture and test of our Aerospace Equipment segment products. Presently, this facility has adequate capacity available to support its operations and expand, as may be required, through the addition of multiple labor shifts.

(g)	This facility is used for the design, manufacture and test of our Aerospace Equipment segment products. Presently, this facility has significant remaining capacity.

(h)	This facility is used by the Fine Chemicals segment for the production of active pharmaceutical ingredients and registered intermediates. Presently, this facility is at near capacity.

We consider our facilities to be adequate for our present needs and suitable for their current use.

Backlog

Backlog includes amounts for which a purchase order has been received by a commercial customer and government contracts for which funding is contractually obligated by our customers. As of September 30, 2006, our Fine Chemicals segment’s backlog was approximately $100.0 million and our Aerospace Equipment segment’s backlog was approximately $14.0 million. Backlog is not a meaningful measure for our other business segments.

Intellectual Property

Most of our intellectual properties are trade secrets and know-how. We also own the following registered U.S. trademarks and service marks: Halotron®, SEPtm, OdorMaster®, ChlorMaster® PEPCON®, Exceeding Customer Expectations®, and Polyfox®. In addition, we have various foreign registrations for Halotron.

We maintain U.S. and broad international trademark rights to the “Halotron” name. The widespread use and name recognition of “Halotron” has given other foreign companies that do not follow the trademark laws, motive to use the name without our authorization for products that we did not manufacture. This has occurred in several instances. Accordingly, we have found it necessary to protect those rights through litigation and other means. One such case is in Sweden where we filed and prevailed on a trademark infringement case in 2001 (American Pacific v. Bejaro Brandskyddsföretaget AB). It is now entering the damages phase. The extent of damages payable to us, and the timing of collection, if any, is unknown at this time.

In addition, we have several U.S. and foreign patents and patent applications outstanding related to Halotron products. We are also continually looking for, and actively evaluating, other fire protection related product opportunities. Pursuant to this, we have licensed patent rights from other entities.

Raw Materials and Manufacturing Costs

The principal elements comprising our cost of sales are raw materials, component parts, electric power, direct labor, manufacturing overhead (purchasing, receiving, inspection, warehousing, and facilities), depreciation and amortization. The major raw materials used in our production processes are graphite, sodium chlorate, ammonia, hydrochloric acid, sodium metal, nitrous oxide and HCFC-123. Our operations consume a significant amount of power (electricity and natural gas); the pricing of these power costs can be volatile.

Significant increases in the cost of raw materials or component parts may have an adverse impact on margins if we are unable to pass along such increases to our customers.

All the raw materials used in our manufacturing processes typically are available in commercial quantities. A substantial portion of the total cash costs of operating our specialty and fine chemical plants, consisting mostly of labor and overhead, are largely fixed in nature.

Quarterly Fluctuations in Revenue

Although our operating results have not been subject to seasonal fluctuations, they have been and are expected to continue to be subject to variations from quarter to quarter and year to year due to the following factors, among others:

•	as discussed in Note 11 to our audited consolidated financial statements for the fiscal year ended September 30, 2006, incorporated by reference elsewhere in this prospectus, we may incur material legal and other costs associated with environmental remediation, litigation and other contingencies;

•	the volume and timing of sales in the future is uncertain;

•	certain products in our Fine Chemicals segment require multiple quarters to produce;

•	the results of periodic reviews for impairments of long-lived assets; and

•	the ability to pass on increases in raw material costs to our customers.

Government Contracts Subject to Termination

U.S. government contracts are dependent on the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal year basis even though contract performance may take more than one year. As a result, at the outset of a major program, the contract is usually incrementally funded, and additional monies are normally committed to the contract by the procuring agency only as Congress makes appropriations for future fiscal years. In addition, most U.S. government contracts are subject to modification if funding is changed. Any failure by Congress to appropriate additional funds to any program in which we or our customers participate, or any contract modification as a result of funding changes, could materially delay or terminate the program for us or for our customers. Since our significant customers in our Specialty Chemicals and Aerospace Equipment segments are mainly U.S. government contractors subject to this yearly Congressional appropriations process, their purchase of our products are also dependent on their U.S. government contracts not being materially curtailed. In addition, we are subject to the risk that the U.S. government may terminate its contracts with its suppliers, either for its convenience or in the event of a default by the contractor. Furthermore, since our significant customers are U.S. government contractors, they may cease purchasing our products if their contracts are terminated, which may have a material adverse effect on our operating results, financial condition or cash flow.

Insurance

Our policy is to obtain liability and property insurance coverage that is currently available at what management determines to be a fair and reasonable price. We maintain public liability and property insurance coverage at amounts that management believes are sufficient to meet our anticipated needs in light of historical experience to cover future litigation and claims. There is no assurance, however, that we will not incur losses beyond the limits of, or outside the coverage of our insurance.

Legal Proceedings

We are from time to time subject to claims and lawsuits. Although it is not possible to predict or determine the outcome of legal actions brought against us or the ultimate cost of these actions, we believe the costs associated with all such actions in the aggregate will not have a material adverse effect on our consolidated financial position, cash flows or results of operations.

Employees

At March 31, 2007, we employed approximately 512 persons in executive, administrative, sales and manufacturing capacities. We consider our relationships with our employees to be satisfactory. At March 31, 2007, 152 employees of our Fine Chemicals segment were covered by collective bargaining or similar agreements which expire in June 2010.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of provisions relating to our outstanding material indebtedness, other than the outstanding notes:

Amended and Restated Senior Secured Credit Facility

As part of the transaction for the offering of the outstanding notes, Wachovia Bank, National Association and the other lenders of the First Lien Credit Facility agreed to restructure the First Lien Credit Facility to provide a secured revolving credit facility of up to $20.0 million, or the “Revolver Credit Facility.” The Revolver Credit Facility is by and among us, certain of our direct and indirect subsidiaries as guarantors, the lenders from time to time party thereto, Wachovia Bank, National Association, as administrative agent and Bank of America, N.A., as syndication agent. The Revolver Credit Facility provides for a revolving credit line in an aggregate principal amount of up to $20.0 million at any time outstanding, which includes a letter of credit sub-facility in the aggregate principal amount of up to $5.0 million and a swing-line sub-facility in the aggregate principal amount of up to $3.0 million. The initial scheduled maturity of the revolving credit line is February 2012. The revolving credit line may be increased by an additional amount of up to $20.0 million.

We may prepay and terminate the Revolver Credit Facility at any time. The above prepayments are separate from the events of default and any related acceleration described below.

The interest rates per annum applicable to loans under the Revolver Credit Facility are, at our option, the Alternate Base Rate (as defined in the Revolver Credit Facility) or LIBOR Rate (as defined in the Revolver Credit Facility) plus, in each case, an applicable margin. Under the Revolver Credit Facility such margin is tied to our Total Leverage Ratio (as defined in the Revolver Credit Facility). In addition, we are required to pay to the lenders under the revolving credit facility under the Revolver Credit Facility (i) a commitment fee in an amount equal to the applicable percentage per annum on the average daily unused amount of the revolving commitments and (ii) other fees related to the issuance and maintenance of the letters of credit issued pursuant to the letters of credit sub-facility. Additionally, we are required to pay to the agent of the Revolver Credit Facility certain agency fees under this facility.

Our domestic subsidiaries (including any future direct or indirect subsidiaries that may be created or acquired by us), with certain exceptions as set forth in the Revolver Credit Facility, currently and will guarantee our obligations under this facility. Additionally, we and such domestic subsidiaries currently and will grant liens on our assets in favor of a collateral agent for the benefit of the lenders under the Revolver Credit Facility, including 65% of the voting stock and 100% of the non-voting stock of all of our first-tier foreign subsidiaries.

The Revolver Credit Facility includes certain negative covenants restricting or limiting the ability of the us and our subsidiaries to, among other things:

•	incur debt, incur contingent obligations and issue certain types of preferred stock;

•	create liens;

•	pay dividends, distributions or make other specified restricted payments;

•	make certain investments and acquisitions;

•	enter into certain transactions with affiliates;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with any other entity or sell, assign, transfer, lease, convey or otherwise dispose of assets.

Such restrictions are subject to usual and customary exceptions contained in credit agreements of this nature.

Financial covenants under the Revolver Credit Facility measure, on a quarterly basis, our Total Leverage Ratio and Interest Coverage Ratio, as such ratios will be defined in the Revolver Credit Facility. The Revolver Credit Facility also contains usual and customary events of default (subject to certain threshold amounts and grace periods). If an event of default occurs and is continuing, we may be required to repay the obligations under the Revolver Credit Facility prior to its stated maturity and the commitments under the Revolver Credit Facility may be terminated.

Letters of Credit

As of March 31, 2007, we had $2.3 million in outstanding standby letters of credit which mature through May 2012. These letters of credit principally secure performance of certain environmental protection equipment sold by us and payment of fees associated with the delivery of natural gas and power.

Interest Rate Swap Agreements

In May 2006, we entered into two interest rate swap agreements, expiring on June 30, 2008, for the purpose of hedging a portion of our exposure to changes in variable rate interest on our Credit Facilities. Under the terms of the swap agreements, we paid fixed rate interest and received variable rate interest based on a specific spread over three-month LIBOR. The differential to be paid or received was recorded as an adjustment to interest expense. The swap agreements do not qualify for hedge accounting treatment. We recorded an asset or liability for the fair value of the swap agreements, with the effect of marking these contracts to fair value being recorded as an adjustment to interest expense. The aggregate fair values of the swap agreements at September 30, 2006, which was recorded as other long-term liabilities, was $314,000. In connection with the refinancing of our Credit Facilities, we terminated our swap agreements at a cost of $268,000 which resulted in a gain of $46,000 that is recorded as a reduction of interest expense.

DESCRIPTION OF EXCHANGE NOTES

American Pacific Corporation issued the outstanding notes, and will issue the exchange notes (the “Notes”) under an indenture dated as of February 6, 2007 (the “Indenture”), among American Pacific Corporation, the Guarantors and Wells Fargo Bank, National Association (the “Trustee”). For purposes of this section of this prospectus, references to the “Company,” “we,” “us,” “our” or similar terms shall mean American Pacific Corporation without its subsidiaries.

The statements under this caption relating to the Indenture and the Notes are summaries and are not a complete description of the Indenture or the Notes, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture and those terms made a part of the Indenture by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The definitions of certain capitalized terms used in the following summary are set forth below under “— Certain Definitions.”

General

The Notes will mature on February 1, 2015. The initial offering of the Notes was for $110.0 million in aggregate principal amount. The Company may issue additional notes (the “Additional Notes”) under the Indenture, subject to the limitations described below under the covenant “Limitation on Incurrence of Debt.” The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes of the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Interest on the Notes will accrue at the rate of 9% per annum and will be payable semi-annually in cash in arrears on February 1 and August 1, commencing on August 1, 2007. The Company will make each interest payment to the holders of record of the Notes on the immediately preceding January 15 and July 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date with respect to the Notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company maintained for such purposes, which initially will be the corporate trust office of the Trustee; provided, however, that payment of interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register. The Notes will be issued only in fully registered form without coupons, in minimum denominations of $1,000 and integral multiples of $1,000 thereof. No service charge will be made for any registration of transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

Guarantees by Subsidiaries

The Notes will be guaranteed, on a full, joint and several basis, by the Guarantors (the “Note Guarantees”). The Note Guarantees will be senior unsecured obligations of each Guarantor and will rank equal with all existing and future senior Debt of such Guarantor and senior to all subordinated Debt of such Guarantor. The Note Guarantees will be effectively subordinated to any secured debt of such Guarantor to the extent of the assets securing such Debt.

The Indenture provides that the obligations of a Guarantor under its Note Guarantee will be limited to the maximum amount as will result in the obligations of such Guarantor under the Note Guarantee not to be deemed to constitute a fraudulent conveyance or fraudulent transfer under federal or state law.

All of our current and future Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants — Limitation on Creation of Unrestricted Subsidiaries,” any of our Subsidiaries may be designated as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture and will not guarantee the Notes. Claims of creditors of non-guarantor Subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those Subsidiaries, and claims of preferred stockholders (if any) of those Subsidiaries generally will have priority with respect to the assets and earnings of those Subsidiaries over the claims of creditors of the Company, including Holders of the Notes. In addition, any foreign Subsidiaries will not guarantee the Notes.

The Indenture provides that in the event of a sale or other transfer or disposition of all of the Capital Stock of any Guarantor to any Person that is not an Affiliate of the Company in compliance with the terms of the Indenture, or in the event all or substantially all the assets or Capital Stock of a Guarantor are sold or otherwise transferred, by way of merger, consolidation or otherwise, to a Person that is not an Affiliate of the Company in compliance with the terms of the Indenture, then such Guarantor (or the Person concurrently acquiring such assets of such Guarantor) shall be deemed automatically and unconditionally released and discharged of any obligations under its Note Guarantee, as evidenced by a supplemental indenture executed by the Company, the Guarantors and the Trustee, without any further action on the part of the Trustee or any Holder; provided that the Net Cash Proceeds of such sale or other disposition are applied in accordance with the “Limitation on Asset Sales” covenant.

Ranking

Ranking of the Notes

The Notes will be unsecured senior obligations of the Company. As a result, the Notes:

•	will rank pari passu in right of payment with all existing and future debt of the Company that is not expressly subordinated to the Notes;

•	will be effectively subordinated to any existing and future secured debt of the Company to the extent of the value of the collateral securing that debt;

•	will be effectively subordinated to the debt (including trade payables) of any non-Guarantor Subsidiaries; and

•	will rank senior in right of payment to any future subordinated debt of the Company.

Ranking of the Note Guarantees

Each Note Guarantee is an unsecured senior obligation of the Guarantor. As such, each Note Guarantee will:

•	rank pari passu in right of payment with all existing and future debt of that Guarantor that is not expressly subordinated to the Guarantee by that Guarantor;

•	will be effectively subordinated to any existing and future secured debt of that Guarantor to the extent of the value of the collateral securing that debt; and

•	will rank senior in right of payment to any future subordinated debt of that Guarantor.

As of March 31, 2007, after giving effect to the offering of the outstanding notes and the reduction of debt from the proceeds of the sale of our ownership interest in Energetic Systems, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Business Segments — Discontinued Operations,” American Pacific Corporation and the Guarantors had $0.7 million of secured debt outstanding (excluding $2.7 million of undrawn letters of credit issued under the Credit Agreement, all of which would be secured debt to the extent drawn). As of the Issue Date, our Credit Agreement will provide for a $20 million revolving line of credit which is secured by substantially all of the assets of the Company and the Guarantors. The Indenture permits us and the Guarantors to incur additional debt, a portion of which may be secured debt. See “Certain Covenants — Limitation on Incurrence of Debt.”

Sinking Fund

There are no mandatory sinking fund payment obligations with respect to the Notes.

Optional Redemption

The Notes are subject to redemption, at the option of the Company, in whole or in part, at any time on or after February 1, 2011, upon not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the 12-month period beginning February 1 of the years indicated:

Redemption
Year	Price

2011	104.50%
2012	102.25%
2013 and thereafter	100.00%

In addition, prior to February 1, 2011, the Company may redeem the Notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium, plus accrued and unpaid interest to the applicable redemption date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date).

In addition to the optional redemption of the Notes in accordance with the provisions of the preceding two paragraphs, prior to February 1, 2010, the Company may, with the net proceeds of one or more Qualified Equity Offerings, redeem up to 35% of the aggregate principal amount of the outstanding Notes at a redemption price equal to 109.00% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that at least 65% of the principal amount of Notes issued under the Indenture remains outstanding immediately after the occurrence of any such redemption (excluding Notes held by the Company or its Subsidiaries) and that any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering.

If less than all of the Notes are to be redeemed, the Trustee will select the Notes or portions thereof to be redeemed by lot, pro rata or by any other method the Trustee shall deem fair and appropriate.

No Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

The Company and its Subsidiaries may at any time, and from time to time, purchase Notes in the open market or otherwise, subject to compliance with applicable securities laws.

Change of Control

Upon the occurrence of a Change of Control, each Holder will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder’s Notes pursuant to a written offer (the “Change of Control Offer”) on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer to repurchase the Notes at a price in cash (the “Purchase Price”) equal to 101% of the principal amount tendered, together with accrued and unpaid interest, if any, to but not including the Purchase Date. Within 30 days following any Change of Control, the Company will send a Change of Control Offer by first class mail, postage prepaid, to each Holder at its address appearing in the security register on the date of the Change of Control Offer, containing all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Change of Control Offer, including:

(1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant “— Change of Control” and that all Notes (or portions thereof) timely tendered will be accepted for payment;

(2) the Purchase Price to be paid by the Company for each $1,000 principal amount of Notes;

(3) the expiration date (the “Expiration Date”) of the Change of Control Offer which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Change of Control Offer;

(4) a settlement date (the “Purchase Date”) for purchase of Notes within five business days after the Expiration Date, subject to any contrary requirements of applicable law;

(5) that, unless the Company defaults in making such purchase, any Note accepted for purchase pursuant to the Change of Control Offer will cease to accrue interest on and after the Purchase Date, but that any Note not tendered will continue to accrue interest at the same rate;

(6) that, on the Purchase Date, the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Change of Control Offer;

(7) that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount;

(8) the place or places where Notes are to be surrendered for tender pursuant to the Change of Control Offer, if applicable;

(9) that each Holder electing to tender a Note pursuant to the Change of Control Offer will be required to surrender such Note or cause such Note to be surrendered at the place or places set forth in the Change of Control Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

(10) that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its paying agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the Notes the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender; and

(11) if applicable, that, in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the Note so tendered.

The Company shall notify the Trustee at least 15 days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Change of Control Offer of the Company’s obligation to make a Change of Control Offer, and such offer may, at the Company’s request, be mailed by the Trustee in the name and at the expense of the Company.

For purposes of the foregoing, a Change of Control Offer shall be deemed to have been made if (i) within 30 days following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, the Company commences a Change of Control Offer to Holders of all outstanding Notes at the Purchase Price and (ii) all Notes properly tendered pursuant to the Change of Control Offer are purchased on the terms of such Change of Control Offer.

The phrase “all or substantially all,” as used in the definition of “Change of Control,” has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance how a court interpreting New York law would interpret such phrase. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Company to make a Change of Control Offer as described above.

The Change of Control provisions of the Indenture may not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of Change of Control. The definition of Change of Control may be amended or modified with the written consent of Holders of a majority in aggregate principal amount of outstanding Notes. See “—Amendment, Supplement and Waiver.”

The Company will be required to comply with the requirements of any applicable securities laws or regulations in connection with any repurchase of the Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (i) a third party makes such Change of Control Offer contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements of the Indenture and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (ii) a notice of redemption has been given pursuant to the Indenture as described above under the caption “— Optional Redemption.”

The Company’s ability to pay cash to the Holders of Notes upon a Change of Control may be limited by the Company’s then existing financial resources. Further, the agreements governing the Company’s other debt contain, and future agreements of the Company may contain, prohibitions of certain events, including events that would constitute a Change of Control. If the exercise by the Holders of Notes of their right to require the Company to repurchase the Notes upon a Change of Control occurred at the same time as a change of control event under one or more of the Company’s other debt agreements, the Company’s ability to pay cash to the Holders of Notes upon a repurchase may be further limited by the Company’s then existing financial resources. See “Risk Factors — Risks Related to the Notes and Our Indebtedness — We may not be able to finance a change of control offer required by the indenture governing the notes.”

Certain Covenants

Set forth below are certain covenants contained in the Indenture:

Limitation on Incurrence of Debt

The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Debt (including Acquired Debt); provided, the Company and the Guarantors may Incur Debt so long as, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, (a) the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries, determined on a pro forma basis as if any such Debt (including any other Debt being Incurred contemporaneously), and any other Debt Incurred since the beginning of the Four Quarter Period (other than any Debt Incurred under the revolving portion of a credit agreement), had been Incurred and the proceeds thereof had been applied at the beginning of the Four Quarter Period, and any other Debt repaid since the beginning of the Four Quarter Period had been repaid at the beginning of the Four Quarter Period, would be greater than 2.00:1 and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt.

If, during the Four Quarter Period or subsequent thereto and prior to the date of determination, the Company or any of its Restricted Subsidiaries shall have engaged in any Asset Sale or Asset Acquisition or shall have designated any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary, Consolidated Cash Flow Available for Fixed Charges and Consolidated Interest Expense for the Four Quarter Period shall be calculated on a pro forma basis giving effect to such Asset Sale or Asset Acquisition or designation, as the case may be, and the application of any proceeds therefrom as if such Asset Sale or Asset Acquisition or designation had occurred on the first day of the Four Quarter Period.

If the Debt which is the subject of a determination under this provision is Acquired Debt, or Debt Incurred in connection with the simultaneous acquisition of any Person, business, property or assets, or Debt of an Unrestricted Subsidiary being designated as a Restricted Subsidiary, then such ratio shall be determined by giving effect (on a pro forma basis, as if the transaction had occurred at the beginning of the Four Quarter Period) to the Incurrence of such Acquired Debt or such other Debt by the Company or any of its Restricted Subsidiaries and the inclusion, in Consolidated Cash Flow Available for Fixed Charges, of the Consolidated Cash Flow Available for Fixed Charges of the acquired Person, business, property or assets or redesignated Subsidiary.

Notwithstanding the first paragraph above, the Company and its Restricted Subsidiaries may Incur Permitted Debt.

For purposes of determining any particular amount of Debt under this “Limitation on Incurrence of Debt” covenant, Guarantees or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included. For the purposes of determining compliance with this “Limitation on Incurrence of Debt” covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt described above, including categories of Permitted Debt and under part (a) in the first paragraph of this “Limitation on Incurrence of Debt” covenant, the Company, in its sole discretion, may classify, and from time to time may reclassify, all or any portion of such item of Debt.

The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Debt in the form of additional Debt or payment of dividends on Capital Stock in the form of additional shares of Capital Stock with the same terms will not be deemed to be an Incurrence of Debt or issuance of Capital Stock for purposes of this covenant.

The Company and any Guarantor will not Incur any Debt that pursuant to its terms is subordinate or junior in right of payment to any Debt unless such Debt is subordinated in right of payment to the Notes and the Note Guarantees to the same extent; provided that Debt will not be considered subordinate or junior in right of payment to any other Debt solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to the proposed Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof;

(b) after giving effect to such Restricted Payment on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the provisions described in the first paragraph under the “Limitation on Incurrence of Debt” covenant; and

(c) after giving effect to such Restricted Payment on a pro forma basis, the aggregate amount expended or declared for all Restricted Payments made on or after the Issue Date (excluding Restricted Payments permitted by clauses (ii), (iii) and (vi) of the next succeeding paragraph), shall not exceed the sum (without duplication) of

50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis during the period (taken as one accounting period) beginning on January 1, 2007 and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment, plus

100% of the net proceeds received by the Company (including the Fair Market Value of property other than cash) subsequent to the Issue Date either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Restricted Subsidiary) of its Qualified Capital Stock, including Qualified Capital Stock issued upon the conversion of Debt or Redeemable Capital Stock of the Company, and from the exercise of options, warrants or other rights to purchase such Qualified Capital Stock (other than Capital Stock or Debt sold to a Subsidiary of the Company), plus

100% of the net reduction in Investments made subsequent to the Issue Date (other than Permitted Investments), in any Person, resulting from payments of interest on Debt, dividends, repayments of loans or advances (but only to the extent such interest, dividends or repayments are not included in the calculation of Consolidated Net Income), in each case to the Company or any Restricted Subsidiary from any Person (including, without limitation, from Unrestricted Subsidiaries) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries in accordance with the Indenture, not to exceed in the case of any Person the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person.

Notwithstanding the foregoing provisions, the Company and its Restricted Subsidiaries may take the following actions, provided that, in the case of clauses (iv), (v) or (viii), immediately after giving effect to such action, no Default or Event of Default has occurred and is continuing:

(i) the payment of any dividend on Capital Stock in the Company or a Restricted Subsidiary within 60 days after declaration thereof if at the declaration date such payment would not have been prohibited by the foregoing provisions of this covenant;

(ii) the repurchase, redemption, retirement or other acquisition for value of any Qualified Capital Stock of the Company by conversion into, or by or in exchange for, Qualified Capital Stock, or out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other Qualified Capital Stock of the Company; or the making of any Restricted Payment out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of Qualified Capital Stock of the Company; provided that the amount of any such net cash proceeds that are used for such repurchase, redemption, retirement or other acquisition for value shall be excluded from clause (c)(2) of the preceding paragraph;

(iii) the redemption, defeasance, repurchase, retirement or other acquisition for value of any Debt of the Company that is subordinate in right of payment to the Notes out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of (x) new subordinated Debt of the Company Incurred in accordance with the Indenture or (y) of Qualified Capital Stock of the Company; provided that the amount of any such net cash proceeds that are used for such redemption, defeasance, repurchase, retirement or other acquisition for value shall be excluded from clause (c)(2) of the preceding paragraph;

(iv) the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of any class of its Capital Stock on a pro rata basis; provided that the Company and its Restricted Subsidiaries own at least a majority of the outstanding shares of such class of Capital Stock;

(v) the repurchase, redemption, retirement or other acquisition for value of Capital Stock in the Company held by employees or former employees of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment; provided that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Stock does not exceed $1.0 million in any calendar year;

(vi) repurchase of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities;

(vii) cash payments in lieu of fractional shares issuable as dividends on Capital Stock of the Company or any of its Restricted Subsidiaries in an amount not to exceed $1.0 million in the aggregate; and

(viii) other Restricted Payments not in excess of $5.0 million in the aggregate.

If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, in the good faith determination of the Board of Directors of the Company, would be permitted under the requirements of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustment made in good faith to the Company’s financial statements affecting Consolidated Net Income.

If any Person in which an Investment is made, which Investment constitutes a Restricted Payment when made, thereafter becomes a Restricted Subsidiary in accordance with the Indenture, all such Investments previously made in such Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to clause (c) of the first paragraph under this “Limitation on Restricted Payments” covenant, in each case to the extent such Investments would otherwise be so counted.

If the Company or a Restricted Subsidiary transfers, conveys, sells, leases or otherwise disposes of an Investment in accordance with the “Limitation on Asset Sales” covenant, which Investment was originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the first paragraph of this covenant, the aggregate amount expended or declared for all Restricted Payments shall be reduced by the lesser of (i) the Net Cash Proceeds from the transfer, conveyance, sale, lease or other disposition of such Investment or (ii) the amount of the original Investment, in each case, to the extent originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the first paragraph of this covenant.

For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

Limitation on Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, create, incur, assume or suffer to exist any Liens securing Debt of any kind, other than Permitted Liens, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom without securing the Notes and all other amounts due under the Indenture (for so long as such Lien exists) equally and ratably with (or prior to) the obligation or liability secured by such Lien.

Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any encumbrance or restriction (other than pursuant to the Indenture, law or regulation) on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock owned by the Company or any Restricted Subsidiary or pay any Debt or other obligation owed to the Company or any Restricted Subsidiary, (ii) make loans or advances to the Company or any Restricted Subsidiary thereof or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary.

However, the preceding restrictions will not apply to the following encumbrances or restrictions existing under or by reason of:

(a) any encumbrance or restriction in existence on the Issue Date, including those required by the Credit Agreement and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend or other payment restrictions than those contained in these agreements on the Issue Date;

(b) any encumbrance or restriction pursuant to an agreement relating to an acquisition of property, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

(c) any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary of the Company on or after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

(d) any encumbrance or restriction pursuant to an agreement effecting a permitted renewal, refunding, replacement, refinancing or extension of Debt issued pursuant to an agreement containing any encumbrance or restriction referred to in the foregoing clauses (a) through (c), so long as the encumbrances and restrictions contained in any such refinancing agreement are no less favorable in any material respect to the Holders than the encumbrances and restrictions contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced or extended in the good faith judgment of the Board of Directors of the Company;

(e) customary provisions restricting subletting or assignment of any lease, contract, or license of the Company or any Restricted Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

(f) any restriction on the sale or other disposition of assets or property securing Debt as a result of a Permitted Lien on such assets or property;

(g) any encumbrance or restriction by reason of applicable law, rule, regulation or order;

(h) any encumbrance or restriction under the Indenture, the Notes and the Note Guarantees;

(i) any encumbrance or restriction under the sale of assets, including, without limitation, any agreement for the sale or other disposition of a Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

(j) restrictions on cash and other deposits or net worth imposed by customers under contracts entered into the ordinary course of business;

(k) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into the ordinary course of business;

(l) any instrument governing Debt or Capital Stock of a Person acquired by the Company or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Debt or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Debt, such Debt was permitted by the terms of the Indenture to be incurred;

(m) purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions on that property so acquired of the nature described in clause (iii) of the first paragraph hereof; and

(n) customary provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements otherwise permitted by the Indenture entered into with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements.

Nothing contained in this “Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries” covenant shall prevent the Company or any Restricted Subsidiary from (i) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or (ii) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Debt of the Company or any of its Restricted Subsidiaries Incurred in accordance with the Indenture.

Limitation on Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Capital Stock issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash, such percentage to be determined as of the closing date of the Asset Sale, without regard to working capital adjustments, indemnification obligations or other post-closing adjustments that have the effect of increasing or decreasing the amount of consideration received in the Asset Sale. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on the most recent consolidated balance sheet of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases the Company or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of their receipt to the extent of the cash received in that conversion; and

(c) any Capital Stock or assets of the kind referred to in clauses (2) or (3) of the next paragraph of this covenant.

Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Cash Proceeds at its option:

(1) to permanently repay or prepay Debt outstanding under the Credit Agreement and, if the Debt repaid is revolving credit Debt, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary;

(3) to make a capital expenditure or to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

(4) any combination of the foregoing.

Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $5.0 million, within thirty days thereof, the Company will make an offer (an “Offer to Purchase”) to all Holders of Notes and Additional Notes, and, at the election of the Company, holders of Pari Passu Debt, equal to the Excess Proceeds, in accordance with the procedures summarized herein and set forth in the Indenture. The offer price in any Offer to Purchase will be equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to the date of purchase, and will be payable in cash.

The Company shall send the Offer to Purchase by first class mail, to the Holders and, at the option of the Company in the manner set forth above, holders of Pari Passu Debt. The Offer to Purchase will state, among other things:

(1) that the Company is offering to prepay Notes (and Pari Passu Debt, as applicable) pursuant to the covenant “— Limitation on Asset Sales”;

(2) the aggregate principal amount of the outstanding Notes (and Pari Passu Debt, as applicable) offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to the covenant “— Limitation on Asset Sales”) (the “Purchase Amount”);

(3) that any Note (or portion thereof) accepted for payment (and for which payment has been duly provided on the purchase date) pursuant to the Offer to Purchase shall cease to accrue interest after the purchase date;

(4) the purchase price and purchase date, which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Offer to Purchase;

(5) that (a) if Notes having an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes (and Pari Passu Debt, as applicable) having an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes (and Pari Passu Debt) having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 principal amount or integral multiples thereof shall be purchased); and

(6) a description of the procedure that Holders must follow in order to tender their Notes (or portions thereof) for payment and the procedures that Holders must follow in order to withdraw an election to tender Notes (or portions thereof).

The Company shall notify the Trustee at least 15 days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer to Purchase of the Company’s obligation to make a Offer to Purchase, and such offer may, at the Company’s request, be mailed by the Trustee in the name and at the expense of the Company.

If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and Additional Notes tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the Notes and such Additional Notes to be purchased on a pro rata basis.

Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero. The Company will comply with the requirements of any applicable securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

Limitation on Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, conduct any business or enter into or permit to exist any transaction or series of related transactions (including, but not limited to, the purchase, sale or exchange of property, the making of any Investment, the giving of any Guarantee or the rendering of any service) with any Unrestricted Subsidiary or any Affiliate of the Company or any Restricted Subsidiary other than transactions solely among any of the Company and its Restricted Subsidiaries (an “Affiliate Transaction”), unless:

(i) such business, transaction or series of related transactions is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm’s length transaction between unaffiliated parties; and

(ii) with respect to an Affiliate Transaction involving an amount or having a value in excess of $1.0 million the Company delivers to the Trustee an Officers’ Certificate stating that such business, transaction or series of related transactions complies with clause (i) above.

In the case of an Affiliate Transaction involving an amount or having a value in excess of $2.5 million but less than or equal to $10.0 million, the Company must obtain a resolution of the Board of Directors certifying that such Affiliate Transaction complies with clause (i) above. In the case of an Affiliate Transaction involving an amount or having a value in excess of $10.0 million, the Company must obtain a written opinion of a nationally recognized investment banking, accounting or appraisal firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view.

The foregoing limitations do not limit, and shall not apply to:

(1) Restricted Payments that are permitted by the provisions of the Indenture described above under “— Limitation on Restricted Payments” and Permitted Investments permitted under the Indenture,

(2) the payment of reasonable and customary fees and indemnities to members of the Board of Directors of the Company or a Restricted Subsidiary who are outside directors,

(3) the payment of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans) and indemnities to officers, employees and retirees of the Company or any Restricted Subsidiary as determined by the Board of Directors thereof in good faith,

(4) transactions between or among the Company and/or its Restricted Subsidiaries,

(5) any transaction pursuant to any agreement described herein under “Certain Relationships and Related Transactions,” as in effect on the Issue Date, and

(6) the issuance of Qualified Capital Stock otherwise permitted hereunder.

Limitation on Sale and Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

(i) the consideration received in such Sale and Leaseback Transaction is at least equal to the fair market value of the property sold, as determined by a board resolution of the Board of Directors of the Company or by an Officers’ Certificate,

(ii) prior to and after giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction and the use of proceeds therefrom, the Company and such Restricted Subsidiary comply with the “Limitation on Incurrence of Debt” covenant contained herein, and

(iii) at or after such time the Company and such Restricted Subsidiary also comply with the “Limitation on Asset Sales” covenant contained herein.

Reports

So long as any Notes are outstanding, the Company will furnish to the Holders of Notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports,

provided that in each case the delivery of materials by electronic means shall be deemed to be “furnished” for purposes of this requirement; and provided further that so long as such filings by the Company are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (EDGAR), such filings shall be deemed to have been “furnished” to the Holders of Notes without any further action required by the Company.

In addition, whether or not required by the SEC, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to prospective investors upon request. In addition, the Company and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Additional Note Guarantees

On the Issue Date, each of our Domestic Subsidiaries will guarantee the Notes in the manner and on the terms set forth in the Indenture.

After the Issue Date, if the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary with total assets in excess of $1.0 million (determined in accordance with GAAP), then that newly acquired or created Domestic Subsidiary (i) will become a Guarantor and execute a supplemental indenture and (ii) shall deliver an opinion of counsel reasonably satisfactory to the Trustee within 20 business days of the date on which it was acquired or created.

Limitation on Creation of Unrestricted Subsidiaries

Subject to the limitations set forth herein, the Company may designate any Subsidiary of the Company to be an “Unrestricted Subsidiary,” in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

The Company may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any other Restricted Subsidiary of the Company, provided that either:

(x) the Subsidiary to be so designated has total assets of $1,000 or less; or

(y) immediately after giving effect to such designation, the Company could Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the first paragraph under the “Limitation on Incurrence of Debt” covenant; and provided further that the Company could make a Restricted Payment in an amount equal to the greater of the Fair Market Value or book value of such Subsidiary pursuant to the “Limitation on Restricted Payments” covenant and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the amount available for Restricted Payments thereunder.

An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the “Limitation on Incurrence of Debt” covenant and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to the “Limitation on Liens” covenant.

Consolidation, Merger, Conveyance, Transfer or Lease

The Company will not in any transaction or series of transactions, consolidate with or merge into any other Person (other than a merger of a Restricted Subsidiary into the Company in which the Company is the continuing Person), or transfer all or substantially all of the assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person, unless:

(i) either: (a) the Company shall be the continuing Person or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person that acquires, by sale, assignment, conveyance, transfer, lease or disposition, all or substantially all of the property and assets of the Company (such Person, the “Surviving Entity”), (1) shall be a corporation, organized and validly existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia and (2) shall expressly assume, by a supplemental indenture, the due and punctual payment of all amounts due in respect of the principal of (and premium, if any) and interest on all the Notes and the performance of the covenants and obligations of the Company under the Indenture;

(ii) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(iii) immediately after giving effect to any such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period, the Company (or the Surviving Entity if the Company is not continuing) could Incur $1.00 of additional Debt (other than Permitted Debt) under the first paragraph of the “Limitation on Incurrence of Debt” covenant; and

(iv) the Company delivers, or causes to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of the Indenture.

The preceding clause (iii) will not prohibit a merger between the Company and a Restricted Subsidiary that is a wholly owned Subsidiary of the Company so long as the amount of Debt of the Company and its Restricted Subsidiaries is not increased thereby.

For all purposes of the Indenture and the Notes, Subsidiaries of any Surviving Entity will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the Indenture and all Debt, and all Liens on property or assets, of the Surviving Entity and its Subsidiaries that was not Debt, or were not Liens on property or assets, of the Company and its Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been Incurred upon such transaction or series of transactions.

Upon any transaction or series of transactions that are of the type described in, and are effected in accordance with, conditions described in the immediately preceding paragraphs, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company, under the Indenture with the same effect as if such Surviving Entity had been named as the Company therein; and when a Surviving Entity duly assumes all of the obligations and covenants of the Company pursuant to the Indenture and the Notes, except in the case of a lease, the predecessor Person shall be relieved of all such obligations.

Limitation on Business Activities

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business.

Events of Default

Each of the following is an “Event of Default” under the Indenture:

(1) default in the payment in respect of the principal of (or premium, if any, on) any Note at its maturity (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise);

(2) default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

(3) default in the making of a Change of Control Offer as required by the Indenture;

(4) failure to perform or comply with the Indenture provisions described under “— Certain Covenants — Consolidation, Merger, Conveyance, Transfer or Lease”;

(5) except as permitted by the Indenture, any Note Guarantee shall for any reason cease to be, or it shall be asserted by any Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms;

(6) default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor in the Indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clauses (1), (2), (3), (4) or (5) above), and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(7) a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the Notes) by the Company or any Restricted Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least $10.0 million, whether such Debt now exists or shall hereafter be created, which default or defaults shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or shall constitute a failure to pay at least $10.0 million of such Debt when due and payable after the expiration of any applicable grace period with respect thereto;

(8) the entry against the Company or any Restricted Subsidiary of one or more final, non-appealable judgments for the payment of money (except to the extent such judgment is covered by insurance and the Company’s insurer has not denied coverage) in an aggregate amount in excess of $10.0 million, by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days; or

(9) certain events in bankruptcy, insolvency or reorganization affecting the Company, any Significant Subsidiary or any Guarantor.

If an Event of Default (other than an Event of Default specified in clause (9) above with respect to the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal of the Notes and any accrued interest on the Notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the Notes, have been cured or waived as provided in the Indenture.

In the event of a declaration of acceleration of the Notes solely because an Event of Default described in clause (7) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (7) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant Debt within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the Notes.

If an Event of Default specified in clause (9) above occurs with respect to the Company, the principal of and any accrued interest on the Notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For further information as to waiver of defaults, see “— Amendment, Supplement and Waiver.” The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of, premium, if any, and interest) if the Trustee determines that withholding notice is in the best interest of the Holders to do so.

No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Such limitations do not apply, however, to a suit instituted by a Holder of a Note for enforcement of payment of the principal of (and premium, if any) or interest on such Note on or after the respective due dates expressed in such Note.

The Company will be required to furnish to the Trustee annually a statement as to the performance of certain obligations under the Indenture and as to any default in such performance. The Company also is required to notify the Trustee if it becomes aware of the occurrence of any Default or Event of Default.

Amendment, Supplement and Waiver

Without the consent of any Holders, the Company, the Guarantors and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture for any of the following purposes:

(1) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company in the Indenture and in the Notes;

(2) to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company;

(3) to add additional Events of Default;

(4) to provide for uncertificated Notes in addition to or in place of the certificated Notes;

(5) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee;

(6) to provide for or confirm the issuance of Additional Notes in accordance with the terms of the Indenture;

(7) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision in the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such actions pursuant to this clause shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Board of Directors of the Company; and

(8) to conform the text of the Indenture or the Notes to any provision of this “Description of Exchange Notes” to the extent that such provision in this “Description of Exchange Notes” was intended to be a verbatim recitation of a provision of the Indenture or the Notes.

With the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, the Company, the Guarantors, if any, and the Trustee may enter into an indenture or indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the Holders under the Indenture, including the definitions therein; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each outstanding Note affected thereby:

(1) change the Stated Maturity of any Note or of any installment of interest on any Note, or reduce the amount payable in respect of the principal thereof or the rate of interest thereon or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefore,

(2) reduce the percentage in aggregate principal amount of the outstanding Notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture,

(3) modify the obligations of the Company to make a Change of Control Offer or an Offer to Purchase if such modification was done after the occurrence of a Change of Control or Asset Sale, as applicable,

(4) subordinate, in right of payment, the Notes to any other Debt of the Company, or

(5) modify any of the provisions of this paragraph or provisions relating to waiver of defaults or certain covenants that cannot be amended or waived without the consent of each holder affected thereby, except to increase any such percentage required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby.

The Holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the Holders of all the Notes waive any past default under the Indenture and its consequences, except a default:

(1) in any payment in respect of the principal of (or premium, if any) or interest on any Notes (including any Note which is required to have been purchased pursuant to a Change of Control Offer or an Offer to Purchase which has been made by the Company), or

(2) in respect of a covenant or provision hereof which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

Satisfaction and Discharge of the Indenture; Defeasance

The Company and the Guarantors may terminate the obligations under the Indenture, the Notes and the Note Guarantees when:

(1) either: (A) all Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes that have been replaced) have been delivered to the Trustee for cancellation, or (B) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year (a “Discharge”) under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the Stated Maturity or date of redemption;

(2) the Company has paid or caused to be paid all other sums then due and payable under the Indenture by the Company;

(3) the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound (except for a Default occurring by reason of the Incurrence of Debt the proceeds of which are used for the deposit);

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

(5) the Company has delivered to the Trustee an Officers’ Certificate and an opinion of counsel reasonably acceptable to the Trustee, each stating that all conditions precedent under the Indenture relating to the Discharge have been complied with.

The Company may elect, at its option, to have certain obligations discharged with respect to the outstanding Notes (“defeasance”). Such defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

(1) the rights of Holders of such Notes to receive payments in respect of the principal of and any premium and interest on such Notes when payments are due,

(2) the Company’s obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, replacing mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trusts, duties and immunities of the Trustee,

(4) the Company’s right of optional redemption, and

(5) the defeasance provisions of the Indenture.

In addition, the Company may elect, at its option, to have its obligations released with respect to certain covenants, including, without limitation, its obligation to make Offers to Purchase in connection with Asset Sales and Change of Control Offers in connection with any Change of Control, in the Indenture (“covenant defeasance”) and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either defeasance or covenant defeasance with respect to outstanding Notes:

(1) the Company must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such Notes: (A) money in an amount, or (B) U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient, in the opinion of a nationally recognized investment banking firm or firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the principal of and premium, if any, and interest on such Notes on the Stated Maturity thereof or (if the Company has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company) the redemption date thereof, as the case may be, in accordance with the terms of the Indenture and such Notes;

(2) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue

Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable United States federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such Notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur;

(3) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the Holders of such outstanding Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and covenant defeasance to be effected with respect to such Notes and will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur;

(4) no Default or Event of Default with respect to the outstanding Notes shall have occurred and be continuing at the time of such deposit after giving effect thereto (except for a Default occurring by reason of the Incurrence of Debt the proceeds of which are used for the deposit) or alternatively, in the case of defeasance, either: (A) the Company shall have delivered to the Trustee an opinion of counsel to the effect that, based upon existing precedents, if the matter were properly briefed, assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 123rd day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 123rd day following the deposit, a court should hold that the deposit of monies and/or U.S. government obligations as provided in clause (1) would not constitute a preference voidable under Section 547 or 548 of the federal bankruptcy laws; or (B) no Default or Event of Default relating to bankruptcy or insolvency shall have occurred and be continuing at any time on or prior to the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 91st day);

(5) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes are in default within the meaning of such Act);

(6) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound; and

(7) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

In the event of a defeasance or a Discharge, a Holder whose taxable year straddles the deposit of funds and the distribution in redemption to such Holder would be subject to tax on any gain (whether characterized as capital gain or market discount) in the year of deposit rather than in the year of receipt. In connection with a Discharge, in the event the Company becomes insolvent within the applicable preference period after the date of deposit, monies held for the payment of the Notes may be part of the bankruptcy estate of the Company, disbursement of such monies may be subject to the automatic stay of the bankruptcy code and monies disbursed to Holders may be subject to disgorgement in favor of the Company’s estate. Similar results may apply upon the insolvency of the Company during the applicable preference period following the deposit of monies in connection with defeasance.

The Trustee

Wells Fargo Bank, National Association, the Trustee under the Indenture, will be the initial paying agent and registrar for the Notes. The Trustee from time to time may extend credit to the Company in the normal course of business. Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture.

The Indenture and the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any “conflicting interest” (as defined in the Trust Indenture Act) it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of its own affairs. Subject to such provisions, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

No Personal Liability of Stockholders, Partners, Officers or Directors

No director, officer, employee, stockholder, general or limited partner or incorporator, past, present or future, of the Company, or any of their respective Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Company under the Notes, any Note Guarantee or the Indenture by reason of his, her or its status as such director, officer, employee, stockholder, general or limited partner or incorporator.

Governing Law

The Indenture and the Notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized term used herein for which no definition is provided.

“Acquired Debt” means Debt of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings that correspond to the foregoing. For purposes of the “Limitation on Transactions with Affiliates” covenant, any Person directly or indirectly owning 5% or more of the outstanding Capital Stock of the Company will be deemed an Affiliate.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of (i) 1.0% of the then outstanding principal amount of such Note and (ii) the excess of:

(a) the present value at such redemption date of the sum of (i) the redemption price of such Note at February 1, 2011 (such redemption price being set forth in the table appearing above under “— Optional Redemption”) plus (ii) all required interest payments due on such Note through February 1, 2011

(excluding accrued but unpaid interest), such present value to be computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then outstanding principal amount of such Note.

“Asset Acquisition” means:

(a) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary; or

(b) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger) by the Company or any of its Restricted Subsidiaries to any Person (other than to the Company or one or more of its Restricted Subsidiaries) in any single transaction or series of transactions of:

(i) Capital Stock in another Person (other than directors’ qualifying shares);

(ii) any other property or assets (other than in the normal course of business, including any sale or other disposition of obsolete or permanently retired equipment); provided, however, that the term “Asset Sale” shall exclude:

(a) any asset disposition permitted by the provisions described under “Consolidation, Merger, Conveyance, Transfer or Lease” that constitutes a disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole;

(b) any transfer, conveyance, sale, lease or other disposition of property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed $1.0 million;

(c) sales of Eligible Cash Equivalents;

(d) sales of Capital Stock of Unrestricted Subsidiaries;

(e) the sale and leaseback of any assets within 90 days of the acquisition thereof;

(f) the disposition of equipment no longer used or useful in the business of such entity;

(g) any “like kind” exchange of property pursuant to Section 1031 of the Code, so long as the property acquired will be used in a Permitted Business;

(h) a Restricted Payment or Permitted Investment that is otherwise permitted by the Indenture;

(i) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien); and

(j) licenses and sublicenses of intellectual property and leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries.

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Attributable Debt” means, in respect of a Sale and Leaseback Transaction, the present value at the time of determination (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended or may be extended without the consent of the counterparty).

“Average Life” means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

“Board of Directors” means (i) with respect to the Company or any Restricted Subsidiary, its board of directors; (ii) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof; and (iii) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

“Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangement conveying the right to use) real or personal property of such Person, to the extent such obligations are required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with GAAP. The Stated Maturity of any Capital Lease Obligation shall be the date of the last payment of rent or any other amount due under such lease (or other Debt arrangement) prior to the first date upon which such lease (or other Debt arrangement) may be terminated by the user of such real or personal property without payment of a penalty, and the amount of any Capital Lease Obligation shall be the capitalized amount thereof determined in accordance with GAAP.

“Capital Stock” in any Person means any and all shares, interests (including Preferred Stock), participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than Debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such Person.

“Change of Control” means the occurrence of any of the following events:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the ultimate “beneficial owner” (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (a) such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the Voting Interests in the Company; or

(b) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of the Company’s Board of Directors then in office; or

(c) the Company sells, conveys, transfers or leases (either in one transaction or a series of related transactions) all or substantially all of its assets to, or merges or consolidates with, a Person other than (x) a Restricted Subsidiary of the Company or (y) a Successor Entity in which a majority or more of the voting power of the Voting Interests is held by the stockholders of the Company immediately prior to such transaction or series of related transactions.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” of any Person means Capital Stock in such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to Capital Stock of any other class in such Person.

“Company” means American Pacific Corporation and any successor thereto.

“Consolidated Cash Flow Available for Fixed Charges” means, with respect to any Person for any period:

(i) the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:

(a) Consolidated Net Income;

(b) Consolidated Non-cash Charges;

(c) Consolidated Interest Expense;

(d) Consolidated Income Tax Expense to the extent included in the computation of Consolidated Net Income (other than income tax expense (either positive or negative) attributable to extraordinary gains or losses); and

(e) if any Asset Sale or Asset Acquisition shall have occurred since the first day of any four quarter period for which “Consolidated Cash Flow Available for Fixed Charges” is being calculated (including to the date of calculation):

(A)  the cost of any compensation, remuneration or other benefit paid or provided to any employee, consultant, Affiliate or equity owner of the entity involved in any such Asset Acquisition to the extent such costs are eliminated or reduced (or public announcement has been made of the intent to eliminate or reduce such costs) prior to the date of such calculation and not replaced; and

(B)  the amount of any reduction in general, administrative or overhead costs of the entity involved in any Asset Acquisition or Asset Sale to the extent such amounts under clauses (A) and (B) would be permitted to be eliminated in a pro forma income statement prepared in accordance with Rule 11-02 of Regulation S-X as interpreted by the SEC;

(ii) less non-cash items increasing Consolidated Net Income for such period, other than (a) the accrual of revenue consistent with past practice, and (b) reversals of prior accruals or reserves for cash items previously excluded in the calculation of Consolidated Non-cash Charges.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such Person for the four full fiscal quarters, treated as one period, for which financial information in respect thereof is available immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the “Four Quarter Period”) to the aggregate amount of Consolidated Fixed Charges of such Person for the Four Quarter Period. In calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(i) interest on outstanding Debt determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Debt in effect on the Transaction Date; and

(ii) if interest on any Debt actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period.

If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the above clause shall give effect to the incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly incurred or otherwise assumed such Guaranteed Debt.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

(i) Consolidated Interest Expense; and

(ii) the product of (a) all dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Stock of such Person and its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case determined on a consolidated basis in accordance with GAAP.

“Consolidated Income Tax Expense” means, with respect to any Person for any period, the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(i) the interest expense of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation:

(a) any amortization of debt discount;

(b) the net cost under Interest Rate Protection Obligations (including any amortization of discounts);

(c) the interest portion of any deferred payment obligation;

(d) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers’ acceptance financing or similar activities; and

(e) all accrued interest;

but excluding (1) dividends on the Company’s Preferred Stock, to the extent such dividends are classified as interest expense in accordance with GAAP and (2) any one-time non-cash charges or expenses associated with the write off of deferred financing costs relating to (A) Debt that is retired with the proceeds of the Notes, and (B) the repayment or retirement of the Credit Agreement or the Notes; and

(ii) the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with GAAP; and

(iii) all capitalized interest of such Person and its Restricted Subsidiaries for such period.

“Consolidated Net Income” means, with respect to any Person, for any period, the consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income, by excluding, without duplication:

(i) all extraordinary gains or losses (net of fees and expenses relating to the transaction giving rise thereto) on an after-tax basis;

(ii) the portion of net income of such Person and its Restricted Subsidiaries allocable to minority interest in unconsolidated Persons or Investments in Unrestricted Subsidiaries to the extent that cash dividends or distributions have not actually been received by such Person or one of its Restricted Subsidiaries on an after-tax basis;

(iii) gains or losses in respect of any Asset Sales (without giving effect to the $1.0 million threshold provided in the definition thereof) by such Person or one of its Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), on an after-tax basis;

(iv) the net income of any Restricted Subsidiary of such Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its stockholders;

(v) any gain or loss realized as a result of the cumulative effect of a change in accounting principles, on an after-tax basis;

(vi) any fees and expenses paid in connection with the issuance of the Notes;

(vii) any unrealized non-cash gain or losses in respect of Hedging Obligations (including those resulting from the application of FAS 133);

(viii) non-cash compensation expense incurred with any issuance of equity-based interests to an employee, director or consultant of such Person or any Restricted Subsidiary; and

(ix) cash charges that are not reasonably expected to result in a cash expenditure by such Person after the date of such charge and prior to the Stated Maturity of the Notes, including but not limited to asset or goodwill impairment charges, charges relating to extinguishment of debt and purchase accounting charges.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges and expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any non-cash charge or expense which may require a subsequent payment in cash prior to the Stated Maturity of the Notes).

“Credit Agreement” means the Company’s credit facility, dated as of the Issue Date, together with all related notes, letters of credit, collateral documents, guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified (including increases in the size of the facility), supplemented, refinanced, refunded or replaced in whole or in part from time to time.

“Currency Hedge Obligations” means the obligations of a Person Incurred pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage such Person’s exposure to fluctuations in foreign currency exchange rates on Debt permitted under the Indenture.

“Debt” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, and whether or not contingent, the following, but only to the extent any of the following (other than letters of credit, bankers’ acceptances or similar facilities, any Swap Contracts and Currency Hedge Obligations and Guarantees) would appear as a liability on the face of a balance sheet of the specified Person in accordance with GAAP: (i) all indebtedness of such Person for money borrowed, excluding any trade payables, customer advance payments and deposits, other accrued liabilities incurred in the normal course of business and any liability for federal, state or local income taxes or other taxes owed by such Person; (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments; (iii) all obligations of such Person with respect to letters of credit (other than letters of credit for workers’ compensation or similar obligations that are secured by cash obligations), bankers’ acceptances or similar facilities issued for the account of such Person; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property or assets); (v) all Capital Lease Obligations of such Person; (vi) any Swap Contracts and Currency Hedge Obligations of such Person at the time of determination, other than any Swap Contracts and Currency Hedge Obligations that are incurred for the purpose of protecting the Company or its Restricted Subsidiaries against fluctuations in interest rates or foreign currency exchange rates, and not for speculative purposes, and that do not increase the Debt of the obligor outstanding at any time other than as a result of fluctuations in interest rates or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder; (vii) Attributable Debt with respect to any Sale and Leaseback Transaction to which such Person is a party; and (viii) all obligations of the types referred to in clauses (i) through (vii) of this definition of another Person and all dividends and other distributions of another

Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt, dividends or other distributions. For purposes of the foregoing: (a) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with GAAP, but such Debt shall be deemed Incurred only as of the date of original issuance thereof; (b) the amount of any Debt described in clause (viii)(A) above shall be the maximum liability under any such Guarantee; (c) the amount of any Debt described in clause (viii)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; and (d) interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Debt” will exclude (x) customary indemnification obligations, (y) post- closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter.

The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligations, of any contingent obligations at such date; provided, however, that in the case of Debt sold at a discount, the amount of such Debt at any time will be the accreted value thereof at such time.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or that Guarantees or otherwise provides direct credit support for any Debt of the Company.

“Eligible Bank” means a bank or trust company that (i) is organized and existing under the laws of the United States of America or Canada, or any state, territory, province or possession thereof, (ii) as of the time of the making or acquisition of an Investment in such bank or trust company, has combined capital and surplus in excess of $100.0 million and (iii) the senior Debt of which is rated at least “A-2” by Moody’s or at least “A” by Standard & Poor’s (or equivalent rating to the extent that the ratings criteria are modified after the Issue Date).

“Eligible Cash Equivalents” means any of the following Investments: (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing not more than one year after the date of acquisition; (ii) time deposits in and certificates of deposit of any Eligible Bank, provided that such Investments have a maturity date not more than one year after the date of acquisition; (iii) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (i) above entered into with any Eligible Bank; (iv) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof, provided that such Investments mature, or are subject to tender at the option of the holder thereof, within 365 days after the date of acquisition and, at the time of acquisition, have a rating of at least “A” from Standard & Poor’s or “A-2” from Moody’s (or an equivalent rating by any other nationally recognized rating agency); (v) commercial paper of any Person other than an Affiliate of the Company, provided that such Investments have one of the two highest ratings obtainable from either Standard & Poor’s or Moody’s and mature within 180 days after the date of acquisition; (vi) overnight and demand deposits in and bankers’ acceptances of any Eligible Bank and demand deposits in any bank or trust company to the extent insured by the Federal Deposit Insurance Corporation against the

Bank Insurance Fund; and (vii) money market funds substantially all of the assets of which comprise Investments of the types described in clauses (i) through (vi).

“Event of Loss” means, with respect to any property, any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property, or confiscation or requisition of the use of such property.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof as determined in good faith by the Board of Directors; provided, that with respect to any Event of Loss, “Fair Market Value” shall mean consideration received from a government entity and approved in good faith by the Board of Directors.

“Four Quarter Period” has the meaning set forth in the definition of “Consolidated Fixed Charge Coverage Ratio.”

“GAAP” means generally accepted accounting principles in the United States, consistently applied, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Guarantee” means, as applied to any Debt of another Person, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the normal course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such Debt of another Person (and “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing).

“Guarantor” means any Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the Indenture and their respective successors and assigns.

“Hedging Obligations” of any Person means the obligations of such person pursuant to any interest rate agreement, currency agreement or commodity agreement.

“Holder” means a Person in whose name a Note is registered in the security register.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person; provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt. Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Company shall be deemed to be Incurred at the time at which such Person becomes a Subsidiary of the Company. “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings that correspond to the foregoing. A Guarantee by the Company or a Restricted Subsidiary of Debt Incurred by the Company or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt. None of the following shall be deemed to be a separate Incurrence of Debt:

(1) amortization of debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms;

(3) the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

(4) unrealized losses or charges in respect of Hedging Obligations.

“Interest Rate Protection Agreements” means, with respect to any Person, any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Interest Rate Protection Obligations” means the obligations of any Person pursuant to any Interest Rate Protection Agreements.

“Investment” by any Person means any direct or indirect loan, advance (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following: (i) the purchase or acquisition of any Capital Stock or other evidence of beneficial ownership in another Person; (ii) the purchase, acquisition or Guarantee of the Debt of another Person or the issuance of a “keep well” with respect thereto; and (iii) the purchase or acquisition of the business or assets of another Person; but shall exclude: (a) accounts receivable and other extensions of trade credit on commercially reasonable terms in accordance with normal trade practices; (b) the acquisition of property and assets from suppliers and other vendors in the normal course of business; and (c) prepaid expenses and workers’ compensation, utility, lease and similar deposits, in the normal course of business.

“Issue Date” means the date on which the initial $110.0 million in aggregate principal amount of the notes were originally issued under the Indenture.

“Lien” means, with respect to any property or other asset, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or other asset (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Net Cash Proceeds” means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of: (i) all reasonable out-of-pocket expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Company or a Restricted Subsidiary thereof) in connection with such Asset Sale; and (iii) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction; provided, however, that: (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Cash Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) GAAP to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

“Officers’ Certificate” means a certificate to be delivered upon the occurrence of certain events as set forth in the Indenture, signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company.

“Pari Passu Debt” means:

(1) with respect to the Company, the Notes and any Debt that ranks pari passu in right of payment to the Notes; and

(2) with respect to any Guarantor, its Note Guarantee and any Debt that ranks pari passu in right of payment to such Guarantor’s Note Guarantee.

“Permitted Business” means any business similar in nature to any business conducted by the Company and the Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Company and the Restricted Subsidiaries on the Issue Date, in each case, as determined in good faith by the Board of Directors of the Company.

“Permitted Debt” means:

(i) Debt Incurred pursuant to the Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed $20 million;

(ii) Debt outstanding under the Notes on the Issue Date (and any exchange notes exchanged therefor under the registration rights agreement) and contribution, indemnification and reimbursement obligations owed by the Company or any Guarantor to any of the other of them in respect of amounts paid or payable on such Notes;

(iii) the Note Guarantees (and Guarantees of any exchange notes exchanged therefor under the registration rights agreement)

(iv) Debt of the Company or any Restricted Subsidiary outstanding at the time of the Issue Date;

(v) Debt owed to and held by the Company or a Restricted Subsidiary;

(vi) Guarantees Incurred by the Company or any Guarantor of Debt of a Restricted Subsidiary of the Company that is a Guarantor;

(vii) Guarantees by any Restricted Subsidiary of Debt of the Company or any Restricted Subsidiary, including Guarantees by any Restricted Subsidiary of Debt under the Credit Agreement, provided that (a) such Debt is Permitted Debt or is otherwise Incurred in accordance with the “Limitation on Incurrence of Debt” covenant and (b) such Guarantees are subordinated to the Notes to the same extent as the Debt being guaranteed;

(viii) Debt incurred in respect of workers’ compensation claims, self-insurance obligations, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion guarantees provided or incurred (including Guarantees thereof) by the Company or a Restricted Subsidiary in the ordinary course of business;

(ix) Debt under Swap Contracts and Hedging Obligations;

(x) Debt owed by the Company to any Restricted Subsidiary, provided that if for any reason such Debt ceases to be held by the Company or a Restricted Subsidiary, as applicable, such Debt shall cease to be Permitted Debt and shall be deemed Incurred as Debt of the Company for purposes of the Indenture;

(xi) Debt of the Company or any Restricted Subsidiary pursuant to Capital Lease Obligations and Purchase Money Debt under this clause, provided that the aggregate principal amount of such Debt outstanding at any time may not exceed $5.0 million in the aggregate;

(xii) Debt arising from agreements entered into in the ordinary course of business by the Company or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary otherwise permitted under the Indenture;

(xiii) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Debt is extinguished within five business days of Incurrence;

(xiv) Debt of the Company or any Restricted Subsidiary not otherwise permitted pursuant to this definition in an aggregate principal amount not to exceed $10.0 million at any time outstanding, which Debt may be Incurred under the Credit Agreement; and

(xv) Refinancing Debt.

Notwithstanding anything herein to the contrary, Debt permitted under clause (i) of this definition of “Permitted Debt” shall not constitute “Refinancing Debt” under clause (xv) of this definition of “Permitted Debt”.

“Permitted Investments” means:

(a) Investments in existence on the Issue Date;

(b) Eligible Cash Equivalents;

(c) Investments in property and other assets, owned or used by the Company or any Restricted Subsidiary in the normal course of business;

(d) Investments by the Company or any of its Restricted Subsidiaries in the Company or any Restricted Subsidiary;

(e) Investments by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated or wound-up into, the Company or a Restricted Subsidiary;

(f) Swap Contracts and Hedging Obligations;

(g) Non-cash consideration received in conjunction with an Asset Sale that is otherwise permitted under the “Limitation on Asset Sales” covenant;

(h) Investments received in settlement of obligations and judgments owed to the Company or any Restricted Subsidiary and as a result of bankruptcy or insolvency proceedings or upon the foreclosure or enforcement of any Lien in favor of the Company or any Restricted Subsidiary;

(i) Investments by the Company or any Restricted Subsidiary (other than in an Affiliate), not otherwise permitted under this definition, in an aggregate amount at any one time outstanding not to exceed the sum of (i) $5.0 million plus (ii) the net proceeds received by the Company or any Guarantor after the Issue Date from the disposition of Investments existing on the Issue Date; and

(j) loans and advances (including for travel and relocation) to employees in an amount not to exceed $1.0 million in the aggregate at any one time outstanding.

“Permitted Liens” means:

(a) Liens existing on the Issue Date;

(b) Liens securing Debt Incurred pursuant to the Credit Agreement so long as the Debt so Incurred is in compliance with the “Limitation on Incurrence of Debt” covenant;

(c) Liens on property or other assets, deposits and pledges, in each case (i) in connection with workers’ compensation, unemployment insurance and all other types of statutory and regulatory obligations or the requirements of any official body; or (ii) to secure the performance of tenders, bids, indemnity, surety, performance or similar bonds, leases, purchase, construction, sales or servicing contracts and other similar obligations Incurred in the normal course of business consistent with industry practice; or (iii) to obtain or secure obligations with respect to letters of credit, Guarantees, bonds or other sureties or assurances given in connection with the activities described in clauses (i) and (ii) above, in each case not Incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property or services or imposed by ERISA or the Code in connection with a “plan” (as defined in ERISA) (other than any Lien imposed in connection with any 401(k) plan maintained by the Company or any or its Restricted Subsidiaries); or (iv) arising in connection with any attachment, judgment or order unless such Liens shall not be satisfied or discharged or stayed pending appeal within 60 days after the entry thereof or the expiration of any such stay;

(d) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or a Restricted Subsidiary, or becomes a Restricted Subsidiary (and not Incurred in anticipation of such transaction), provided that such Liens are not extended to the property and assets of the Company and its Restricted Subsidiaries other than the property or assets acquired;

(e) Liens securing Debt of a Restricted Subsidiary owed to and held by the Company or a Restricted Subsidiary thereof;

(f) other Liens incidental to the conduct of the business of the Company or any of its Restricted Subsidiaries, as the case may be, or the ownership of their assets that are incurred in the ordinary course of business and which do not materially impair the use or value of the property subject thereto in its use in the business of the Company or such Restricted Subsidiary;

(g) Liens securing obligations under Swap Contracts, and Hedging Obligations Incurred in the ordinary course of business in connection with managing interest or currency risk resulting from or related to the Credit Agreement;

(h) Liens to secure any permitted extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Debt secured by Liens referred to in the foregoing clauses (a) through (f); provided that such Liens do not extend to any other property or assets and the principal amount of the obligations secured by such Liens is not increased;

(i) Liens to secure Purchase Money Debt or Capital Lease Obligations;

(j) Liens in favor of the Company or any Guarantor;

(k) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(l) Liens to support trade letters of credit issued in the ordinary course of business;

(m) Liens from judgments, decrees, or attachments in circumstances not constituting an Event of Default;

(n) Liens on property or assets used to defease or to satisfy and discharge Debt; provided that (i) the Incurrence of such Debt was not prohibited by the Indenture and (ii) such defeasance or satisfaction and discharge is not prohibited by the Indenture;

(o) Liens, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of Debt), leases, or other similar obligations arising in the ordinary course of business;

(p) Liens, deposits or pledges to secure public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds or obligations; and Liens, deposits or pledges in lieu of such bonds or obligations, or to secure such bonds or obligations, or to secure letters of credit in lieu of or supporting the payment of such bonds or obligations;

(q) Liens to secure any Refinancing Debt (or successive Refinancing Debt) as a whole, or in part, of any Debt secured by any Lien; provided, however, that:

(A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to such property or proceeds or distributions thereof); and

(B) the Debt secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Debt at the time the original Lien became a Permitted Lien and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(r) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(s) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(t) other Liens securing Debt not to exceed, together with the amount of all other Debt secured by a Lien under this clause (t) at that time outstanding, $5.0 million;

(u) Liens imposed by law, such as laborers’ or other employees’, carriers’, warehousemen’s, suppliers’, mechanics’, materialmen’s, vendors’ and other similar Liens;

(v) Liens upon specific items of inventory or other goods and proceeds securing obligations in respect of bankers’ acceptances issued or created in the ordinary course of business to facilitate the purchase, shipment or storage of that inventory or other goods;

(w) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; and

(x) any extensions, substitutions, replacements or renewals of the foregoing, so long as such extensions, substitutions, replacements do not extend to any additional assets or secure any additional Debt.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock,” as applied to the Capital Stock in any Person, means Capital Stock in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Common Stock in such Person.

“Purchase Money Debt” means Debt:

(i) Incurred to finance the purchase or construction of any assets of such Person or any Restricted Subsidiary; and

(ii) that is secured by a Lien on such assets where the lender’s sole security is to the assets so purchased or constructed, in either case that does not exceed 100% of the cost and to the extent the purchase or construction prices for such assets are or should be included in “addition to property, plant or equipment” in accordance with GAAP.

“Purchase Price” has the meaning set forth in “— Change of Control.”

“Qualified Capital Stock” in any Person means a class of Capital Stock other than Redeemable Capital Stock.

“Qualified Equity Offering” means (i) an underwritten public equity offering of Qualified Capital Stock pursuant to an effective registration statement under the Securities Act or (ii) a private equity offering of Qualified Capital Stock of the Company, other than (x) any such public or private sale to an entity that is an Affiliate of the Company prior to such sale and (y) any public offerings registered on Form S-8.

“Redeemable Capital Stock” in any Person means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including the passage of time or the happening of an event), is required to be redeemed, is redeemable at the option of the holder thereof in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, at any time prior to the Stated Maturity of the Notes; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Stock. Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Stock solely because the holders of the equity security have the right to require the Company to repurchase such equity security upon the occurrence of a change of control or an asset sale will not constitute Redeemable Capital Stock if the terms of such equity security provide that the Company may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Limitation on Restricted Payments.” The amount of Redeemable Capital Stock deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Stock or portion thereof, exclusive of accrued dividends.

“Refinancing Debt” means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of the Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that

(i) the Refinancing Debt is subordinated to the Notes to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the Notes,

(ii) the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least 91 days after the maturity date of the Notes,

(iii) the Refinancing Debt has a weighted average life to maturity at the time such Refinancing Debt is Incurred that is equal to or greater than the weighted average life to maturity of the Debt being refunded, refinanced, renewed, replaced or extended,

(iv) such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Debt being refunded, refinanced, renewed, replaced or extended and (c) the amount of customary fees, expenses and costs related to the Incurrence of such Refinancing Debt, and

(v) such Refinancing Debt is Incurred by the same Person (or its successor) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that the Company or any Guarantor may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary of the Company.

“Restricted Payment” means any of the following:

(a) any dividend or other distribution declared and paid on the Capital Stock in the Company or on the Capital Stock in any Restricted Subsidiary of the Company that are held by, or declared and paid to, any Person other than the Company or a Restricted Subsidiary of the Company (other than (i) dividends, distributions or payments made solely in Qualified Capital Stock in the Company and (ii) dividends or distributions payable to the Company or a Restricted Subsidiary of the Company or to other holders of Capital Stock of a Restricted Subsidiary on a pro rata basis);

(b) any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Stock in the Company) to purchase, redeem, acquire or retire any Capital Stock in the Company (including the conversion into, or exchange for, Debt, of any Capital Stock) other than any such Capital Stock owned by the Company or any Restricted Subsidiary;

(c) any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Stock in the Company) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, Debt of the Company or any Guarantor that is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes or Note Guarantees (excluding any Debt owed to the Company or any Restricted Subsidiary); except payments of principal and interest in anticipation of satisfying a sinking fund obligation or final maturity, in each case, within one year of the due date thereof;

(d) any Investment by the Company or a Restricted Subsidiary in any Person, other than a Permitted Investment; and

(e) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary.

“Restricted Subsidiary” means any Subsidiary that has not been designated as an “Unrestricted Subsidiary” in accordance with the Indenture.

“Sale and Leaseback Transaction” means any direct or indirect arrangement pursuant to which property is sold or transferred by the Company or a Restricted Subsidiary and is thereafter leased back by the Company or a Restricted Subsidiary.

“Significant Subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and Exchange Act, but shall not include any Unrestricted Subsidiary.

“Stated Maturity” means, when used with respect to (i) any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal amount of such Note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, limited or general partnership, limited liability company, trust, association or other business entity of which an aggregate of at least a majority of the outstanding Capital Stock therein is, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person.

“Successor Entity” means a corporation or other entity that succeeds to and continues the business of American Pacific Corporation.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including, without limitation, any fuel price caps and fuel price collar or floor agreements and similar agreements or arrangements designed to protect against or manage fluctuations in fuel prices and any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the

International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Transaction Date” has the meaning set forth in the definition of “Consolidated Fixed Charge Coverage Ratio.”

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of constant maturity United States Treasury securities (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to February 1, 2011; provided, however, that if no published maturity exactly corresponds with such date, then the Treasury Rate shall be interpolated or extrapolated on a straight-line basis from the arithmetic mean of the yields for the next shortest and next longest published maturities; provided further, however, that if the period from such redemption date to February 1, 2011, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means:

(1) any Subsidiary designated as such by the Board of Directors of the Company where (a) neither the Company nor any of its Restricted Subsidiaries (i) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or (ii) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary and (b) no default with respect to any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company and its Restricted Subsidiaries to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity; and

(2) any Subsidiary of an Unrestricted Subsidiary.

“Voting Interest” means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person.

Book-Entry, Delivery And Form

Except as set forth below, the exchange notes will be issued in registered, global form (the “Global Notes”), in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. Exchange notes will be issued promptly after the closing of the exchange offer when exchanged for the outstanding notes.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of Depository Trust Company (“DTC”) or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form. In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it, ownership of the interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes). All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither us, the Trustee nor any agent of us or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the exchange notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Crossmarket transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a Holder of exchange notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the exchange notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form (without the direction of one or more of its Participants), and to distribute such notes in certificated form to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the Trustee nor any of our or their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes and we fail to appoint a successor depositary within 90 days or (b) has ceased to be a clearing agency registered under the Exchange Act; or

(2) there shall have occurred and be continuing a Default or Event of Default with respect to the exchange notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

We will make payments in respect of the exchange notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the holder of the Global Note. We will make all payments of principal, interest and premium and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. The exchange notes represented by the Global Notes are expected to be eligible to trade in The PORTAL Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of the notes offered pursuant to this prospectus. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended, or the “Code,” regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service, or the “IRS,” and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is for general information only, and does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as partnerships, subchapter S corporations or other pass-through entities, banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, trusts and estates, dealers in stocks, securities or currencies, traders in securities that have elected to use the mark-to-market method of accounting for their securities, persons holding the notes as part of an integrated transaction, including a “straddle,” “hedge,” “constructive sale,” or “conversion transaction,” U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar, and persons subject to the alternative minimum tax provisions of the Code.

This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to holders that will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment.

This summary is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the acquisition, ownership and disposition of the notes. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of acquiring, owning and disposing of these securities, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

As used in this prospectus, the term “U.S. Holder” means a beneficial owner of the notes offered pursuant to this prospectus that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any state of the U.S. or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

As used in this prospectus, the term “Non-U.S. Holder” is a holder that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership and accordingly, this summary does not apply to partnerships. A partner of a partnership holding the notes should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition by the partnership of the notes.

Exchange Offer

Since all of the terms of the exchange notes are substantially identical to the terms of the outstanding notes, the exchange for U.S. federal income tax purposes of the outstanding notes for the exchange notes pursuant to the exchange offer will not constitute a taxable exchange. See “The Exchange Offer.” As a result, (1) a U.S. Holder will not recognize a taxable gain or loss as a result of exchanging such holder’s notes; (2) the holding period of the exchange notes will include the holding period of the notes exchanged therefor; and (3) the adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the notes exchanged therefor immediately before such exchange.

Consequences to U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to U.S. Holders of notes.

Payment of Interest.  Interest on a note generally will be included in the income of a U.S. Holder as interest income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes and will be ordinary income. The notes were not issued with “original issue discount” equal to or in excess of the statutory de minimis amount.

Notes Subject to Contingencies Including Optional Redemption.  In certain circumstances (see “Description of Exchange Notes — Optional Redemption” and “Description of Exchange Notes — Change of Control”), we may be obligated to pay amounts in excess of stated interest or principal on the notes. In addition, U.S. Holders would be entitled to receive additional interest if the registration statement is not made effective with the SEC within prescribed time periods, or if there is another registration default, as described in the registration rights agreement. According to Treasury Regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We intend to take the position that the likelihood that such payments will be made is remote and, therefore, we do not intend to treat the potential payment of these amounts as part of the yield to maturity of any note. Accordingly, we intend to take the position that if such additional interest becomes payable, such amounts will be taxable to a U.S. Holder as ordinary interest income in accordance with such holder’s method of accounting for U.S. federal income tax purposes. Our position in this regard is binding on a holder unless the holder discloses a contrary position to the IRS. However, this position is not binding on the IRS and the IRS may take a contrary position from that described above, which could affect the timing and character of both income from the notes and our deduction with respect to the potential additional payments.

Market Discount.  If a U.S. Holder purchases a note for an amount that is less than its “revised issue price,” within the meaning of Section 1278(a)(4) of the Code (generally, in the case of the notes, the issue price of the note, as determined on the purchase date) such U.S. Holder will be treated as having purchased the note at a “market discount,” unless such market discount is less than a de minimis amount (1/4 of 1 percent of the stated redemption price of the note at maturity times the number of complete years to maturity after the U.S. Holder acquires the note).

Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment on a note, or any gain realized on the sale, redemption, retirement or other disposition of a note, as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. If a U.S. Holder disposes of a note with market discount in certain otherwise non-taxable transactions, the U.S. Holder must include accrued market discount as ordinary income as if the U.S. Holder had sold the note at its then fair market value. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. Holder elects to accrue market discount on a constant yield basis. Once made, such an election may be revoked only with the consent of the IRS and, therefore, should only be made in consultation with a tax advisor.

A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant yield basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for U.S. federal income tax purposes. Such an election will apply to all debt instruments with market discount acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies and may be revoked only with the consent of the IRS. The election, therefore, should only be made in consultation with a tax advisor.

Amortizable Bond Premium.  If a U.S. Holder purchases a note for an amount that is greater than the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, such U.S. Holder will be considered to have purchased the note with “amortizable bond premium,” generally equal in amount to such excess. A U.S. Holder may elect to amortize bond premium on a note. Once made, the election applies to all taxable debt instruments then owned and thereafter acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies, and may be revoked only with the consent of the IRS. The election, therefore, should only be made in consultation with a tax advisor.

In general, a U.S. Holder amortizes bond premium by offsetting the qualified stated interest allocable to an accrual period with the bond premium allocable to the accrual period, which is determined under a constant yield method pursuant to the applicable Treasury regulations. If the bond premium allocable to an accrual period exceeds the qualified stated interest allocable to such period, the excess is treated by the U.S. Holder as a bond premium deduction. The bond premium deduction for each accrual period is limited to the amount by which the U.S. Holder’s total interest inclusions on the debt instrument in prior accrual periods exceed the total amount treated by such U.S. Holder as a bond premium deduction on the debt instrument in prior accrual periods. Any amounts not deductible in an accrual period may be carried forward to the next accrual period and treated as bond premium allocable to that period.

Election to Include All Interest in Income Using a Constant Yield Method.  All U.S. Holders may generally, upon election, include in income all interest (including stated interest, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium) that accrues on a note by using a constant yield, subject to certain limitations and exceptions. Because this election will affect how the U.S. Holder treats debt instruments other than the notes, it should be made only in consultation with a tax advisor.

Sale, Exchange, or Retirement of Notes.  Upon the sale, exchange, retirement, or other disposition of a note (other than for registered notes pursuant to the exchange offer described below or another tax-free transaction), a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the note. A U.S. Holder’s adjusted tax basis in a note will generally be the cost of the note to such U.S. Holder, decreased by the amount of any principal payments received in respect of the note. Gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. Holder before January 1, 2011 is generally subject to tax at a maximum rate of 15%. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Consequences to Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of notes.

Payments of Interest.  Under current U.S. federal income tax law and subject to the discussion below concerning backup withholding, principal and interest payments that are received from us or our agent and that are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply, generally will not be subject to U.S. federal income or withholding tax, except as provided below. Interest may be subject to a 30% withholding tax (or reduced rate under an applicable treaty, if any) if:

•	a Non-U.S. Holder actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	a Non-U.S. Holder is a “controlled foreign corporation” for U.S. federal income tax purposes that is related to us (directly or indirectly) through stock ownership;

•	a Non-U.S. Holder is a bank extending credit pursuant to a loan agreement in the ordinary course of its trade or business;

•	the interest payments on the note are determined by reference to the income, profits, changes in the value of property or other attributes of the debtor or a related party (other than payments that are based on the value of a security or index of securities that are, and will continue to be, actively traded within the meaning of Section 1092(d) of the Code, and that are not nor will be a “United States real property interest” as described in Section 897(c)(1) or 897(g) of the Code); or

•	the Non-U.S. Holder does not satisfy the certification requirements described below.

A Non-U.S. Holder generally will satisfy the certification requirements if either: (A) the Non-U.S. Holder certifies to us or our agent, under penalties of perjury, that it is not a United States person and provides its name and address (which certification may generally be made on an IRS Form W-8BEN, or a successor form), or (B) a securities clearing organization, bank, or other financial institution that holds customer securities in the ordinary course of its trade or business (a “financial institution”) and holds the note certifies to us or our agent under penalties of perjury that either it or another financial institution has received the required statement from the Non-U.S. Holder certifying that it is not a United States person and furnishes us with a copy of the statement.

Payments not meeting the requirements set forth above and thus subject to withholding of U.S. federal income tax may nevertheless be exempt from withholding (or subject to withholding at a reduced rate) if the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty, or IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business within the United States as discussed below. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange, or Retirement of Notes.  A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any capital gain or market discount realized on the sale, exchange, retirement or other disposition of notes, provided that: (a) the gain is not effectively connected with the conduct of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply, and (b) in the case of a Non-U.S. Holder that is an individual, the Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of the note. An individual Non-U.S. Holder who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition of a note, and if certain other conditions are met, will be subject to U.S. federal income tax at a rate of 30% on the gain realized on the sale, exchange or other disposition of such note.

Income Effectively Connected with a Trade or Business within the United States.  If a Non-U.S. Holder of a note is engaged in the conduct of a trade or business within the United States and if interest on the note, or gain realized on the sale, exchange or other disposition of the note, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from U.S. federal withholding tax (provided that the certification requirements discussed above are satisfied), will generally be subject to U.S. federal income tax on such interest or gain on a net income basis in the same manner as if it were a U.S. Holder. Non-U.S. Holders should read the material under the heading “— Consequences to U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments.

Backup Withholding and Information Reporting

In general, in the case of a U.S. Holder, other than certain exempt holders, we and other payors are required to report to the IRS all payments of principal and interest on the notes. In addition, we and other payors generally are required to report to the IRS any payment of proceeds of the sale of a note before maturity. Additionally, backup withholding generally will apply to any payments if a U.S. Holder fails to provide an accurate taxpayer identification number and certify that the taxpayer identification number is correct, the U.S. Holder is notified by the IRS that it has failed to report all interest required to be shown on its U.S. federal income tax returns, or U.S. Holder does not certify that it has not underreported its interest and dividend income. If applicable, backup withholding will be imposed at a current rate of 28%. This rate is scheduled to increase to 31% after 2010.

In the case of a Non-U.S. Holder, backup withholding and information reporting will not apply to payments made if the Non-U.S. Holder provides the required certification that it is not a United States person, or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor or withholding agent does not have actual knowledge that the holder is a United States person, or that the conditions of any exemption are not satisfied. However, payments of interest on the notes are required to be reported on IRS Form 1042-S even if the payments are not otherwise subject to information reporting. In addition, payments of the proceeds from the sale of a note to or through a foreign office of a broker or the foreign office of a custodian, nominee, or other dealer acting on behalf of a holder generally will not be subject to information reporting or backup withholding. However, if the broker, custodian, nominee, or other dealer is a United States person, the government of the United States or the government of any state or political subdivision of any state, or any agency or instrumentality of any of these governmental units, a controlled foreign corporation for U.S. federal income tax purposes, a foreign partnership that is either engaged in a trade or business within the United States or whose U.S. partners in the aggregate hold more than 50% of the income or capital interest in the partnership, a foreign person 50% or more of whose gross income for a certain period is effectively connected with a trade or business within the United States, or a U.S. branch of a foreign bank or insurance company, information reporting (but not backup withholding) generally will be required with respect to payments made to a holder unless the broker, custodian, nominee, or other dealer has documentation of the holder’s foreign status and the broker, custodian, nominee, or other dealer has no actual knowledge to the contrary.

Payment of the proceeds from a sale of a note to or through the U.S. office of a broker is subject to information reporting and backup withholding, unless the holder certifies as to its non-U.S. person status or otherwise establishes an exemption from information reporting and backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will amend or supplement this prospectus in order to expedite or facilitate the disposition of any exchange notes by such broker-dealers. In addition, until [          ], 2007, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds in connection with the exchange offer or from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale. These resales may be made at market prices prevailing at the time of resale, at prices related to these prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on the resale of exchange notes and any commission or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. Any such broker-dealer must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the exchange notes. By delivering a prospectus, however, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

Furthermore, any broker-dealer that acquired any of its outstanding notes directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

For a period of 180 days after the expiration date of the exchange offer we will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the performance of our obligations in relation to the exchange offer other than commissions or concessions of any brokers or dealers, underwriting discounts or transfer taxes, if any, relating to the sale or disposition of the exchange notes by a holder. We will indemnify the holders of the outstanding notes against certain liabilities, including liabilities under the Securities Act.

Prior to the exchange offer, there has not been any public market for the outstanding notes. The outstanding notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for exchange notes by holders who are entitled to participate in this exchange offer. The holders of outstanding notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, who are not eligible to participate in the exchange offer are entitled to certain registration rights, and we may be required to file a shelf registration statement with respect to the outstanding notes. The exchange notes will constitute a new issue of securities with no established trading market. We do not intend to list the exchange notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer and the pendency of any shelf registration statements. Accordingly, no assurance can be given that an active public or other market will develop for the exchange notes or as to the liquidity of the trading market for the exchange notes. If a trading market does not develop or is not maintained, holders of the exchange notes may experience difficulty in reselling the exchange notes or may be unable to sell them at all. If a market for the exchange notes develops, any such market may be discontinued at any time.

LEGAL MATTERS

The validity of the exchange notes and certain guarantees will be passed upon for us by Morrison & Foerster LLP, San Francisco, California. The validity of certain guarantees under Nevada law will be passed upon for us by Santoro, Driggs, Walch, Kearney, Holley & Thompson, Las Vegas, Nevada.

EXPERTS

The consolidated financial statements as of September 30, 2006 and 2005, and for each of the three fiscal years ended September 30, 2006, incorporated by reference into this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123 (Revised), “Share-Based Payment,” and an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities”) incorporated by reference herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Aerojet Fine Chemicals LLC appearing in American Pacific Corporation’s Current Report (Form 8-K/A Amendment No. 1) dated February 13, 2006 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INFORMATION ON EXCHANGE OFFER

All tendered outstanding notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

The exchange agent for the exchange offer is:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By Registered or Certified Mail, Overnight Delivery, or
Hand Delivery:

Wells Fargo Bank, National Association
Corporate Trust Department
707 Wilshire Blvd., 17th Floor
Los Angeles, CA 90017
Attention: Maddy Hall, Assistant Vice President
By Facsimile Transmission: (213) 614-3355 Confirm by Telephone: (213) 614-2588

(Originals of all documents submitted by facsimile should be sent promptly by hand, overnight courier, or registered or certified mail).

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference into this prospectus in connection with the exchange offer covered by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the company. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the company since the dates as of which information is given in this prospectus. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

$110,000,000

American Pacific Corporation

Offer to Exchange
Up to $110,000,000 aggregate principal amount of
9% Senior Notes due 2015 that have been registered under the Securities Act of 1933, as amended

For
An equal aggregate principal amount of
Outstanding 9% Senior Notes due 2015

PROSPECTUS

Dated          , 2007

Dealer Prospectus Delivery Obligation

Until          , 2008 (180 days after the expiration date of this exchange offer) all brokers and dealers effecting transactions in the exchange notes, whether or not participating in this exchange offer, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

American Pacific Corporation (Delaware), Ampac-ISP Corp.

Section 145 of the General Corporation Law of the State of Delaware, or DGCL, empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

The Company’s and Ampac-ISP Corp.’s Certificate of Incorporation also provide that, pursuant to Delaware law, its directors shall not be liable for monetary damages to the respective corporation and its stockholders for a breach of their fiduciary duties as directors. Liability is not eliminated for (i) any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or stock purchase or redemptions pursuant to Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit.

The Company’s Certificate of Incorporation and Amended and Restated Bylaws and Ampac-ISP Corp.’s Bylaws provide for mandatory indemnification of their directors and officers to the maximum extent permitted by the DGCL. The Company has also entered into indemnification agreements with each of its directors. The indemnification agreements provide that the directors will be indemnified to the fullest extent permitted by applicable law against all expenses (including attorneys’ fees), judgments, fines and amounts reasonably paid or incurred by them for settlement in any threatened, pending or completed action, suit or proceeding, including any derivative action, on account of their services as a director of the Company. No indemnification will be provided under the indemnification agreements, however, to any director in certain limited circumstances, including with respect to expenses or liabilities paid by insurance or arising from purchases or sales of securities in violation of Section 16(b) of the Exchange Act. To the extent the provisions of the indemnification agreements exceed the indemnification permitted by applicable law, such provision may be unenforceable or may be limited to the extent they are found by a court of competent jurisdiction to be contrary to pubic policy.

Furthermore, the Company’s and Ampac-ISP Corp.’s Bylaws provide that expenses incurred by a director or officer in defending a proceeding must be paid by the corporation in advance of the final disposition of such proceeding. However, if required by the DGCL, such expenses will be advanced only if such director or officer deliver to the corporation an undertaking that he or she will repay the amount advanced if it is ultimately determined that he or she is not entitled to be indemnified by the corporation.

American Pacific Corporation (Nevada), American Azide Corporation and Ampac Farms, Inc.

Each of American Pacific Corporation, American Azide Corporation and Ampac Farms, Inc. is a corporation organized under the laws of the state of Nevada.

Section 78.138 of the Nevada Revised Statutes (“NRS”) provides that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as a director or officer and his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The articles of incorporation of a Nevada corporation may, however, provide for greater individual liability. Furthermore, directors may be jointly and severally liable for the payment of certain distributions in violation of Chapter 78 of the NRS.

Section 78.7502 of the NRS also provides that under certain circumstances, a corporation may indemnify any person for amounts incurred in connection with a pending, threatened or completed action, suit or proceeding in which he is, or is threatened to be made, a party by reason of his being a director or officer of the corporation or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such person (a) is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of law or such greater standard imposed by the corporation’s articles of incorporation; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Additionally, a corporation may indemnify a director or officer with respect to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, under the same conditions, provided however that, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court to be liable to the corporation or for amounts paid in settlement to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, the corporation must indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

The articles of incorporation of each of the Nevada corporations provides generally that, to the fullest extent permitted by applicable law, that Nevada corporations may indemnify any current or former director, officer, employee or agent; or any person who may have served at that Nevada corporation’s request as a director, officer, employee or agent of another corporation in which it owns shares of capital stock or of which it is a creditor; against expenses (including attorneys’ fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by him or her in connection with the defense or settlement of any action, suit or proceeding, civil or criminal, to which he or she is made a party, by reason of being or having been a director, officer, employee or agent of that Nevada corporation, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such Nevada corporation. The articles of incorporation of these corporations also allow indemnification as authorized by any bylaw or resolution adopted by that Nevada corporation’s board of directors.

American Pacific Corporation (Nevada)’s bylaws provide for mandatory indemnification of its directors and officers to the maximum extent permitted by the NRS.

The bylaws of each of American Azide Corporation and Ampac Farms, Inc. authorize indemnification of current or former directors and officers, or officers and directors who may have served at its request as a director, officer, employee or agent of certain other entities against expenses (including attorney’s fees), judgments, fines, excise taxes, and amounts paid in settlement actually and reasonably incurred by such party in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of that corporation, and with respect to any criminal action, had no reasonably cause to believe his or her conduct was unlawful; provided, however, that if the indemnified party has been successful on the merits in defense of any action, he or she must be indemnified without the necessity of a determination that he or she has met the standards of conduct referenced above. These bylaws further authorize indemnification of current or former directors and officers or officers and directors who may have served at a its request as a director, officer, employee or agent of certain other entities against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of any action by or in the right of the corporation to procure a judgment in its favor if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification should be made in respect of any claim as to which such person is or has been adjudged to be liable for gross negligence or intentional misconduct unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. These bylaws also provide that that the expenses of such person incurred in defending a proceeding must be paid by the corporation as an advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of such person to repay the amount if it is ultimately determined by the corporation that such person is not entitled to be indemnified.

Energetic Additives Inc., LLC

Energetic Additives Inc., LLC (“Energetic Additives”) is a limited liability company organized under the laws of the state of Nevada.

Section 86.411 of the NRS provides that in proceedings by third parties, a limited liability company may indemnify any person made a party (or who is threatened to be made a party) to a proceeding (including any pending, completed or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative) because such person is or was a manager, member, employee or agent of the limited liability company (or was serving in a similar capacity for another entity at the request of the limited liability company). Such indemnification may be for expenses, including attorney’s fees, judgments, fines and amounts paid in settlement by such person in connection with the proceeding, so long as such person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the limited liability company (and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful). Pursuant to Section 86.421 of the NRS, the limited liability company may indemnify a manager, member, employee or agent of the limited liability company (or a person serving in a similar capacity for another entity at the request of the limited liability company) in an action by or in the right of the limited liability company under the same conditions as a third-party action against expenses, including amounts paid in settlement and attorney’s fees, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the limited liability company.

Pursuant to Section 86.431 of the NRS, to the extent that a manager, member, employee or agent of a limited liability company has been successful on the merits or otherwise in defense of any proceeding under Sections 86.411 or 86.421 of the NRS, or in defense of any related matter, the limited liability company must indemnify such person against expenses, including attorney’s fees, actually and reasonably incurred by him or her in connection with the defense. Any indemnification under Section 86.411 and 86.421 of the NRS, unless ordered by a court or advanced pursuant to Section 86.441 of the NRS, may be made by the limited liability company only as authorized in the specific case upon a determination that indemnification of the manager, member, employee or agent is proper in the circumstances.

Pursuant to its Articles of Organization, Energetic Additives shall hold harmless and indemnify any manager or member against any and all of the following expenses: (a) attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by a manager or a member in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of Energetic Additives) to which any manager or member is, was, or at any time becomes a manager, member, employee or agent of Energetic Additives or is or was serving or at any time serves at the request of Energetic Additives as a director, officer, partner, employee, manager, member or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise; and (b) any other expenses for which indemnification of a manager or member is permitted under the NRS. Furthermore, Energetic Additives must advance expenses incurred by managers and members in defending any claim, demand, action, suit or proceeding prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by Energetic Additives of an undertaking by or on behalf of such manager or member to repay such amount if it is ultimately determined that such manager or member is not entitled to be indemnified by the Company.

The Operating Agreement of Energetic Additives provides that the limited liability company is authorized to indemnify its manager to the fullest extent permitted by its Articles of Organization and the laws of the State of Nevada.

Ampac Fine Chemicals LLC

Ampac Fine Chemicals LLC (“AFC”) is a limited liability company organized under the laws of the state of California and governed by the Beverly-Killea Limited Liability Company Act (“BKLLCA”), or Section 17000 et seq. of the California Corporations Code.

Section 17155 of the BKLLCA empowers a California limited liability company to indemnify any person, including, without limitation, any manager, member, officer, employee, or agent of the limited liability company, against judgments, settlements, penalties, fines or expenses of any kind incurred as a result of acting in that capacity, except that indemnification of managers for a breach of any fiduciary duty owed to the limited liability company and its members is not permitted under the BKLLCA.

Article 12 of the Limited Liability Company Agreement of AFC provides, among other things, that to the fullest extent permitted by applicable law, AFC shall indemnify and defend the member and the affiliate of the member; the director; any officer, director, stockholder, partner or other employee of the member and its affiliates; and any officer, employee or expressly authorized agent of AFC or its affiliates; against any loss, damage or claim incurred by such person by reason of any act or omission (whether or not constituting negligence) performed or omitted by such person in good faith on behalf of AFC and in a manner reasonably believed to be within the scope of authority conferred on such person, except that no such person (other than the member by reason of gross negligence) is entitled to indemnification in respect of any loss, damage or claim incurred by such person by reason of gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity shall be provided out of AFC’s assets only and no person shall have any personal liability on account thereof. Furthermore, to the extent permitted by applicable law, AFC, from time to time, must advance expenses incurred by such person in defending any claim, demand, action, suit or proceeding prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by AFC of an undertaking by or on behalf of such person to repay such amount if it is determined that such person is not entitled to be indemnified.

Director’s and Officer’s Liability Insurance

The Company maintains a directors’ and officers’ insurance policy, which insures the directors and officers of each of the above entities against losses arising from claims for certain acts by the directors or officers in their respective capacities as such, or to the extent that the entity has indemnified such directors or officers for such losses under the entity’s articles of incorporation, limited liability agreement, partnership agreement or bylaws, by contract or otherwise pursuant to applicable law.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
No	Description

2.1	Purchase Agreement, dated January 30, 2007, by and among American Pacific Corporation, certain subsidiaries thereof and Wachovia Capital Markets, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated February 6, 2007).
2.2	Purchase Agreement, dated as of July 12, 2005, by and among Aerojet Fine Chemicals LLC, Aerojet-General Corporation and American Pacific Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated July 12, 2005).

Exhibit
No		Description

2.3		First Amendment to Purchase Agreement, dated November 30, 2005, by and among American Pacific Corporation, Aerojet Fine Chemicals LLC and Aerojet-General Corporation (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
2.4		Assignment and Assumption Agreement, dated October 22, 2005, by and between American Pacific Corporation and Ampac Fine Chemicals LLC (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
2.5		Amended and Restated Assignment and Assumption Agreement, dated November 30, 2005, by and between American Pacific Corporation and Ampac Fine Chemicals LLC (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
2.6		Unconditional Guaranty of Payment and Performance, dated November 30, 2005, for the benefit of Aerojet-General Corporation and Aerojet Fine Chemicals, LLC (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
3.1		Registrant’s Restated Certificate of Incorporation (incorporated by reference to Exhibit 3A to the Company’s Registration Statement on Form S-14 (File No. 2-70830)).
3.2		Registrant’s By-Laws (incorporated by reference to Exhibit 3B to the Company’s Registration Statement on Form S-14 (File No. 2-70830)).
3.3		Amendments to Registrant’s By-Laws (incorporated by reference to Item 5 of the Company’s Current Report on Form 8-K, dated November 9, 1999).
3.4		Articles of Amendment to Registrant’s Restated Certificate of Incorporation, as filed with the Secretary of State, State of Delaware, on October 7, 1991 (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 (File No. 33-52196).
3.5		Articles of Amendment to Registrant’s Restated Certificate of Incorporation, as filed with the Secretary of State, State of Delaware, on April 21, 1992 (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3 (File No. 33-52196)).
3.6		Certificate of Amendment of Registrant’s By-Laws (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated September 18, 2006).
3.7		Articles of Organization of Energetic Systems Inc., LLC, (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003 (the “2003 10-K”)).
3.8		Operating Agreement of Energetic Systems Inc., LLC (incorporated by reference to Exhibit 10.13 to the 2003 10-K).
3	.9*	Articles of Incorporation of American Pacific Corporation, a Nevada corporation.
3	.10*	Bylaws of American Pacific Corporation, a Nevada corporation.
3	.11*	Articles of Incorporation of American Azide Corporation
3	.12*	Bylaws of American Azide Corporation
3	.13*	Articles of Incorporation of Ampac Farms, Inc.
3	.14*	Bylaws of Ampac Farms, Inc.
3	.15*	Certificate of Incorporation of Ampac-ISP Corp.
3	.16*	Bylaws of Ampac-ISP Corp.
3	.17*	Articles of Organization of Energetic Additives Inc., LLC
3	.18*	Certificate of Amendment of Articles of Organization of Energetic Additives Inc., LLC
3	.19*	Operating Agreement of Energetic Additives Inc., LLC
3	.20*	Articles of Organization of Ampac Fine Chemicals LLC
3	.21*	Limited Liability Company Agreement of Ampac Fine Chemicals LLC
3	.22*	Amendment to the Limited Liability Company Agreement of Ampac Fine Chemicals LLC

Exhibit
No		Description

4.1		Form of 9% Senior Note due 2015 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated February 6, 2007).
4.2		Indenture, dated as of February 6, 2007, by and among American Pacific Corporation, certain subsidiaries thereof and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, dated February 6, 2007).
4.3		American Pacific Corporation 1997 Stock Option Plan (the “1997 Plan”) (incorporated by reference to Exhibit 4.1 to the Company’s Form S-8 (File No. 333-53449), filed May 22, 1998).
4.4		Form of Option Agreement under the 1997 Plan (incorporated by reference to Exhibit 4.2 to the Company’s Form S-8 (File No. 333-53449), filed May 22, 1998).
4.5		American Pacific Corporation 2001 Amended and Restated Stock Option Plan (the “2001 Plan”) (incorporated by reference to Exhibit 4.1 to the Company’s Form S-8 (File No. 333-104732), filed April 24, 2003).
4.6		Form of Option Agreement under the 2001 Plan (incorporated by reference to Exhibit 4.3 to the Company’s Form S-8 (File No. 333-104732), filed April 24, 2003).
4.7		Form of Rights Agreement, dated as of August 3, 1999, between American Pacific Corporation and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A, dated August 6, 1999).
4.8		Form of Letter to Stockholders with copies of Summary of Rights to Purchase Preference Shares (incorporated by reference to Exhibit 2 to the Company’s Registration Statement on Form 8-A, dated August 6, 1999).
4.9		Amended and Restated 2002 Directors’ Stock Option Plan (the “2002 Plan”) (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated September 13, 2005).
4.10		Form of Option Agreement under the 2002 Plan (incorporated by reference to Exhibit 4.4 to the Company’s Form S-8 (File No. 333-104732), filed April 24, 2003).
5	.1*	Opinion of Morrison & Foerster LLP.
5	.2*	Opinion of Santoro, Driggs, Walch, Kearney, Holley & Thompson
10.1		Employment agreement dated January 1, 2002, between American Pacific Corporation and David N. Keys (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (the “2002 10-K”).
10.2		Employment agreement dated January 1, 2002, between American Pacific Corporation and John R. Gibson (incorporated by reference to Exhibit 10.2 to the Company’s 2002 10-K).
10.3		Employment Agreement, dated December 1, 2005, by and between American Pacific Corporation and Seth Van Voorhees (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
10.4		Interim agreement between the Company and Dana M. Kelley, as acting Chief Financial Officer dated March 27, 2006 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006).
10.5		Employment agreement dated October 15, 2006, between the Company and Joseph Carleone (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006).
10.6		Notice of Eligibility for Dr. Aslam Malik under AMPAC Fine Chemicals LLC Severance Pay Plan, dated January 24, 2007 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
10.7		AMPAC Fine Chemicals LLC Severance Pay Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

Exhibit
No	Description

10.8	Form of Indemnification Agreement between American Pacific Corporation and all Directors of American Pacific Corporation (incorporated by reference to Exhibit 3.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000).
10.9	Amended and Restated American Pacific Corporation Defined Benefit Pension Plan (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 1999 (the “1999 10-K”)).
10.10	Amended and Restated American Pacific Corporation Supplemental Executive Retirement Plan effective January 1, 1999 (incorporated by reference to Exhibit 10.5 to the 1999 10-K).
10.11	Trust Agreement for the Amended and Restated American Pacific Corporation Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.6 to the 1999 10-K).
10.12	Lease Agreement between 3770 Hughes Parkway Associates Limited Partnership and American Pacific Corporation, dated July 31, 1990 (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-2 (File No. 33-36664) (the “1990 S-2”).
10.13	Limited Partnership Agreement of 3770 Hughes Parkway Associates, Limited Partnership (incorporated by reference to Exhibit 10.23 to the 1990 S-2).
10.14	Cooperation and Stock Option Agreement dated as of July 4, 1990, by and between Dynamit Nobel AG and American Pacific Corporation, including exhibits thereto (incorporated by reference to Exhibit 10.24 to the 1990 S-2).
10.15	Long-Term Pricing Agreement dated as of December 12, 1997, between Thiokol Corporation-Propulsion and American Pacific Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998).
10.16	Modification No. 1 dated September 13, 2000, to Long-Term Pricing Agreement between Thiokol Propulsion and American Pacific Corporation (incorporated by reference to Exhibit 10.14 to the 2000 10-K).
10.17	Partnershipping Agreement between Alliant Techsystems Incorporated (“Alliant”) and Western Electrochemical Company and letter dated November 24, 1997, from American Pacific Corporation to Alliant and revised Exhibit B with respect thereto (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998).
10.18	First Lien Credit Agreement, dated November 30, 2005, by and among American Pacific Corporation as borrower, the domestic subsidiaries of American Pacific Corporation as guarantors, Wachovia Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, and certain lending parties specified therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
10.19	Second Lien Credit Agreement, dated November 30, 2005, by and among American Pacific Corporation as borrower, the domestic subsidiaries of American Pacific Corporation as guarantors, Wachovia Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, and certain lending parties specified therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated November 30, 2005).

Exhibit
No		Description

10.20		The Intercreditor Agreement, dated as of November 30, 2005, by and among American Pacific Corporation, the domestic subsidiaries of American Pacific Corporation as may time to time party become a party therein and Wachovia Bank, National Association, in its capacity as administrative agent for the First Lien Obligations, Wachovia Bank, National Association, in its capacity as administrative agent for the Second Lien Obligations and Wachovia Bank, National Association, in its capacity as control agent for the First Lien Administrative Agent and the Second Lien Administrative Agent (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
10.21		American Pacific Corporation Subordinated Promissory Note, dated November 30, 2005, in the principal amount of $25,500,000 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
10.22		Ground Lease, dated November 30, 2005, by and between Aerojet-General Corporation and Ampac Fine Chemicals LLC (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
10.23		Modification #3 to the Thiokol Long Term Pricing Agreement dated April 5, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006).
10.24		Master International Swaps and Derivatives Association (“ISDA”) Agreement, between the Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006)
10.25		Schedule No. 1 to Master ISDA Agreement, between the Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006).
10.26		Schedule No. 2 to Master ISDA Agreement, between the Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006).
10.27		Ampac Fine Chemicals LLC Pension Plan for Bargaining Employees (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006).
10.28		Ampac Fine Chemicals LLC Pension Plan for Salaried Employees (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006).
10.29		Amended and Restated Credit Agreement, dated as of February 6, 2007, by and among American Pacific Corporation, certain subsidiaries thereof, the lenders party thereto, Wachovia Bank, National Association and Bank of America N.A. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated February 6, 2007).
10.30		Registration Rights Agreement, dated as of February 6, 2007, by and among American Pacific Corporation, certain subsidiaries thereof and Wachovia Capital Markets, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated February 6, 2007).
12	.1*	Statement of Computation of Consolidated Ratio of Earnings to Fixed Charges.
21.1		Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006).
23	.1*	Consent of Deloitte & Touche LLP.
23	.2*	Consent of Ernst & Young LLP.
23	.3*	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).
23	.4*	Consent of Santoro, Driggs, Walch, Kearney, Holley & Thompson (included in Exhibit 5.2).
24	.1*	Powers of Attorney (included on the signature pages).

Exhibit
No		Description

25	.1*	Form T-1 Statement of Eligibility of Wells Fargo Bank, National Association to act as Trustee under the Indenture.
99	.1*	Form of Letter of Transmittal.
99	.2*	Form of Exchange Agent Agreement.
99	.3*	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (included in Exhibit 99.1).
99	.4*	Form of Notice of Guaranteed Delivery.
99	.5*	Form of Letter to Clients.
99	.6*	Form of Letter to Brokers, Dealers and Other Nominees.

*	Filed herewith.

†	To be filed by amendment.

Item 22.	Undertakings

Each of the undersigned registrants hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Each of the undersigned registrants hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of American Pacific Corporation’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Each of the undersigned registrants hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

Each of the registrants undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of each registrant pursuant to the foregoing provisions, or otherwise, each registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by each registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

Each of the undersigned registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on July 5, 2007.

AMERICAN PACIFIC CORPORATION,
a Delaware corporation

By:	/s/ John R. Gibson
John R. Gibson
Chairman and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John R. Gibson and Dana M. Kelley as his or her true and lawful attorneys-in-fact and agents with the powers of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) of this S-4, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or his and her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title

/s/ John R. Gibson John R. Gibson	Chairman and Chief Executive Officer (Principal Executive Officer)	July 5, 2007

/s/ Dana M. Kelley Dana M. Kelley	Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	July 5, 2007

/s/ Joseph Carleone, Ph.D Joseph Carleone, Ph.D	Director, President and Chief Operating Office	July 5, 2007

/s/ Fred D. Gibson, Jr. Fred D. Gibson, Jr.	Director	July 5, 2007

/s/ Jan H. Loeb Jan H. Loeb	Director	July 5, 2007

/s/ Berlyn D. Miller Berlyn D. Miller	Director	July 5, 2007

/s/ Norval F. Pohl, Ph.D Norval F. Pohl, Ph.D	Director	July 5, 2007

/s/ C. Keith Rooker C. Keith Rooker	Director	July 5, 2007

/s/ Dean M. Willard Dean M. Willard	Director	July 5, 2007

/s/ Jane L. Williams Jane L. Williams	Director	July 5, 2007

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on July 5, 2007.

AMERICAN PACIFIC CORPORATION,
a Nevada corporation

By:	/s/ John R. Gibson
John R. Gibson
President

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John R. Gibson and Dana M. Kelley as his true and lawful attorneys-in-fact and agents with the powers of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) of this S-4, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ John R. Gibson John R. Gibson	President and Director (Principal Executive Officer)	July 5, 2007

/s/ Dana M. Kelley Dana M. Kelley	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	July 5, 2007

/s/ Fred D. Gibson, Jr. Fred D. Gibson, Jr.	Director	July 5, 2007

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on July 5, 2007.

AMERICAN AZIDE CORPORATION,
a Nevada corporation

By:	/s/ John R. Gibson
John R. Gibson
President

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John R. Gibson and Dana M. Kelley as his true and lawful attorneys-in-fact and agents with the powers of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) of this S-4, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ John R. Gibson John R. Gibson	President and Director (Principal Executive Officer)	July 5, 2007

/s/ Dana M. Kelley Dana M. Kelley	Treasurer (Principal Financial and Accounting Officer)	July 5, 2007

/s/ Fred D. Gibson, Jr. Fred D. Gibson, Jr.	Director	July 5, 2007

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on July 5, 2007.

AMPAC FARMS, INC.,
a Nevada corporation

By:	/s/ John R. Gibson
John R. Gibson
President

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John R. Gibson and Dana M. Kelley as his true and lawful attorneys-in-fact and agents with the powers of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) of this S-4, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ John R. Gibson John R. Gibson	President and Director (Principal Executive Officer)	July 5, 2007

/s/ Dana M. Kelley Dana M. Kelley	Treasurer (Principal Financial and Accounting Officer)	July 5, 2007

/s/ Fred D. Gibson, Jr. Fred D. Gibson, Jr.	Director	July 5, 2007

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on July 5, 2007.

AMPAC-ISP CORP.,
a Delaware corporation

By:	/s/ John R. Gibson
John R. Gibson
President

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John R. Gibson and Dana M. Kelley as his true and lawful attorneys-in-fact and agents with the powers of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) of this S-4, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ John R. Gibson John R. Gibson	President and Director (Principal Executive Officer)	July 5, 2007

/s/ Dana M. Kelley Dana M. Kelley	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	July 5, 2007

/s/ Fred D. Gibson, Jr. Fred D. Gibson, Jr.	Director	July 5, 2007

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on July 5, 2007.

ENERGETIC ADDITIVES INC., LLC,
a Nevada limited liability company

By:	/s/ Dana M. Kelley
Dana M. Kelley
Manager

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Dana M. Kelley Dana M. Kelley	Manager (Principal Executive Officer and Principal Financial and Accounting Officer) Director	July 5, 2007

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on July 5, 2007.

AMPAC FINE CHEMICALS LLC,
a California limited liability company

By:	/s/ Aslam Malik
Aslam Malik
President

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John R. Gibson and Dana M. Kelley as his true and lawful attorneys-in-fact and agents with the powers of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) of this S-4, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Aslam Malik Aslam Malik	President (Principal Executive Officer)	July 5, 2007

/s/ Paul A. Kane Paul A. Kane	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 5, 2007

/s/ John R. Gibson John R. Gibson	Director	July 5, 2007

Exhibit Index

Exhibit
No.	Description

2.1	Purchase Agreement, dated January 30, 2007, by and among American Pacific Corporation, certain subsidiaries thereof and Wachovia Capital Markets, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated February 6, 2007).
2.2	Purchase Agreement, dated as of July 12, 2005, by and among Aerojet Fine Chemicals LLC, Aerojet-General Corporation and American Pacific Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated July 12, 2005).
2.3	First Amendment to Purchase Agreement, dated November 30, 2005, by and among American Pacific Corporation, Aerojet Fine Chemicals LLC and Aerojet-General Corporation (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
2.4	Assignment and Assumption Agreement, dated October 22, 2005, by and between American Pacific Corporation and Ampac Fine Chemicals LLC (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
2.5	Amended and Restated Assignment and Assumption Agreement, dated November 30, 2005, by and between American Pacific Corporation and Ampac Fine Chemicals LLC (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
2.6	Unconditional Guaranty of Payment and Performance, dated November 30, 2005, for the benefit of Aerojet-General Corporation and Aerojet Fine Chemicals, LLC (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
3.1	Registrant’s Restated Certificate of Incorporation (incorporated by reference to Exhibit 3A to the Company’s Registration Statement on Form S-14 (File No. 2-70830)).
3.2	Registrant’s By-Laws (incorporated by reference to Exhibit 3B to the Company’s Registration Statement on Form S-14 (File No. 2-70830)).
3.3	Amendments to Registrant’s By-Laws (incorporated by reference to Item 5 of the Company’s Current Report on Form 8-K, dated November 9, 1999).
3.4	Articles of Amendment to Registrant’s Restated Certificate of Incorporation, as filed with the Secretary of State, State of Delaware, on October 7, 1991 (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 (File No. 33-52196).
3.5	Articles of Amendment to Registrant’s Restated Certificate of Incorporation, as filed with the Secretary of State, State of Delaware, on April 21, 1992 (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3 (File No. 33-52196)).
3.6	Certificate of Amendment of Registrant’s By-Laws (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated September 18, 2006).
3.7	Articles of Organization of Energetic Systems Inc., LLC, (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003 (the “2003 10-K”)).
3.8	Operating Agreement of Energetic Systems Inc., LLC (incorporated by reference to Exhibit 10.13 to the 2003 10-K).
3.9*	Articles of Incorporation of American Pacific Corporation, a Nevada corporation.
3.10*	Bylaws of American Pacific Corporation, a Nevada corporation.
3.11*	Articles of Incorporation of American Azide Corporation
3.12*	Bylaws of American Azide Corporation
3.13*	Articles of Incorporation of Ampac Farms, Inc.
3.14*	Bylaws of Ampac Farms, Inc.
3.15*	Certificate of Incorporation of Ampac-ISP Corp.
3.16*	Bylaws of Ampac-ISP Corp.
3.17*	Articles of Organization of Energetic Additives Inc., LLC

Exhibit
No.	Description

3.18*	Certificate of Amendment of Articles of Organization of Energetic Additives Inc., LLC
3.19*	Operating Agreement of Energetic Additives Inc., LLC
3.20*	Articles of Organization of Ampac Fine Chemicals LLC
3.21*	Limited Liability Company Agreement of Ampac Fine Chemicals LLC
3.22*	Amendment to the Limited Liability Company Agreement of Ampac Fine Chemicals LLC
4.1	Form of 9% Senior Note due 2015 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated February 6, 2007).
4.2	Indenture, dated as of February 6, 2007, by and among American Pacific Corporation, certain subsidiaries thereof and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, dated February 6, 2007).
4.3	American Pacific Corporation 1997 Stock Option Plan (the “1997 Plan”) (incorporated by reference to Exhibit 4.1 to the Company’s Form S-8 (File No. 333-53449), filed May 22, 1998).
4.4	Form of Option Agreement under the 1997 Plan (incorporated by reference to Exhibit 4.2 to the Company’s Form S-8 (File No. 333-53449), filed May 22, 1998).
4.5	American Pacific Corporation 2001 Amended and Restated Stock Option Plan (the “2001 Plan”) (incorporated by reference to Exhibit 4.1 to the Company’s Form S-8 (File No. 333-104732), filed April 24, 2003).
4.6	Form of Option Agreement under the 2001 Plan (incorporated by reference to Exhibit 4.3 to the Company’s Form S-8 (File No. 333-104732), filed April 24, 2003).
4.7	Form of Rights Agreement, dated as of August 3, 1999, between American Pacific Corporation and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A, dated August 6, 1999).
4.8	Form of Letter to Stockholders with copies of Summary of Rights to Purchase Preference Shares (incorporated by reference to Exhibit 2 to the Company’s Registration Statement on Form 8-A, dated August 6, 1999).
4.9	Amended and Restated 2002 Directors’ Stock Option Plan (the “2002 Plan”) (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated September 13, 2005).
4.10	Form of Option Agreement under the 2002 Plan (incorporated by reference to Exhibit 4.4 to the Company’s Form S-8 (File No. 333-104732), filed April 24, 2003).
5.1*	Opinion of Morrison & Foerster LLP.
5.2*	Opinion of Santoro, Driggs, Walch, Kearney, Holley & Thompson
10.1	Employment agreement dated January 1, 2002, between American Pacific Corporation and David N. Keys (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (the “2002 10-K”).
10.2	Employment agreement dated January 1, 2002, between American Pacific Corporation and John R. Gibson (incorporated by reference to Exhibit 10.2 to the Company’s 2002 10-K).
10.3	Employment Agreement, dated December 1, 2005, by and between American Pacific Corporation and Seth Van Voorhees (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
10.4	Interim agreement between the Company and Dana M. Kelley, as acting Chief Financial Officer dated March 27, 2006 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006).
10.5	Employment agreement dated October 15, 2006, between the Company and Joseph Carleone (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006).
10.6	Notice of Eligibility for Dr. Aslam Malik under AMPAC Fine Chemicals LLC Severance Pay Plan, dated January 24, 2007 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

Exhibit
No.	Description

10.7	AMPAC Fine Chemicals LLC Severance Pay Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
10.8	Form of Indemnification Agreement between American Pacific Corporation and all Directors of American Pacific Corporation (incorporated by reference to Exhibit 3.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000).
10.9	Amended and Restated American Pacific Corporation Defined Benefit Pension Plan (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 1999 (the “1999 10-K”)).
10.10	Amended and Restated American Pacific Corporation Supplemental Executive Retirement Plan effective January 1, 1999 (incorporated by reference to Exhibit 10.5 to the 1999 10-K).
10.11	Trust Agreement for the Amended and Restated American Pacific Corporation Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.6 to the 1999 10-K).
10.12	Lease Agreement between 3770 Hughes Parkway Associates Limited Partnership and American Pacific Corporation, dated July 31, 1990 (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-2 (File No. 33-36664) (the “1990 S-2”).
10.13	Limited Partnership Agreement of 3770 Hughes Parkway Associates, Limited Partnership (incorporated by reference to Exhibit 10.23 to the 1990 S-2).
10.14	Cooperation and Stock Option Agreement dated as of July 4, 1990, by and between Dynamit Nobel AG and American Pacific Corporation, including exhibits thereto (incorporated by reference to Exhibit 10.24 to the 1990 S-2).
10.15	Long-Term Pricing Agreement dated as of December 12, 1997, between Thiokol Corporation-Propulsion and American Pacific Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998).
10.16	Modification No. 1 dated September 13, 2000, to Long-Term Pricing Agreement between Thiokol Propulsion and American Pacific Corporation (incorporated by reference to Exhibit 10.14 to the 2000 10-K).
10.17	Partnershipping Agreement between Alliant Techsystems Incorporated (“Alliant”) and Western Electrochemical Company and letter dated November 24, 1997, from American Pacific Corporation to Alliant and revised Exhibit B with respect thereto (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998).
10.18	First Lien Credit Agreement, dated November 30, 2005, by and among American Pacific Corporation as borrower, the domestic subsidiaries of American Pacific Corporation as guarantors, Wachovia Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, and certain lending parties specified therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
10.19	Second Lien Credit Agreement, dated November 30, 2005, by and among American Pacific Corporation as borrower, the domestic subsidiaries of American Pacific Corporation as guarantors, Wachovia Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, and certain lending parties specified therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated November 30, 2005).

Exhibit
No.	Description

10.20	The Intercreditor Agreement, dated as of November 30, 2005, by and among American Pacific Corporation, the domestic subsidiaries of American Pacific Corporation as may time to time party become a party therein and Wachovia Bank, National Association, in its capacity as administrative agent for the First Lien Obligations, Wachovia Bank, National Association, in its capacity as administrative agent for the Second Lien Obligations and Wachovia Bank, National Association, in its capacity as control agent for the First Lien Administrative Agent and the Second Lien Administrative Agent (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
10.21	American Pacific Corporation Subordinated Promissory Note, dated November 30, 2005, in the principal amount of $25,500,000 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
10.22	Ground Lease, dated November 30, 2005, by and between Aerojet-General Corporation and Ampac Fine Chemicals LLC (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, dated November 30, 2005).
10.23	Modification #3 to the Thiokol Long Term Pricing Agreement dated April 5, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006).
10.24	Master International Swaps and Derivatives Association (“ISDA”) Agreement, between the Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006)
10.25	Schedule No. 1 to Master ISDA Agreement, between the Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006).
10.26	Schedule No. 2 to Master ISDA Agreement, between the Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006).
10.27	Ampac Fine Chemicals LLC Pension Plan for Bargaining Employees (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006).
10.28	Ampac Fine Chemicals LLC Pension Plan for Salaried Employees (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006).
10.29	Amended and Restated Credit Agreement, dated as of February 6, 2007, by and among American Pacific Corporation, certain subsidiaries thereof, the lenders party thereto, Wachovia Bank, National Association and Bank of America N.A. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated February 6, 2007).
10.30	Registration Rights Agreement, dated as of February 6, 2007, by and among American Pacific Corporation, certain subsidiaries thereof and Wachovia Capital Markets, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated February 6, 2007).
12.1*	Statement of Computation of Consolidated Ratio of Earnings to Fixed Charges.
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006).
23.1*	Consent of Deloitte & Touche LLP.
23.2*	Consent of Ernst & Young LLP.
23.3*	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).
23.4*	Consent of Santoro, Driggs, Walch, Kearney, Holley & Thompson (included on Exhibit 5.2).
24.1*	Powers of Attorney (included on the signature pages).

Exhibit
No.	Description

25.1*	Form T-1 Statement of Eligibility of Wells Fargo Bank, National Association to act as Trustee under the Indenture.
99.1*	Form of Letter of Transmittal.
99.2*	Form of Exchange Agent Agreement.
99.3*	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (included in Exhibit 99.1).
99.4*	Form of Notice of Guaranteed Delivery.
99.5*	Form of Letter to Clients.
99.6*	Form of Letter to Brokers, Dealers and Other Nominees.

*	Filed herewith.

†	To be filed by amendment.